The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying Prospectus are not an offer to sell these securities nor are they soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
 Pursuant to Rule 424(b)(3)
 Registration Statement No. 333-267287
SUBJECT TO COMPLETION, DATED NOVEMBER 7, 2022
PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 21, 2022)
U.S.$[•]
THE STATE TREASURY
of
THE REPUBLIC OF POLAND
Represented by
The Minister of Finance
[•] percent Notes due 20[•]
* * *
The Notes will bear interest at the rate of [•] percent per year. Interest on the Notes is payable on [•] and [•] of each year, beginning on [•], 2023. The Notes will mature on [•], 20[•]. Interest on the Notes will accrue from [•], 2022. The State Treasury may, at its option, from and including the date falling 3 months prior to the maturity date of the Notes to but excluding the maturity date of the Notes, redeem all, but not some only, of the outstanding Notes at their principal amount plus accrued interest up to but excluding the date set for redemption, as described under “Description of the Notes — Residual Maturity Call at the Option of the State Treasury”. The Notes are not otherwise redeemable prior to maturity.
The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.
The Notes will contain provisions, commonly known as collective action clauses, regarding future modifications to their terms that differ from those applicable to the Republic of Poland’s outstanding public external indebtedness issued prior to April 2, 2015. Under these provisions, which are described on pages 63 to 66 of the accompanying Prospectus, the Republic of Poland may amend the payment provisions of the Notes and other reserved matters listed in the Notes with the consent of the holders of: (1) with respect to the Notes, (a) at least 75 percent of the aggregate principal amount of the outstanding Notes or (b) a written resolution signed by or on behalf of at least 66 2/3 percent of the aggregate principal amount of the Notes then outstanding; (2) with respect to two or more series of debt securities, including the Notes, (a)(i) not less than 75 percent of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, or (ii) a written resolution signed by or on behalf of not less than 66 2/3 percent of the aggregate principal amount of outstanding securities affected by the proposed modification; and (b)(i) more than 66 2/3 percent of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification at separate meetings of the holders of each series, taken individually, or (ii) a written resolution signed by or on behalf of more than 50 percent of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.
Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange only. In this prospectus supplement, references to “regulated market” shall mean a regulated market for the purposes of European Parliament and Council Directive 2004/39/EC.
	Per Note	Total
Public Offering(1)	[•]%	U.S.$[•]
Underwriting Discount	[•]%	U.S.$[•]
Proceeds to the State Treasury(1)	[•]%	U.S.$[•]

(1)
Plus accrued interest, if any, from [•], 2022 to the closing date.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
* * *
The underwriters are offering the Notes subject to various conditions. The underwriters expect to deliver the Notes to purchasers on or about [•], 2022, through the book-entry facilities of The Depository Trust Company, Euroclear or Clearstream, Luxembourg.
* * *
Joint Book-Running Managers
BNP Paribas	Deutsche Bank	Goldman Sachs Bank Europe SE	Santander	Société Générale Corporate & Investment Banking
[•], 2022

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying Prospectus or any free writing prospectus that we provide to you. The State Treasury has not, and the underwriters have not authorized anyone to provide you with different information. The State Treasury and the underwriters are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying Prospectus is accurate as of any date other than the date of such information.
The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying Prospectus.
The distribution of this prospectus supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. In particular, offers and sales of the Notes are subject to certain restrictions, details of which are set out in “Offering Restrictions” on page S-25.
The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining this listing.
This prospectus supplement and the accompanying Prospectus will be available free of charge at the principal office of Banque Internationale à Luxembourg, société anonyme, the listing agent.
The State Treasury accepts responsibility for the information contained in this prospectus supplement and in the accompanying Prospectus. To the knowledge and belief of the State Treasury (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and in the accompanying Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.
MiFID II product governance / Professional investors and ECPs only target market — Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.
UK MiFIR Product Governance/ Professional investors and eligible counterparties only target market — Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.
Notification under Section 309B(1)(c) of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”):   In connection with Section 309B of the Securities and Futures Act (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), the Issuer has determined the classification of the Notes are prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendation on Investment Products.

Prospectus

i

SUMMARY OF THE OFFERING
Issuer
The State Treasury of the Republic of Poland, represented by the Minister of Finance.
Securities Offered
U.S.$[•] principal amount of [•]% notes due 20[•] (the “Notes”).
Maturity Date
[•], 20[•].
Redemption Basis
At par on maturity.
Ranking
The Notes will rank equally in right of payment with all other unsubordinated obligations of the Republic of Poland and the full faith and credit of the Republic of Poland will be pledged for the due and punctual payment of all principal and interest on the Notes.
Interest Rate
The Notes will bear interest at the rate of [•] percent per annum.
Interest Payment Dates
[•] and [•] of each year commencing [•], 2023 for the period commencing from and including [•], 2022, as described herein.
Markets
The Notes are offered for sale in those jurisdictions both within and outside of the United States where it is legal to make such offers. See “Offering Restrictions”.
Further Issues
The State Treasury reserves the right from time to time without the consent of the holders of the Notes to issue further securities having identical terms and conditions (except for the issue date and public offering price), so that such securities may be consolidated with, form a single series with and increase the aggregate principal amount of, the Notes.
Listing
Application has been made to list the Notes on the regulated market of the Luxembourg Stock Exchange.
Form and Settlement
The Notes will be issued in the form of one or more global notes, or the Global Notes, in fully registered form, without coupons, which will be deposited on or about [•], 2022, the Closing Date, with Citibank, N.A., London Branch as custodian for, and registered in the name of Cede & Co., as nominee of, The Depository Trust Company, or DTC. Except as described in this prospectus supplement, beneficial interests in the Global Notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Notes either through DTC in the United States or outside of the United States through Euroclear Bank S.A./N.V. or Clearstream Banking, société anonyme, if they are participants in such systems, or indirectly through organizations that are participants in such systems.
Except as described in this prospectus supplement, owners of beneficial interests in the Global Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered holders of the Notes under the Notes or the amended and restated fiscal agency agreement governing the Notes. See “Description of the Securities — Form and Settlement” in the Prospectus. It is expected that delivery of the Notes will be made, against payment therefor in same-day funds, on or about [•], 2022.

Withholding Tax
Principal of and interest on the Notes are payable by the State Treasury to a holder of a Note that is not resident of Poland, will be made without withholding or deduction of taxes. In case where the State Treasury is required by law to withhold taxes, the State Treasury will pay Additional Amounts, subject to certain exceptions, as described and to the extent set forth in the accompanying Prospectus under the heading “Description of the Securities — Payment of Additional Amounts”.
Residual Maturity Call at the Option of the State
Treasury
The State Treasury may, at its option, from and including the date falling 3 months prior to the maturity date of the Notes to but excluding the maturity date of the Notes, subject to having given not less than 30 nor more than 60 calendar days’ prior notice to the holders of the Notes in accordance with the terms and conditions of the Notes (which notice shall be irrevocable and shall specify the date set for redemption), redeem all, but not some only, of the outstanding Notes at their principal amount plus accrued interest up to but excluding the date set for redemption.
Governing Law
The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.
Collective Action Clauses
The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses and are described more fully on pages 63 to 66 of the accompanying Prospectus. Under these provisions, the State Treasury may amend certain key terms of the Notes, including the maturity date, principal amount, interest rate and other payment terms, with the consent of the holders of (1) with respect to proposed modifications affecting only the Notes: (a) at least 75 percent of the aggregate principal amount of the outstanding Notes, or (b) a written resolution signed by or on behalf of at least 66 2/3 percent of the aggregate principal amount of the Notes then outstanding; (2) with respect to proposed modifications affecting two or more series of debt securities, including the Notes: (a)(i) not less than 75 percent of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, or (ii) a written resolution signed by or on behalf of not less than 66 2/3 percent of the aggregate principal amount of outstanding securities affected by the proposed modification; and (b)(i) more than 66 2/3 percent of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification at separate meetings of the holders of each series, taken individually, or (ii) a written resolution signed by or on behalf of more than 50 percent of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. These provisions differ from those applicable to the Republic of Poland’s outstanding public external indebtedness issued prior to April 2, 2015.

FORWARD-LOOKING STATEMENTS
This prospectus supplement includes forward-looking statements. All statements other than statements of historical fact included in this prospectus supplement regarding, among other things, Poland’s economy, fiscal condition, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus supplement or any other forward-looking statement included herein.

USE OF PROCEEDS
The net proceeds from the sale of the Notes will be used to finance the Republic of Poland’s State budget borrowing requirements or for general financing purposes. The State Treasury estimates the net proceeds will be approximately U.S.$[•].

DESCRIPTION OF THE NOTES
The Notes will be issued under the Fiscal Agency Agreement, known as the “Agency Agreement”, to be dated as of [•], 2022, among the State Treasury, Citibank, N.A., London Branch, known as the Fiscal Agent, and Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on October 28, 2022.
The following description briefly summarizes some of the provisions of the Notes and the Agency Agreement. You should not assume this summary is complete. You should read the Registration Statement, including the exhibits, and, in particular, “Description of the Securities” in the accompanying Prospectus.
General
The Notes:
•
Mature on [•], 20[•].

•
Bear interest at a rate of [•] percent per annum.

•
Are to be issued pursuant to the Agency Agreement.

•
Will be issued without coupons in lawful money of the United States of America in denominations of U.S.$1,000 and integral multiples thereof.

•
Will rank at least equally in right of payment with all other unsecured and unsubordinated payment obligations of the Republic of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law. The Republic of Poland will give no preference to one obligation over another on the basis of priority of issue date or currency of payment.

•
Will not be redeemable prior to maturity at the option of the State Treasury or of the registered holders thereof except pursuant to the residual maturity call at the option of the State Treasury. See “Residual Maturity Call at the Option of the State Treasury” below.

•
Will not be subject to any sinking fund provided by the State Treasury for the amortization of the Notes.

At maturity, you will receive 100 percent of the principal amount of your Notes, plus accrued and unpaid interest to the maturity date. The State Treasury may, without the consent of the holders of the Notes, issue additional notes having the same rank and the same interest rate, maturity and other terms as the Notes. Any additional notes, together with the Notes, may constitute a single series of Notes under the Agency Agreement.
Interest:
•
Will be payable on the dates set forth on the cover of this prospectus supplement in lawful money of the United States of America to the registered holders of the Notes at the close of business on [•] and [•], as the case may be, prior to the payment date, each a “Record Date”.

•
Will be calculated on the basis of a 360-day year of twelve 30-day months.

•
Will accrue from [•], 2022.

•
Payments will begin on [•], 2023.

Residual Maturity Call at the Option of the State Treasury
The State Treasury may, at its option, from and including the date falling 3 months prior to the maturity date of the Notes to but excluding the maturity date of the Notes, subject to having given not less than 30 nor more than 60 calendar days’ prior notice to the holders of the Notes in accordance with the terms and conditions of the Notes (which notice shall be irrevocable and shall specify the date set for redemption), redeem all, but not some only, of the outstanding Notes at their principal amount plus accrued interest up to but excluding the date set for redemption.

Fiscal Agent
The Agency Agreement governs the duties of the Agents. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Agents.
Citibank, N.A., London Branch, is the Fiscal Agent of the Notes under the Agency Agreement.
The Fiscal Agent is an agent of the State Treasury, is not a trustee for the holders of the Notes and does not have the responsibility or duty to act for the holders of the Notes as would a trustee.
Form and Registration
The Notes will be issued in the form of one or more fully registered global notes, or the “Global Notes”, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, the “Depositary” or “DTC”, and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the Global Notes in the United States through the Depositary or in Europe through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, Luxembourg, if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream, Luxembourg’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary.
The Clearing Systems
The Depositary advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, or the Exchange Act. The Depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own the Depositary. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
Euroclear advises that the system it operates, the Euroclear System, was created in 1968 to hold securities for its participants, or Euroclear Participants, and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law, collectively, the “Euroclear Terms and Conditions”. The Euroclear Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. Euroclear acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to the Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by Euroclear.
Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations, or Clearstream Participants, and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.
Distributions with respect to the Notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.
Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Euroclear, Clearstream, Luxembourg or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within the Euroclear System and within Clearstream, Luxembourg and between Euroclear and Clearstream, Luxembourg in accordance with procedures established for these purposes by Euroclear and Clearstream, Luxembourg. Book-entry interests in the Notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Notes between Euroclear and Clearstream, Luxembourg and DTC may be effected in accordance with procedures established for this purpose by Euroclear, Clearstream, Luxembourg and DTC.
Definitive Notes
Individual certificates in respect of the Notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC or each of Euroclear and Clearstream, Luxembourg notifies the State Treasury that it is unwilling or unable to continue as a clearing system in connection with the Global Notes or, in the case of DTC only, DTC ceases to be a clearing agency registered under the Exchange Act and in each case a successor clearing system is not appointed by the State Treasury within 90 days after receiving such notice from Euroclear, Clearstream, Luxembourg or DTC or on becoming aware that DTC is no longer so registered, the State Treasury will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the Notes represented by such Global Notes upon delivery or such Global Notes for cancellation.
If such certificates are issued and so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require, the Luxembourg Agent will act as paying agent and transfer agent in Luxembourg and the holders of the Notes will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg Agent, 69 route d’Esch, L-2953 Luxembourg. For as long as the Notes are listed on the Luxembourg Stock Exchange and such stock exchange so requires, the State Treasury will publish any changes as to the identity or location of the Luxembourg Agent in a leading daily newspaper in Luxembourg, which is expected to be the d’Wort, or on the website of the Luxembourg Stock Exchange at www.bourse.lu.
Payments on the Global Notes
Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Euroclear Participants and/or Clearstream Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.
Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Euroclear Participants or Clearstream Participants on the other, will be effected in the Depositary in accordance with the Depositary’s rules on behalf of Euroclear or Clearstream, Luxembourg, as applicable; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as applicable, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). Euroclear or Clearstream, Luxembourg, as applicable, will, if the transaction meets its settlement requirements, deliver instructions to effect final settlement on its behalf by delivering or receiving Notes in the Depositary and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Euroclear Participants and Clearstream Participants may not deliver instructions directly to the Depositary.
Because of time zone differences, credits of Notes received in the Euroclear System or Clearstream, Luxembourg as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary’s settlement date. Such credits or any transactions in such Notes settled during such proceeding will be reported to the relevant Euroclear or Clearstream Participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of Notes by or through a Euroclear Participant or a Clearstream Participant to a DTC Participant will be received with value on the Depositary’s settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in the Depositary.
Although the Depositary, Euroclear and Clearstream, Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of the Notes among participants of the Depositary, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.
Notices
As long as any Notes are listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, all notices regarding the Notes shall be published in a leading newspaper of general circulation in Luxembourg, which is expected to be the d’Wort, or on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.
Other Terms
For other terms of the Notes, including the negative pledge covenant and events of default, see “Description of the Securities” in the accompanying Prospectus.

TAXATION
The following discussion summarizes certain Polish and U.S. federal income tax considerations that may be relevant to you if you invest in the Notes. This summary is based on laws, regulations, rulings and decisions now in effect, any of which may change. Any such change could apply retroactively and could affect the continued validity of this summary.
This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding the Notes, including the relevance to your particular situation, as well as state, local or other tax laws.
Polish Tax Considerations
Non-Polish tax residents — individuals
Under Article 3(2a) of the Personal Income Tax Act dated July 26, 1991 (the “PIT Act”), natural persons who do not reside in Poland are subject to tax only on income (revenue) earned in Poland (limited tax obligation).
Pursuant to Article 3(2b) of the PIT Act, income (revenue) earned in the territory of the Republic of Poland in particular means income (revenue) from:
(i)
work performed in the Republic of Poland based on a service relationship, employment relationship, outwork system and co-operative employment relationship, irrespective of the place where remuneration is paid;

(ii)
activity performed in person in the Republic of Poland, irrespective of the place where remuneration is paid;

(iii)
business activity pursued in the Republic of Poland, including through a foreign establishment located in the Republic of Poland;

(iv)
immovable property located in the Republic of Poland or rights to such property, including from its disposal in whole or in part, or from the disposal of any rights to such property;

(v)
securities and financial derivatives which are admitted to public trading on the territory of the Republic of Poland on the regulated exchange market, including income (revenue) generated from the disposal of such securities, and the exercise of the rights arising from any of the above;

(vi)
the transfer of the ownership of shares in a company, all of the rights and obligations in a company that is not a legal entity or shares in an investment fund, mutual fund institution or other legal entity and rights of similar character, or receivables being the result of holding such shares, all of the rights and obligations, participation titles or rights, if at least 50 per cent. of the assets of such company, company that is not a legal entity, such investment fund, such mutual fund institution or other legal entity, directly or indirectly, constitutes real estate located in the territory of the Republic of Poland or rights to such property;

(vii)
the transfer of the ownership of shares, all of the rights and obligations, shares in investment fund or rights of similar character in real estate company (in the meaning of the Polish tax regulations);

(viii)
the receivables settled, including receivables placed at disposal, paid out or deducted, by natural persons, legal persons, or organisational units without legal personality, having their place of residence, seat, or management board in the Republic of Poland, irrespective of the place of conclusion of the agreement and place of performance; and

(ix)
unrealised gains as referred to in the exit tax regulations.

Since the issuer is a Polish entity, income from the Notes should be considered as earned in Poland. However, under Article 21(1)(130) of the PIT Act, interest on Notes offered on foreign markets and income from the disposal of such Notes for remuneration received by individuals who are not tax resident in the Republic of Poland are exempt from Polish personal income tax.
Although no Polish withholding tax is expected on interest payable on the Notes offered on foreign markets to non-Polish tax residents and, in principle, Polish tax provisions do not specifically require any documentation to confirm the right of a non-resident taxpayer to apply the exemption referred to in Article 21(1)(130) of the PIT Act which would allow the tax remitter not to collect Polish withholding tax, it cannot be excluded that in practice some documentation may be requested or required to identify that taxpayer as a non-resident taxpayer which is a tax beneficiary of the payment as defined by the Polish tax regulations and to apply a tax exemption.
However, if a non-Polish tax resident performs any business activities in Poland and the Notes and/or any income from such Notes are related to that Polish activity, the non-Polish tax resident could be required to report his/her income from the Notes in Poland. In addition, although the above exemptions would generally still apply, it cannot be excluded that any income due to foreign exchange differences might be subject to Polish taxation. You should consult your tax advisor about your particular situation.
According to Article 41(4aa) of the PIT Act, when verifying the conditions for the application of a lower withholding tax rate or for an exemption, or conditions for the non-collection of a withholding tax, arising from the provisions of tax law, a tax remitter shall be obliged to exercise due diligence. When assessing whether due diligence has been exercised, the nature, the scale of the tax remitter’s activity and the relation, within the meaning of Article 23m (1)(5) of the PIT Act, between the tax remitter and the taxpayer should be taken into account (i.e. whether the tax remitter is related with the non-Polish tax resident under Polish transfer pricing regulations). Please see also the section “Special provisions on withholding tax on large payments to non-Polish tax residents being related parties” below. Prospective investors in the Notes are advised to seek their own professional advice in relation to the withholding tax in such case.
Under Article 41(4) of the PIT Act, an interest payer, other than an individual not acting within the scope of his/her business activity, is obliged to collect flat-rate income tax on payments made (benefits) or on the money or money equivalents made available to the taxpayer. However, under Article 41(4d) of the PIT Act, the entities operating securities accounts for the individuals, acting as tax remitters, should withhold the tax on this interest income if such interest income has been earned in the territory of Poland and is connected with registered securities, and the interest payment to the individual (the taxpayer) is made through those entities. These rules should also apply to the entities indicated in Article 3(2) of the Corporate Income Tax dated February 15, 1992 (the “CIT Act”) to the extent that they conduct business activity through a foreign establishment located within the territory of the Republic of Poland, if the account on which given securities are recorded is connected with the activity of that establishment. Consequently, a foreign entity that does not operate through a permanent establishment in Poland, e.g. a foreign investment firm not acting through a Polish permanent establishment, should not be obliged to withhold the tax. Under Article 45(3b) of the PIT Act, if the tax is not withheld, the individual is obliged to settle the tax himself/herself in his/her annual tax return. Under Article 45(1) of the PIT Act, the annual tax return should be submitted by 30 April of the following year.
Specific withholding tax consequences may relate to payments to omnibus accounts within the meaning of the provisions of the Act on Trading in Financial Instruments dated July 29, 2005 (hereinafter, the “Omnibus Accounts”). Pursuant to Article 30a(2a) of the PIT Act, with respect to income (revenue) from interest transferred to taxpayers holding rights attached to securities registered in Omnibus Accounts whose identity has not been revealed to the tax remitter in accordance with the Act on Trading in Financial Instruments, a 19 per cent. flat-rate tax should be withheld by the tax remitter from the aggregate income (revenue) released for the benefit of all such taxpayers through the Omnibus Account holder. Under Article 41(10) of the PIT Act, the tax remitters for securities registered in Omnibus Accounts are the entities operating the Omnibus Accounts through which the amounts due are paid. The tax is collected on the day of placing the amounts due at the disposal of the Omnibus Account holder. These rules should also apply to the entities indicated in Article 3(2) of the CIT Act to the extent that they conduct business activity through a foreign establishment located within the territory of the Republic of Poland, if the account on which given securities are recorded is connected with the activity of that establishment. Consequently, foreign entities that do not operate through a Polish permanent establishment, e.g. foreign investment firms, should not be obliged to withhold the tax.

Pursuant to Article 41(4da) of the PIT Act, in the circumstances referred to in Articles 41(4d) (generally entities operating securities accounts for the individuals, acting as tax remitters)and 41(10) (generally entities operating omnibus accounts, acting as tax remitters), entities making payments due through securities accounts or omnibus accounts are required to notify the entities maintaining such accounts that there is a relationship between them and the taxpayer, within the meaning of Article 23m (1)(5) (related parties — please see definition below) and that the amount referred to in section 12 (generally, PLN 2 million) will be exceeded, at least seven days before making the payment. Entities providing such information are required to update it before making the actual payment if circumstances that the information concerns change. In addition, in accordance with Article 41(12d) of the PIT Act, in the circumstances referred to in sections 4d (generally entities operating securities accounts for the individuals, acting as tax remitters) and 10 (generally entities operating omnibus accounts, acting as tax remitters), the excess amount (generally, above PLN 2 million) and the existence of the relationship referred to in section 12 will be determined by the entity keeping securities accounts or omnibus accounts. The entity keeping securities accounts or omnibus accounts does not take into consideration the amounts of payments on which tax was collected in accordance with Article 30a(2a).
If withholding tax is required by law, the State Treasury of the Republic of Poland, acting as the issuer, should, in principle, pay the additional amounts that result in the Noteholders and the Coupon holders receiving such amounts they would have received had no such withholding been required, in line with Condition 12 (Taxation).
Non-Polish tax residents — corporate income taxpayers
Pursuant to Article 3(2) of the CIT Act, taxpayers who do not have their seat or management board within the territory of the Republic of Poland are required to pay tax exclusively on income earned within the territory of the Republic of Poland.
Under Article 3(3) of the CIT Act, income (revenue) earned in the territory of the Republic of Poland in particular means income (revenue) from:
(i)
all types of activity pursued in the Republic of Poland, including through a foreign establishment located in the Republic of Poland;

(ii)
immovable property located in the Republic of Poland or rights to such property, including from its disposal in whole or in part, or from the disposal of any rights to such property;

(iii)
securities and financial derivatives which are admitted to public trading on the territory of the Republic of Poland on the regulated exchange market, including income (revenue) generated from the disposal of such securities, and the exercise of the rights arising from any of the above;

(iv)
the transfer of the ownership of shares in a company, all of the rights and obligations in a company that is not a legal entity or shares in an investment fund, mutual fund institution or other legal entity and rights of similar character, or receivables being the result of holding such shares, all of the rights and obligations, participation titles or rights, if at least 50 per cent. of the assets of such company, company that is not a legal entity, such investment fund, such mutual fund institution or other legal entity, directly or indirectly, constitutes real estate located in the territory of the Republic of Poland or rights to such property;

(v)
the transfer of the ownership of shares, all of the rights and obligations, shares in investment fund or rights of similar character in real estate company (in the meaning of the Polish tax regulations);

(vi)
the receivables settled, including receivables placed at disposal, paid out or deducted, by natural persons, legal persons, or organisational units without legal personality, having their place of residence, seat, or management board in the Republic of Poland, irrespective of the place of conclusion of the agreement and place of performance; and

(vii)
unrealised gains as referred to in the exit tax regulations.

Since the issuer is a Polish entity, income from the Notes should be considered as earned in Poland. However, under Article 17(1)(50) of the CIT Act, interest on Notes offered on foreign markets and income from the disposal of such notes for remuneration received by entities which do not have their seat and which do not have their management office in the Republic of Poland are exempt from Polish corporate income tax.
Although no Polish withholding tax is expected on interest payable on the Notes offered on foreign markets to non-Polish tax residents and, in principle, Polish tax provisions do not specifically require any documentation to confirm the right of a non-resident taxpayer to apply the exemption referred to in Article 17(1)(50) of the CIT Act which would allow the tax remitter not to collect Polish withholding tax, it cannot be excluded that in practice some documentation may be requested or required to identify that taxpayer as a non-resident taxpayer which is a tax beneficiary of the payment as defined by the Polish tax regulations and to apply a tax exemption.
According to Article 26(1) of the CIT Act, when verifying the conditions for the application of a reduced withholding tax rate or for an exemption, or conditions for the non-collection of a withholding tax, arising from special provisions or double taxation conventions, a tax remitter is obliged to exercise due diligence. In the assessment whether due diligence has been exercised, the character, the scale of the tax remitter’s activity and the relationship, within the meaning of Article 11a.1(5) of the CIT Act (related parties — please see definition below), between the tax remitter and the taxpayer should be taken into account. Please see also the section “Special provisions on withholding tax on large payments to non-Polish tax residents being related parties” below. Prospective investors in the Notes are advised to seek their own professional advice in relation to the withholding tax in such case.
Under Article 26(2c)(1) of the CIT Act, the entities operating securities accounts for taxpayers, acting as tax remitters, should withhold the tax on this interest income if such interest income (revenue) was earned in Poland and is connected with securities registered in said accounts, and the interest payment to the taxpayer is made through said entities. This rule should also apply to the entities indicated in Article 3(2) of the CIT Act (i.e. non-residents) to the extent that they conduct economic activity through a foreign establishment located within the territory of the Republic of Poland if the account on which the given securities are recorded is connected with the activity of that establishment.
Specific withholding tax consequences may relate to payments to Omnibus Accounts. Under Article 26(2a) of the CIT Act, with respect to income (revenue) from interest transferred to taxpayers holding rights attached to securities registered in Omnibus Accounts whose identity has not been revealed to the tax remitter in accordance with the Act on Trading in Financial Instruments, a 20 per cent. flat rate tax is withheld by the tax remitter from the aggregate income (revenue) released for the benefit of all such taxpayers through the Omnibus Account holder. Under Article 26(2b) of the CIT Act, the entity operating the Omnibus Account is the tax remitter. This rule should also apply to the entities indicated in Article 3(2) of the CIT Act (i.e. non-residents) to the extent that they conduct economic activity through a foreign establishment located within the territory of the Republic of Poland if the account on which given securities are recorded is connected with the activity of that establishment. Consequently, foreign entities that do not operate through a Polish permanent establishment, e.g. foreign investment firms, should not be obliged to withhold the tax.
Pursuant to Article 26(2ca) of the CIT Act, in the circumstances referred to in Article 26(2c) (generally entities operating securities accounts or omnibus accounts), entities making payments due through securities accounts or omnibus accounts are required to notify the entities maintaining such accounts that there is a relationship between them and the taxpayer, within the meaning of Article 11a(1)(5) (related parties — please see definition below) and that the amount referred to in section 2e (generally PLN 2 million) will be exceeded, at least seven days before making the payment. Entities providing such information are required to update it before making the actual payment if circumstances that the information concerns change. In addition, in accordance with Article 26(2ed) of the CIT Act, in the circumstances referred to in section 2c (generallyentities operating securities accounts or omnibus accounts), the excess amount and the existence of the relations referred to in section 2e (generally PLN 2 million) will be determined by the entity keeping securities accounts or omnibus accounts. The entity keeping securities accounts or omnibus accounts does not take into consideration the amounts of payments on which tax was collected in accordance with Article 26(2a).

If withholding tax is required by law, the State Treasury of the Republic of Poland, acting as the issuer, should, in principle, pay such additional amounts as will result in the Noteholders and the Coupon holders receiving such amounts they would have received had no such withholding been required, in line with Condition 12 (Taxation).
According to Art. 26(1m) of the CIT Act, where the entities referred to in Art. 26(1) of the CIT Act pay receivables from the sources listed in Art. 7b(1)(3) to (6) of the CIT Act (including revenues from securities) for the benefit of an entity having its registered office or management in a territory or state listed in regulations issued pursuant to Art. 11j(2) (i.e. so called list of states and territories that apply harmful tax competition), they are obliged to collect lump-sum income tax in the amount of 19 per cent. of the amount of the payment made. The provision of paragraph Art. 26(1) of the CIT Act should apply accordingly.
Polish tax residents — individuals
Under Article 3(1) of the PIT Act, natural persons residing in Poland are subject to tax on their total income (revenue) irrespective of the location of the sources of revenue (unlimited obligation to pay tax).
Under Article 3(1a) of the PIT Act, a Polish tax resident is a natural person who has his/her centre of personal or business interests (centre of vital interests) in Poland and/or who stays in Poland for longer than 183 days in a year. This regulation may be affected by specific regulations of the applicable tax treaty, under which, as a rule, the criterion of the centre of vital interests prevails.
Interest income
Under Article 30a(1)(2) of the PIT Act interest income is subject to a 19 per cent. flat rate tax.
Under Article 21(1)(119) of the PIT Act, interest received on Notes is exempt from personal income tax in the part that corresponds to the interest paid on the acquisition of the Notes from the issuer.
Under Article 30a(7) of the PIT Act, interest income (discount) from securities does not cumulate with general income subject to the progressive tax rate, but under Article 30a(1)(2) of the PIT Act it is subject to tax at a flat rate of 19 per cent.
Under Article 41(4) of the PIT Act, an interest payer, other than an individual not acting within the scope of his/her business activity, is obliged to collect flat-rate income tax on payments made (benefits) or on the money or money equivalents made available to the taxpayer. However, under Article 41(4d) of the PIT Act, the entities operating securities accounts for the individuals, acting as tax remitters, should withhold the tax on this interest income if such interest income (revenue) has been earned in the territory of Poland and is connected with securities registered in the said accounts, and the interest payment to the individual (the taxpayer) is made through those entities. These rules should also apply to the entities indicated in Article 3(2) of the CIT Act (i.e. non-residents) to the extent that they conduct business activity through a foreign establishment located within the territory of the Republic of Poland, if the account on which given securities are recorded is connected with the activity of that establishment. Consequently, a foreign entity that does not operate through a permanent establishment in Poland, e.g. a foreign investment firm not acting through a Polish permanent establishment, should not be obliged to withhold the tax. Under Article 45(3b) of the PIT Act, if the tax is not withheld, the individual is obliged to settle the tax himself/herself in his/her annual tax return. Under Article 45(1), of the PIT Act, the annual tax return should be submitted by 30 April of the following year.
Separate, specific rules apply to interest income on securities held in Omnibus Accounts. Pursuant to Article 30a(2a) of the PIT Act, with respect to income (revenue) from interest transferred to taxpayers holding rights attached to securities registered in Polish Omnibus Accounts whose identity has not been revealed to the tax remitter in accordance with the Act on Trading in Financial Instruments, dated July 29, 2005, a 19 per cent. flat rate tax is withheld by the tax remitter (under Article 41(10) of the PIT Act, the entity operating the Omnibus Account) from the aggregate income (revenue) released for the benefit of all such taxpayers through the Omnibus Account holder. Under Article 41(10) of the PIT Act, so far as the tax remitters for securities registered in Omnibus Accounts are concerned, tax remitters shall be the entities operating the Omnibus Accounts through which the amounts due are paid. The tax is collected on the day of placing the amounts due at the disposal of the Omnibus Account holder. These rules should also apply to the entities indicated in Article 3(2) of the CIT Act (i.e. non-residents) to the extent that they conduct business activity through a foreign establishment located within the territory of the Republic of Poland, if the account on which given securities are recorded is connected with the activity of that establishment. Consequently, foreign entities that do not operate through a permanent establishment in Poland, e.g. foreign investment firms not acting through a Polish permanent establishment, should not be obliged to withhold the tax.
Pursuant to Article 41(4da) of the PIT Act, in the circumstances referred to in Articles 41(4d) (generally entities operating securities accounts for the individuals, acting as tax remitters)and (10) (generally entities operating omnibus accounts, acting as tax remitters), entities making payments due through securities accounts or omnibus accounts are required to notify the entities maintaining such accounts that there is a relationship between them and the taxpayer, within the meaning of Article 23m(1)(5) (related parties — please see definition below) and that the amount referred to in section 12 (generally, PLN 2 million) will be exceeded, at least seven days before making the payment. Entities providing such information are required to update it before making the actual payment if circumstances that the information concerns change. In addition, in accordance with Article 41(12d) of the PIT Act, in the circumstances referred to in sections 4d (generally entities operating securities accounts for the individuals, acting as tax remitters)and 10 (generally entities operating omnibus accounts, acting as tax remitters), the excess amount (generally, above PLN 2 million) and the existence of the relationship referred to in section 12 will be determined by the entity keeping securities accounts or omnibus accounts. The entity keeping securities accounts or omnibus accounts does not take into consideration the amounts of payments on which tax was collected in accordance with Article 30a(2a).
Under Article 45(3c) of the PIT Act, taxpayers are obliged to disclose the amount of interest (discount) on securities (including the Notes) in the annual tax return if the Notes were registered in an Omnibus Account and the taxpayer’s identity was not revealed to the tax remitter.
In principle, if individuals hold Notes as a business asset, the income should be taxed according to separate rules. In particular, it could be either a tax at the 19 per cent. rate or the 12 per cent. to 32 per cent. progressive tax rate, depending upon the individual’s choice and the meeting of certain conditions. Individuals holding Notes as a business asset should consult their tax advisors for detailed information.
Income from disposing of Notes for remuneration
Under Article 30b(5) of the PIT Act, income from a disposal of securities, including the Notes, for remuneration does not accumulate with general income subject to the progressive tax rate or with income from business activity, but under Article 30b(1) of the PIT Act it is subject to a 19 per cent. flat rate tax. The income is calculated as the difference between the sum of revenues from a transfer of securities against a consideration and tax deductible costs, calculated on the basis of the relevant provisions of the PIT Act (Article 30b(2) of the PIT Act). Based on Article 17(2) and Article 19(1) of the PIT Act, if the price expressed in the contract without a valid reason significantly deviates from the market value, the amount of income is determined by the tax authority in the amount of the market value. The amount of tax payable should be calculated on the total amount of income from disposing of securities for remuneration, i.e. including the Notes and other securities (if any), in the given tax year.
The taxpayer himself/herself is obliged to settle the tax on the transfer of securities (including Notes) against a consideration. Taxpayers should prepare their annual tax return by the end of April of the year following the tax year in which the income was earned.
In principle, if individuals hold Notes as a business asset, the income should be taxed according to separate rules. In particular, it could be either a tax at the 19 per cent. rate or the 12 per cent. to 32 per cent. progressive tax rate, depending upon the individual’s choice and the meeting of certain conditions. Individuals holding Notes as a business asset should consult their tax advisors for detailed information.
Polish tax residents — corporate taxpayers
Under Article 3(1) of the CIT Act the entire income of taxpayers who have their registered office or management in Poland is subject to tax obligations in Poland, irrespective of where the income is earned.

According to Article 3(1a) o the CIT Act, a taxpayer has a management board within the territory of the Republic of Poland, amongst other things, when the taxpayer’s day-to-day affairs are conducted in Poland in an organized and continuous manner on the basis of, in particular:
(1)
a contract, decision, court order, or other document governing the establishment or operation of that taxpayer; and/or

(2)
powers of attorney granted; and/or

(3)
relationships within the meaning of Article 11a(1)(5) of the CIT Act (related parties — please see definition below).

Income (revenue) from the Notes, both on account of interest/discount and other income, including transfer of securities against a consideration, earned by a Polish tax resident corporate income taxpayer, is subject to income tax following the same general principles as those which apply to any other income received from business activity within the same source of revenue. As a rule, for Polish income tax purposes, interest is recognised as revenue on a cash basis, i.e. when it is received and not when it has accrued. Income from a transfer of securities against a consideration is in principle their value expressed in the price specified in the contract. If the price expressed in the contract, without a valid reason, significantly deviates from the market value, the revenue amount is determined by the tax authority in the amount of the market value (Article 14(1) of the CIT Act). Regarding capital gains, the cost of acquiring securities is recognised at the time the revenue from the disposal of the securities for remuneration is obtained. The taxpayer itself (without the involvement of the tax remitter) settles the tax on interest (discount) or capital gains on securities, which is aggregated with other income derived from business operations conducted by the taxpayer.
The appropriate tax rate is the same as the tax rate applicable to business activity, i.e. 19 per cent. for a regular corporate income taxpayer , in case the revenue is included in revenues other than revenues from capital gains, 9 per cent. for small taxpayers.
Although Polish corporate income taxpayers should not be subject to Polish withholding tax, such tax may be withheld under specific rules applying to interest income on securities held in Omnibus Accounts. Under Article 26(2a) of the CIT Act, with respect to income (revenue) from interest transferred to taxpayers holding rights attached to securities registered in Omnibus Accounts whose identity has not been revealed to the tax remitter in accordance with the Act on Trading in Financial Instruments, a 20 per cent. flat rate tax is withheld by the tax remitter from the aggregate income (revenue) released for the benefit of all such taxpayers through the Omnibus Account holder. Under Article 26(2b) of the CIT Act, the entity operating the Omnibus Account is the tax remitter. If such tax is withheld for a Polish corporate income taxpayer, to receive a refund of such tax the taxpayer should contact its tax adviser. This rule should also apply to the entities indicated in Article 3.2 of the CIT Act (i.e. non-residents) to the extent that they conduct economic activity through a foreign establishment located within the territory of the Republic of Poland if the account on which given securities are recorded is connected with the activity of that establishment. Consequently, foreign entities that do not operate through their permanent establishments in Poland, e.g. foreign investment firms, should not be obliged to withhold the tax.
Pursuant to Article 26(2ca) of the CIT Act, in the circumstances referred to in Article 26(2c) (generally entities operating securities accounts or omnibus accounts), entities making payments due through securities accounts or omnibus accounts are required to notify the entities maintaining such accounts that there is a relationship between them and the taxpayer, within the meaning of Article 11a(1)(5) (related parties — please see definition below) and that the amount referred to in section 2e (generally PLN 2 million) will be exceeded, at least seven days before making the payment. Entities providing such information are required to update it before making the actual payment if circumstances that the information concerns change. In addition, in accordance with Article 26(2ed) of the CIT Act, in the circumstances referred to in section 2c (generallyentities operating securities accounts or omnibus accounts), the excess amount (generally above PLN 2 million) and the existence of the relations referred to in section 2e will be determined by the entity keeping securities accounts or omnibus accounts. The entity keeping securities accounts or omnibus accounts does not take into consideration the amounts of payments on which tax was collected in accordance with Article 26(2a).

Under Article 7 of the CIT regulations, income is determined separately for each relevant source of revenue, i.e. revenues from capital gains are separated from revenues from other sources. Correspondingly, the tax losses are determined separately for each of these sources of revenue, whereby a tax loss from one source of revenue may not be deducted against the income from the other source of revenue. Within the same source of revenue, losses can be deducted for five consecutive tax years, in an amount not exceeding 50 per cent. of the loss in any of those years. A taxpayer may also deduct from the tax base once over the next five consecutive tax years up to PLN 5 million of the loss incurred (in an amount however not exceeding 50 per cent. of the loss in any of those years). In principle, the income (revenue) from the Notes, including their transfer against a consideration, is combined with revenues from capital gains (Article 7b(1) of the CIT Act). In the case of insurers, banks and some other entities (financial institutions), the income (revenue) from the Notes, including their transfer against a consideration is included in revenues other than revenues from capital gains (Article 7b(2) of the CIT Act).
Special provisions on withholding tax on large payments to non-Polish tax residents being related entities
Corporate income tax
Under Article 26(2e) of the CIT Act, if the total amount of payments made to a related entity on the bases specified in Article 21(1)(1) (including interest/discount on notes) and Article 22(1) exceeds PLN 2 million in total in the payer’s tax year for the same taxpayer, legal persons, unincorporated organisational units and individual business owners are obliged as payers to withhold, subject to Article 26(2g) of the CIT Act on the day of payment, a flat-rate income tax on those payments based on the tax rate set out in Article 21(1)(1) (20 per cent. in the case of interest/discount on notes) or Article 22(1)on any amount exceeding the PLN 2 million threshold, without being able not to withhold that tax on the basis of an appropriate double tax treaty, and also without taking into account exemptions or rates resulting from special regulations or double tax treaties (hereinafter the “Obligation to Withhold Tax”). For the purposes of this provision, related entities are understood to be entities within the meaning of Article 11a(1)(4) of the CIT Act (Article 26(2ea) of the CIT Act).
The Obligation to Withhold Tax does not apply to entities that are taxpayers referred to in Article 3(1) of the CIT Act, i.e., Polish tax residents (Article 26(2eb) of the CIT Act).
However, if a payment has been made which, without a justified economic reason, is not classified as a receivable listed in Article 21(1)(1) or Article 22(1) of the CIT Act, Article 26(2e) applies accordingly (Article 26(2ec) of the CIT Act).
In addition, in accordance with Article 26(2ed) of the CIT Act, in the circumstances referred to in Article 26(2c) of the CIT Act, the excess amount and the existence of the relationships referred to in Article 26(2e) of the CIT Act will be determined by the entity keeping securities accounts or omnibus accounts. The entity keeping securities accounts or omnibus accounts does not take into consideration the amounts of payments on which tax was collected in accordance with Article 26(2a) of the CIT Act.
Under Article 26(2i) and 26(2j) of the CIT Act, if the payer’s tax year is longer or shorter than 12 months, the amount to which the Obligation to Withhold Tax applies is calculated by multiplying 1/12 of PLN 2 million and the number of months that have begun in the tax year in which the payment was made; if the calculation of that amount is not possible by reference to the payer’s tax year, the Obligation to Withhold Tax shall apply accordingly to the payer’s current financial year and, in its absence, with respect to the payer’s other period with features specific to the financial year, no longer however than 23 consecutive months.
Under Article 26(2k) of the CIT Act, if the payment was made in a foreign currency, to determine whether the amount to which the Obligation to Withhold Tax applies was exceeded, the amounts paid are converted into PLN at the average exchange rate published by the National Bank of Poland on the last business day preceding the payment day.
Under Article 26(2l) of the CIT Act, if it is not possible to determine the amount paid to the same taxpayer, it is presumed that it exceeded the amount from which the Obligation to Withhold Tax applies.
Under Article 26(7a) of the CIT Act, the Obligation to Withhold Tax does not apply if the payer has declared that:
(a)
it holds the documents required by the tax law for the application of the tax rate or tax exemption or non-taxation under special regulations or double tax treaties; and

(b)
after the verification of the conditions to apply an exemption or reduced withholding tax rate resulting from special regulations or double tax treaties, it is not aware of any grounds for the assumption that there are circumstances that exclude the possibility of applying the tax rate or tax exemption or non-taxation under special regulations or double tax treaties.

The above is to be declared by the head of the unit within the meaning of the Accounting Act (e.g. the Issuer’s management board) and, if the entity is managed by a multi-person authority, by the person being a member of such authority. The declaration cannot be made by proxy. The declaration is to be made in electronic form not later than the payment day (Article 26(7b) and 26(7c) of the CIT Act).
The declaration may be made by the deadline relevant for payment of the tax for the month in which the amount referred to in Article 26(2e) of the CIT Act was exceeded (Article 26(7c) of the CIT Act).
In the case of withholding tax as a result of the Obligation to Withhold Tax, if double tax treaties or special regulations provide for a tax exemption or reduced tax rate, the taxpayer or tax remitter (if the taxpayer has paid tax with its own funds and has borne the economic burden of such tax, e.g. as a result of a gross-up clause) may apply for a refund of that tax by submitting the relevant documents and declarations. When recognising that the refund is justified, the tax authorities shall carry it out within six months.
This restriction also does not apply where a binding opinion on the application of a preference is applicable. In accordance with Article 26(2g) of the CIT Act, if the total amount of receivables for items listed in Article 21(1)(1) and Article 22(1) of the CIT Act paid to a taxpayer in the remitter’s tax year exceeds the amount referred to in Article 26(2e) of the CIT Act, legal persons, organizational units without legal personality and natural persons who are entrepreneurs can elect not to collect the tax based on an appropriate double taxation treaty, but instead may apply the rate resulting from such treaty or the exemption referred to in Article 21(3) or Article 22(4) of the CIT Act based on the applicable opinion on the application of a preference.
Pursuant to Article 26b(1) of the CIT Act, an opinion on the remitter’s application of the exemption from the collection of a flat-rate income tax on the receivables paid to such taxpayer, as referred to in Article 22(1) of the CIT Act, and/or the application of a tax rate resulting from an applicable double taxation treaty or failure to collect tax under such treaty (an opinion on the application of a preference) is issued by a tax authority at the request of: (i) the taxpayer; (ii) the remitter; or (iii) the person paying the receivables through entities operating securities accounts or omnibus accounts — if the request demonstrates compliance with the conditions set out in Article 22(4-6) of the CIT Act or the conditions for the application of a double taxation treaty.
The request for an opinion on the application of preferences is made electronically. The tax authority responsible for issuing opinions on the application of preferences is the head of the tax office having jurisdiction over the taxpayer’s registered office and, in the case of taxpayers who are subject to a limited tax obligation in the territory of the Republic of Poland and taxpayers having rights from securities registered in omnibus accounts, whose identity has not been disclosed to the remitter in accordance with the procedure provided for in the Act on Trading in Financial Instruments, it is the head of a tax office competent in matters of foreign taxation.
In accordance with Article 26b(3) of the CIT Act, an opinion on the application of a preference may be refused in the case of:
1)
a taxpayer’s failure to comply with the conditions set out in Article 21 of the CIT Act or the conditions for the application of a double taxation treaty;

2)
the existence of justified concerns as to compliance with the actual state of affairs of the documentation attached to the request or the taxpayer’s statement that the taxpayer is the beneficial owner of the receivables;

3)
the existence of a reasonable presumption that a decision has been issued pursuant to Article 119a of the Tax Ordinance (the so-called anti-tax avoidance clause), with the use of measures restricting contractual advantages or pursuant to Article 22c of the CIT Act; and

4)
the existence of a reasonable presumption that a taxpayer subject to a limited tax obligation in the territory of the Republic of Poland does not carry out actual economic activity in the taxpayer’s country of residence for tax purposes.
A refusal to give an opinion on the application of a preference can be appealed to an administrative court (Article 26b(4) of the CIT Act).
An opinion on the application of a preference is given without undue delay, no later than six months after the date of receipt of the request by the tax authority (Article 26b(5) of the CIT Act).
An opinion on the application of a preference will, as a general rule, expire 36 months after the date of its issue, unless there is a prior substantial change in the factual circumstances that may affect the fulfilment of the conditions for applying the exemption in question. In such case, the provisions of the CIT Act indicate specific expiration dates for the preference opinion.
Pursuant to the Regulation of the Minister of Finance dated December 31, 2018 regarding the exclusion or limited application of Art. 26(2e) of the CIT Act, as amended (the “Regulation”), the application of the Obligation to Withhold Tax is excluded in relation to interest/discount payments on bonds issued by the State Treasury of the Republic of Poland and offered, which are received by taxpayers who do not have their seat or management board within the territory of the Republic of Poland. This rule may be however applied only if conditions for non-remittance of the tax, application of tax rate or exemption resulting from specific tax provisions or double tax treaties are fulfilled.
Personal income tax
Analogous provisions apply to personal income tax, including Article 41(12) of the PIT Act, which provides for an analogous tax withholding obligation. While the Regulation of the Minister of Finance dated December 31, 2018 regarding the exclusion or limited application of Art. 41(12) of the PIT Act, as amended is the equivalent of the Regulation described above.
Related parties
Under Art. 11a(1)(5) of the CIT Act (and analogically in accordance with the Art. 23m(5) of the PIT Act) “links” shall mean the relations referred to in subparagraph Art. 11a(1)(4) of the CIT Act (and analogically in accordance with the Art. 23m(1)(4) of the PIT Act), existing among related entities.
In accordance with the Art. 11a(1)(4) of the CIT Act (and analogically in accordance with the Art. 23m(1)(4) of the PIT Act), related entities shall mean:
a)
entities of which one entity exercises a significant influence on at least one other entity or

b)
entities on which a significant influence is exercised by:

•
the same other entity or

•
the spouse or a relative by consanguinity or affinity up to the second degree of a natural person exercising a significant influence on at least one entity, or

c)
a partnership without legal personality and its shareholder, or

ca)
a partnership referred to in Article 1(3)(1) of the CIT Act and its general partner, or

cb)
a partnership referred to in Article 1(3)(1a) of the CIT Act and its shareholder, or

d)
a taxable person and their foreign establishment, and in the case of a tax capital group — a company being its part and its foreign establishment;

Solidarity levy on income from disposal of notes for consideration generated by natural persons subject to either unlimited or limited tax liability in Poland (i.e. notwithstanding their tax residence)
According to Article 30h of the PIT Act, natural persons are required to pay a solidarity levy at the rate of 4 per cent. of the base amount for its calculation. The base amount for calculation of the solidarity levy is the amount in excess of PLN 1 million of the sum of incomes subject to taxation pursuant to Article 27

Section 1, 9 and 9a, Article 30b (i.e. in particular the income from disposal of notes for a consideration), Article 30c and Article 30f of the PIT Act, decreased by the premiums referred to in Article 26 Section 1 item 2 and 2a of the PIT Act and the amounts referred to in Article 30f Section 5 of the PIT Act, deducted from such incomes.
In calculating the base amount of the solidarity levy for a given calendar year, one should include the incomes and the incomes deductions as described above, as reported in:
•
the annual tax calculation referred to in Article 34 Section 7 of the PIT Act (the annual tax calculation prepared and sent by social allowance authorities to the taxpayers receiving income, in particular, from age and disability allowance) if such a reconciliation shows a payable tax; and

•
the tax returns referred to in Article 45 Section 1, Section 1a item 1 and 2 and Section 1aa of the PIT Act for which the filing deadline falls within the period starting on the day following the lapse of the time period for filing of the solidarity levy amount statement in the year preceding that calendar year, to the last day for submission of the solidarity levy amount statement.

Natural persons are required to file the solidarity levy amount statements on the official forms provided by 30 April of the calendar year and pay the levy by the same day.
Individuals holding Notes as a business asset should consult their tax advisors for detailed information.
Tax remitter’s liability
Under Article 30 paragraph 1 of the Tax Ordinance dated August 29, 1997 (the “Tax Ordinance”), a tax remitter that has not performed its obligation to calculate and withhold tax from a taxpayer, or to transfer the appropriate amount of tax to the relevant tax office, is liable for tax not withheld, or tax withheld but not transferred to the relevant tax office. The remitter is liable for those obligations with all of its assets. Under Article 30 paragraph 5 of the Tax Ordinance, the provisions on the tax remitter’s liability do not apply if separate provisions provide otherwise, or if the tax has not been withheld through the taxpayer’s fault (save for particular cases set out in of Article 30 paragraph 5a of the Tax Ordinance).
Civil law transactions tax
Under Art. 1.1.1.a of the Tax on Civil Law Transactions Act dated September 9, 2000 (the “PCC Act”), agreements for sale or exchange of assets or proprietary rights are subject to tax on civil law transactions. The Notes should be considered as representing proprietary rights. Transactions are taxable if their subjects are:
1)
assets located in Poland or proprietary rights exercisable in Poland;

2)
assets located abroad or proprietary rights exercisable abroad if the acquirer’s place of residence or registered office is located in Poland and the civil law transaction was carried out in Poland.

Although this is not clearly addressed in the law and there are grounds to classify rights incorporated in the Notes as rights exercisable outside of Poland, it is likely that the Notes will be considered as rights exercisable in Poland. Consequently, as a rule, the tax should apply regardless of the place where a sale or exchange transaction is concluded.
Tax on the sale or exchange of the Notes is 1 per cent. of their market value. It is payable within 14 days after the sale or exchange agreement has been entered into. However, if such agreement has been entered into in notarial form, the tax due should be withheld and paid by the notary public. Tax on sale of the Notes is payable by the entity acquiring the Notes. In the case of exchange agreements, tax on civil law transactions should be payable by both parties jointly and severally.
Under Article 9(7) of the PCC Act, a sale of Treasury bonds and bills is exempt from civil law transactions tax; therefore, no Polish civil law transactions tax should apply to a sale of the Notes.
General Anti Abuse Regulations
On 15 July 2016, General Anti Abuse Regulations were introduced into the Polish legal system. In accordance with Article 119a § 1 of the Tax Ordinance , amended as at 1 January 2019, an act will not result in deriving a tax benefit if deriving the tax benefit being at variance, in given circumstances, with the object of goal of a tax Act or provision thereof, was the main or one of the main objectives of performing it, and the mode of action was artificial (taxation avoidance). In the situation listed in § 1, the tax consequences of a given action are determined based on the circumstances which would occur if the proper action was performed (Article 119a § 2 of the Tax Ordinance). A proper action includes an action which an entity could perform in given circumstances if such entity acted reasonably and for lawful purposes other than achieving a tax benefit contrary to the subject and purpose of a tax law or tax provision and the manner of acting would not be artificial. Proper action could be also failure to act (Article 119a § 3 of the Tax Ordinance).
If, in the course of proceedings, the party indicates an appropriate action, the tax consequences will be determined based on the circumstances that would occur if such action were performed (Article 119a § 4 of the Tax Ordinance). According to Article 119a § 5 of the Tax Ordinance, the provisions of § 2-4 do not apply if the circumstances indicate that the achievement of such tax benefit would be the only purpose of performing the action referred to in § 1. In such case, the tax consequences are determined based on the circumstances which would occur if such action was not performed.
According to new tax regulations which came into force on 1 January 2019, the exemplary list of considerations used for determination, whether an arrangement is artificial has been extended. The following considerations should be taken into account:
(a)
an unjustified division of operations;

(b)
the use of intermediaries despite a lack of economic or commercial grounds for their presence;

(c)
the state of affairs following the arrangements is identical or similar to the state existing before the activity was undertaken;

(d)
the state of affairs cancel out or compensate each other;

(e)
commercial risk exceeding expected other than tax benefits to such extent that a reasonable party would not choose acting in such manner;

(f)
obtained tax benefit is not reflected in commercial risk or cash flows incurred by a party;

(g)
profit before taxation, which is slight in comparison to a tax benefit, which does not result directly from actually borne economic loss; and

(h)
arrangement of an entity, which does not conduct actual business activity or does not have material economic function, or has its seat or residency in harmful tax competition states.

U.S. Federal Income Tax Considerations
The following is a summary of the material U.S. federal income tax considerations relevant to U.S. Holders (as defined below) of acquiring, holding and disposing of the Notes and does not purport to be a complete analysis of all potential tax effects relating to an investment in the Notes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and proposed U.S. Treasury regulations (“Regulations”), and administrative and judicial interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax considerations described in this summary.
This summary is general in nature and does not discuss all aspects of U.S. federal income taxation or all tax considerations that may be relevant to U.S. Holders (as defined below) in light of their particular circumstances. In addition, it does not address all U.S. federal income tax consequences that may be applicable to investors subject to special tax rules (including, without limitation: (i) financial institutions (including banks); (ii) insurance companies; (iii) dealers or traders in stocks, securities, currencies or notional principal contracts; (iv) regulated investment companies; (v) real estate investment trusts; (vi) tax-exempt organizations; (vii) individual retirement and other tax-deferred accounts; (viii) mutual funds; (ix) partnerships, pass-through entities, or persons that hold the Notes through pass-through entities; (x) holders that are not U.S. Holders (as defined below); (xi) investors that hold the Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

(xii) investors that have a functional currency other than the U.S. dollar; (xiii) U.S. Holders that hold the Notes through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States; and (xiv) U.S. expatriates and former long-term residents of the United States), all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address U.S. federal estate, gift or alternative minimum tax considerations, the Medicare surtax on net investment income, rules requiring the inclusion of income not later than such income is taken into account for financial accounting purposes or non-U.S., state or local tax considerations. This summary addresses only the U.S. federal income tax considerations for initial purchasers of the Notes as part of the initial distribution at their initial issue price (the first price at which a substantial amount of Notes are sold for money, excluding sales to underwriters, placement agents or wholesalers) and assumes that investors will hold the Notes as capital assets (generally, property held for investment).
For the purposes of this summary, a “U.S. Holder” is a beneficial owner of Notes that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation or any other entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the United States or any state thereof, including the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust (1)(a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more “United States persons” as defined in Section 7701 of the Code have the authority to control or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner and the partnership should consult its own tax adviser as to its consequences.
THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Payments of Interest
General
Payments of interest on a Note (including any Additional Amounts and any non-U.S. tax deducted or withheld with respect thereto) will be included in the gross income of a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the U.S. Holder’s method of U.S. federal income tax accounting. It is expected and this discussion assumes that the Notes will be issued with less than a statutorily defined de minimis amount of original issue discount.
Interest paid by the State Treasury on the Notes will generally constitute income from sources outside the United States. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute “passive category income”. The rules governing foreign tax credits are complex and you should consult your own tax advisor regarding the application of the foreign tax rules in your situation.
Sale or Other Disposition of Notes
A U.S. Holder will generally recognize gain or loss on the sale or other disposition of a Note equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note will generally be its cost. Except to the extent attributable to accrued but unpaid interest (which will be taxable as such), gain or loss recognized on the sale or other disposition of a Note will be capital gain or loss and will generally be treated as from sources within the United States. In the case of a U.S. Holder that is an individual, estate or trust, the maximum marginal federal income tax rate applicable to capital gains is currently lower than the maximum marginal rate applicable to ordinary income if the Notes are held for more than one year. The deductibility of capital losses is subject to significant limitations under the Code.
Backup Withholding and Information Reporting
In general, payments of principal and interest on, and the proceeds of a sale, redemption or other disposition of, the Notes, payable to a U.S. Holder by a U.S. paying agent or other U.S. or U.S.-connected intermediary are subject to information reporting and may be subject to backup withholding, unless the U.S. Holder provides an accurate taxpayer identification number or certification of exempt status or otherwise complies with the applicable backup withholding requirements. Certain U.S. Holders are not subject to backup withholding. Certain U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability as long as the holder timely provides the required information to the U.S. Internal Revenue Service (the “IRS”).
Foreign Asset Reporting
Certain U.S. Holders are required to disclose on their U.S. federal income tax returns certain information relating to an interest in the Notes, subject to certain exceptions (including an exception for Notes held in accounts maintained by certain financial institutions). U.S. Holders should consult their own tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the Notes and regarding their tax reporting obligations.

UNDERWRITING
Under the terms and subject to the conditions stated in the Underwriting Agreement dated the date of this prospectus supplement, each Underwriter named below has severally, and not jointly, agreed to purchase, and the State Treasury has agreed to sell to each Underwriter, the principal amount of Notes set forth opposite the Underwriter’s name in the table below at a discount from the price indicated on the cover page of this prospectus supplement.
Underwriter	Principal Amount
BNP Paribas	U.S.$[•]
Deutsche Bank Aktiengesellschaft	U.S.$[•]
Goldman Sachs Bank Europe SE	U.S.$[•]
Santander Investment Securities Inc.	U.S.$[•]
Société Générale	U.S.$[•]
Total	U.S.$[•]
The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all the Notes if they purchase any of the Notes.
The Underwriters initially propose to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer some of the Notes to dealers at that price less a concession not in excess of [•] percent of the principal amount of the Notes. The Underwriters may allow, and the dealers may re-allow, a discount not in excess of [•] percent of the principal amount of the Notes to other dealers. After the initial offering of the Notes to the public, the public offering price and other selling terms may from time to time be varied by the Underwriters.
Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange only. The State Treasury cannot guarantee that the application to the Luxembourg Stock Exchange will be approved and settlement of the Notes is not conditional upon obtaining the listing. The State Treasury has been advised by the Underwriters that they intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters, however, are not obligated to make a market in the Notes and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.
The Notes are offered for sale in the United States and elsewhere where such offer and sale are permitted.
Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this prospectus supplement.
The State Treasury estimates that its share of the total expenses of the offering of the Notes, excluding underwriting discounts and commissions, will be approximately U.S.$[•].
In connection with the offering, the Underwriters are permitted to engage in transactions to stabilize the market price of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are on the cover page of the Prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.
Neither the State Treasury nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the State Treasury nor any of the Underwriters makes any representation that the

Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Certain of the Underwriters may not be U.S. registered broker-dealers and therefore, to the extent that they intend to effect any sales of the Notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.
The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities, and have in the past and may in the future engage in investment banking and commercial banking transactions with the Republic of Poland.
In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of the Republic of Poland. All of the Underwriters or affiliates thereof are primary dealers of securities issued by the Republic of Poland. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
The State Treasury has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities.
Delivery of the Notes is expected on or about [•], 2022, which will be the [•] business day following the date of pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to two business days before delivery may be required, by virtue of the fact that the Notes initially will settle in T+[•], to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade Notes prior to the settlement date should consult their own advisor.

OFFERING RESTRICTIONS
European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), there has not been and there will not be an offer of Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant State other than:
(a)
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;or

(b)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Notes shall require the State Treasury or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression “an offer of Notes to the public” in relation to any Notes in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Poland
In accordance with paragraph 6.1 of the Regulation of the Polish Minister of Finance of December 15, 2010 on the conditions for issuing Treasury bonds offered in the foreign markets, in the primary market, Notes may be acquired by natural persons legal persons, or companies without legal personality.
United Kingdom
Each of the Underwriters (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to the State Treasury of the Republic of Poland; and (ii) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
Hong Kong
The Notes may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CWUMPO”) or which do not constitute an offer to the public within the meaning of the CWUMPO.
No person may issue or have in its possession for the purpose of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.
Japan
The Notes offered by this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”). The Notes offered by this prospectus supplement may not be offered or sold and will not be, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.
Singapore
This prospectus supplement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore (“MAS”). Accordingly, the Notes have not been offered or sold or caused to be made the subject of an invitation for subscription or purchase, nor may this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,
b)
securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Notification under Section 309B(1)(c) of the SFA:   In connection with Section 309B of the SFA and the CMP Regulations 2018, the Issuer has determined the classification of the Notes as prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendation on Investment Products).
China
The Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except as permitted by the securities laws of the People’s Republic of China.
Korea
The Notes have not been and will not be registered under the Financial Services Commission of Korea for a public offering in Korea under the Korea Financial Investment Services and Capital Markets Act (the

“FSCMA”). The Notes have not been and will not be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea (as defined in the Foreign Exchange Transactions Law of Korea (“FETL”) and its Enforcement Decree) within one year of the issuance of the Notes, except as otherwise permitted under the applicable Korean laws and regulations, including the FSCMA and the FETL and the decrees and regulations thereunder.
Switzerland
The offering of the Notes in Switzerland is exempt from the requirement to prepare and publish a prospectus under the Swiss Financial Services Act (“FinSA”) because such offering in Switzerland is made to professional clients within the meaning of the FinSA only and the Notes will not be admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus supplement does not constitute a prospectus pursuant to FinSA, and no such prospectus has been or will be prepared for or in connection with the offering of the Notes.
Canada
The Notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection this offering.

GENERAL INFORMATION
Listing and Clearance
Application has been made to list and trade the Notes on the regulated market of the Luxembourg Stock Exchange only. Copies of this prospectus supplement, the accompanying Prospectus and the Agency Agreement, so long as any of the Notes are outstanding, will be made available free of charge at the main office of the listing agent. So long as the Notes remain in global form, the listing agent will act as intermediary between the Luxembourg Stock Exchange and the Republic of Poland and the holders of the Notes.
The Notes have been assigned Common Code No. [•], International Security Identification No. (ISIN) [•] and CUSIP No. [•].
Authorization
The terms of the Notes have been approved by the Minister of Finance of the Republic of Poland, acting on behalf of the State Treasury of the Republic of Poland, pursuant to the Regulation of the Polish Minister of Finance of December 15, 2010 on the conditions for issuing Treasury bonds offered in the foreign markets, in the primary market, and the letter of issue No. [•] of the Minister of Finance dated [•], 2022.
Paying Agent
Banque Internationale à Luxembourg, société anonyme has been appointed by the State Treasury as the Luxembourg Agent with respect to the Notes.
The Notes will be issued under the Fiscal Agency Agreement, known as the Agency Agreement, to be dated as of [•], 2022, among the State Treasury, Citibank, N.A., London Branch, known as the Fiscal Agent, and Banque Internationale à Luxembourg, société anonyme, known as the Luxembourg Agent, and, together with the Fiscal Agent, known as the Agents, the form of which has been filed as an exhibit to the Registration Statement under Schedule B declared effective on October 28, 2022.
Documents
Copies of the following documents are available for inspection at the specified office of the Luxembourg Agent:
•
an English translation of the Republic of Poland’s Budget Act for 2022; and

•
the Agency Agreement executed by the State Treasury, Citibank, N.A., London Branch and Banque Internationale à Luxembourg, société anonyme.

Litigation
Except as disclosed or incorporated by reference in this prospectus supplement or in the accompanying Prospectus, the State Treasury is not involved in any litigation or arbitration proceedings which are material in the context of the issue of the Notes nor so far as it is aware are any such proceedings pending or threatened.
Material Adverse Change
Except as disclosed or incorporated by reference in this prospectus supplement or in the accompanying Prospectus, there has been no adverse change in the financial condition of the Republic of Poland which is material in the context of the issue of the Notes.
Freely Transferable
In accordance with the Rules and Regulations of the Luxembourg Stock Exchange, no transaction, once effected on such stock exchange, may be cancelled.

Where You Can Find More Information
So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the Agency Agreement, the Underwriting Agreement and the Notes may be inspected at the registered office of the Luxembourg Agent.
All of these documents have been filed with the SEC and are available to the public over the internet at the SEC’s website at www.sec.gov. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. The prospectus supplement and the accompanying Prospectus, including the documents containing the information incorporated by reference, if any, will also be published on the website of the Luxembourg Stock Exchange, http://www.bourse.lu. You may also obtain a copy of all such documents free of charge at the office of the Luxembourg Agent.

LEGAL MATTERS
Certain legal matters with respect to the Notes will be passed upon on behalf of the Republic of Poland by or on behalf of the Director of the Legal Department at the Ministry of Finance, Warsaw, Poland, by White & Case LLP, special United States counsel for the State Treasury, and by White & Case M. Studniarek i Wspólnicy — Kancelaria Prawna sp.k., Polish counsel for the State Treasury. Certain legal matters will be passed upon for the Underwriters by Linklaters LLP, special United States counsel for the Underwriters. All statements with respect to matters of Polish law included in this prospectus supplement or the accompanying Prospectus have been passed upon by the Director of the Legal Department of the Ministry of Finance and are made upon his authority.

OFFICIAL STATEMENTS AND DOCUMENTS
Information included herein which is identified as being derived from a publication of, or supplied by, the Republic of Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the Republic of Poland. All other information herein other than included under the captions “Underwriting” and “Offering Restrictions” herein, is included as a public official statement made on the authority of Magdalena Rzeczkowska, Minister of Finance of the Republic of Poland.

THE STATE TREASURY
of
THE REPUBLIC OF POLAND
Represented by
The Minister of Finance
Debt Securities
The State Treasury of the Republic of Poland may offer up to U.S.$4,000,000,000.00 of its debt securities for sale from time to time based on information contained in this prospectus and various prospectus supplements. The securities will be unconditional, unsecured and general obligations of the Republic of Poland. The securities will rank equally in right of payment with all other unsecured and unsubordinated obligations of the Republic of Poland and will be backed by the full faith and credit of the Republic of Poland.
The State Treasury of the Republic of Poland will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

October 21, 2022

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that the State Treasury of the Republic of Poland (known as the “State Treasury”) filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf registration process, the State Treasury may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of U.S.$4,000,000,000.00. This prospectus provides you with basic information about the Republic of Poland (“Poland”), and a general description of the debt securities the State Treasury may offer. Each time the State Treasury sells debt securities under this shelf registration process, it will provide a prospectus supplement that will contain updated information about Poland, if necessary, and specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement. References herein to the prospectus are also to the relevant prospectus supplement.
Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.
All references to “U.S. dollars” or “U.S.$” in this prospectus are to United States dollars, all references to “złoty” or “PLN” are to Polish złoty, all references to “EUR” are to the euro, the currency of the adopting member states of the European Union (the “EU”) and all references to “CHF” are to Swiss francs. All currency conversions in this prospectus are at the National Bank of Poland’s official middle rate of exchange on a particular date or calculated at the average of the middle rates of exchange for a particular period. For your convenience, the State Treasury has converted certain amounts from złoty into U.S. dollars at the average exchange rate for each relevant period or the exchange rate in effect on a given date. The following table sets forth the złoty to U.S. dollar, the złoty to euro and the U.S. dollar to euro exchange rates for the last day of the periods indicated and the average exchange rates during the periods indicated.
	2017	2018	2019	2020	2021
	(PLN per U.S.$)(1)
Year end	3.4813	3.7597	3.7977	3.7584	4.0600
Average for year	3.5482	3.6134	3.8395	3.8993	3.8629
	(PLN per EUR)(1)
Year end	4.1709	4.3000	4.2585	4.6148	4.5994
Average for year	4.2016	4.2623	4.2980	4.4448	4.5674
	(U.S.$ per EUR)(2)
Year end	1.1981	1.1456	1.1227	1.2230	1.1318
Average for year	1.1841	1.1817	1.1194	1.1410	1.1830

(1)
Source: National Bank of Poland

(2)
Source: Federal Reserve Bank of New York

For information on the convertibility of the złoty, see “Balance of Payments and Foreign Trade — Exchange Rate Policy”.
Poland’s Government budgets on a calendar year basis and, accordingly, quarterly data represent the relevant quarters of a calendar year.
Official economic data in this prospectus may not be directly comparable with data produced by other sources. Although a range of government ministries and other public bodies, including the State Treasury, the National Bank of Poland (“NBP”) and the Central Statistical Office, produce statistics on Poland and its economy, there can be no assurance that these statistics are comparable with those compiled by other bodies, or in other countries, which may use different methodologies. You should be aware that figures relating to Poland’s Gross Domestic Product (“GDP”) and many other figures relating to Poland’s national accounts and economy cited in this prospectus have been prepared in accordance with European Union standards as implemented in Poland (the European System of National and Regional Accounts 2010 (“ESA

i

2010”), unless otherwise stated — see “Public Finances”) and may differ from figures prepared by other bodies, which may use a different methodology. The existence of an unofficial or unobserved economy may affect the accuracy and reliability of statistical information. You should also be aware that none of the statistical information in this prospectus has been independently verified.
Totals in certain tables in this prospectus may differ from the sum of the individual items in such tables due to rounding. In addition, certain figures contained in this prospectus are estimates prepared in accordance with procedures customarily used in Poland for the reporting of data. Certain other figures are preliminary in nature. In each case, the actual figures may vary from the estimated or preliminary figures set forth in this prospectus.
Unless otherwise stated, all references to increases or decreases in GDP, are to increases or decreases in real GDP, that is, to increases or decreases in nominal GDP adjusted to reflect the rate of inflation over the relevant period. References to the inflation rate are, unless otherwise stated, to the annual percentage change calculated by comparing the consumer price index (“CPI”), of a specific month against the index for the same month in the immediately preceding year.
This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus regarding, among other things, Poland’s economy, budget, fiscal condition and policies, politics, debt or prospects may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “project”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or the like. Although the State Treasury believes that expectations reflected in its forward-looking statements are reasonable at this time, there can be no assurance that such expectations will prove to be correct. The State Treasury undertakes no obligation to update the forward-looking statements contained in this prospectus or any other forward-looking statement included herein.
Poland’s long-term foreign currency and local currency debt is rated by certain rating agencies. You should be aware that a credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in Poland’s credit rating could adversely affect the trading price of securities issued by Poland under the shelf registration process to which this prospectus relates.
You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any free writing prospectus that we provide to you. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any of our securities in any jurisdiction in which such offer or solicitation would be unlawful.
Poland’s internet address is http://www.poland.pl and the Ministry of Finance’s internet address is http://www.mf.gov.pl. The information contained on or accessible from our websites does not constitute a part of this prospectus and is not incorporated by reference herein.

MIFID II PRODUCT GOVERNANCE/TARGET MARKET
The prospectus supplement in respect of any debt securities offered under this shelf registration process may include a legend entitled “MiFID II Product Governance” which will outline the target market assessment in respect of the debt securities being offered and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels.
A determination will be made in relation to each offering about whether, for the purpose of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “MiFID Product Governance Rules”), any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise none of the underwriters, dealers or agents or any of their respective affiliates will be a manufacturer for the purpose of the MIFID Product Governance Rules.

UK MiFIR PRODUCT GOVERNANCE / TARGET MARKET
The prospectus supplement in respect of any debt securities may include a legend entitled “UK MiFIR Product Governance” which will outline the target market assessment in respect of the debt securities being offered and which channels for distribution of the debt securities are appropriate. Any person subsequently offering, selling or recommending the debt securities (a “distributor”) should take into consideration the target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the target market assessment) and determining appropriate distribution channels.
A determination will be made in relation to each offering about whether, for the purpose of the UK MiFIR Product Governance Rules, any underwriter subscribing for any debt securities is a manufacturer in respect of such debt securities, but otherwise none of the underwriters, dealers or agent or any of their respective affiliates will be a manufacturer for the purpose of the UK MiFIR Product Governance Rules.

v

USE OF PROCEEDS
Unless otherwise indicated in the relevant prospectus supplement, the net proceeds from the sale of securities will be used to finance Poland’s state budget borrowing requirements or for general financing purposes. See “Public Finance”.

THE REPUBLIC OF POLAND
Overview
Poland is one of the largest countries in Central Europe with a total territory (comprising land area, internal waters and territorial sea) of 322,719 square kilometers. Situated on the Baltic Sea, Poland has a coastline of 661 kilometers and is bordered by Germany, the Czech Republic, the Slovak Republic, Ukraine, Belarus, Lithuania and the Russian Federation. Poland’s terrain is comprised largely of lowlands traversed by its main river, the Vistula, with lakes, rivers and marshes across the northern and central regions, and several mountain ranges, including the Tatras, in the south. Poland has more than 94,429 square kilometers of forest (approximately 30.2 percent of Poland’s total land area) and 135,668 square kilometers of arable land (approximately 43.4 percent of Poland’s total land area).
With a population of approximately 38.1 million 2021, Poland is also one of the most populous countries in Central Europe. Population density is estimated at approximately 122 persons per square kilometer, with approximately 59.8 percent of the population living in urban areas. Warsaw, the capital of Poland and its largest city, has an estimated population of 1.795 million. There are 13 other urban centers that each have populations in excess of 200,000.
Poland is an ethnically and religiously homogeneous country. Approximately 97.1 percent of the population is ethnically Polish and approximately 98.2 percent of the population speaks Polish at home. Germans constitute the largest national minority, numbering approximately 142,000 persons, concentrated principally in Silesia. Smaller national groups have cultural ties to neighboring states such as Belarus, Ukraine and Lithuania. It is estimated that approximately 93.0 percent of the population is Roman Catholic.
A map of Poland is shown below:

Poland
N
Baltic Sea
RUSSIA
Vilnius
LITHUANIA
54°
Gdynia
Gdańsk
Elbląg
Olsztyn
Szczecin
Bydgoszcz
Thorun
Białystok
BELARUS
Gorzów Wielkopolski
Berlin
Poznań
Warsaw (Warszawa)
GERMANY
POLAND
Łódź
UKRAINE
Radom
Lublin
Wroclaw
Częstochowa
Kielce
Walbrzych
Prague (Praha)
Zabrze
Sosnowiec
Katowice
Kraków
50°
CZECH REPUBLIC
SLOVAKIA
0 50 100 mi
0 50 100 km
16°
20°

Recent Developments
Poland and the Russian aggression in Ukraine
Throughout 2021, the Russian military build-up on the border of Ukraine escalated tensions between Russia and Ukraine and strained bilateral relations. These events have continued in 2022 with Russia commencing a full-scale military invasion of Ukraine in February 2022. On February 21, 2022, Russian President Vladimir Putin recognized the independence of two self-proclaimed “republics” created during the Ukrainian war by Russian-backed separatists in eastern Ukraine: the Donetsk People’s Republic (“DPR”) and the Lugansk People’s Republic (“LPR”). Russia, Syria and North Korea are currently the only three countries that recognize the independence of the DPR and LPR. Under international law, both “republics” are in Ukrainian territory. On February 24, 2022, Russia invaded Ukraine, thereby starting its military aggression. In the following months, the invasion continued, with fighting and bombings taking place in most Ukrainian cities. As a result of the invasion there has been an influx of more than four million Ukrainian refugees fleeing into Poland with over a half of this number having already left Poland. As of the date of this Registration Statement, the invasion is still ongoing.
The US, the UK and the EU have adopted sanctions aimed at freezing the assets of certain prominent Russian and Belarusian politicians and oligarchs. They have also placed sanctions on the Russian central bank and removed some of the country’s lenders from the SWIFT global payments system, in addition to other economic sanctions, as further detailed below. Other sanctions imposed on Russia include, among others, sanctions on Russian banks and companies and travel bans for certain individuals. Multiple countries, including all the EU countries, have closed their airspace to Russian airplanes and airlines. Germany has also indefinitely postponed certification of the Nord Stream 2 pipeline, a completed, but not yet operational, Baltic Sea gas pipeline which connects mainland Russia with Germany.
In March 2022, additional measures, including restrictions targeting the Belarusian financial sector and trade restrictions for iron, steel and luxury goods were introduced by the EU. The EU also adopted a ban on all transactions with certain state-owned enterprises, the provision of credit rating services to any Russian person or entity and new investments in the Russian energy sector.
In April 2022, further EU sanctions on Russia were introduced, including, among others, a ban on imports of coal and other solid fossil fuels from Russia, imports of other goods such as wood, cement, seafood and liquor and exports to Russia of jet fuel and other goods. All Russian vessels were banned from accessing EU ports and Russian and Belarusian road transport operators were banned from entering the EU.
In June 2022, the EU introduced a ban on imports of crude oil and refined petroleum products from Russia, with limited exceptions, a SWIFT ban for additional banks and a suspension of broadcasting in the EU for additional Russian state-owned media outlets. In July 2022, further EU sanctions were introduced, including a new prohibition on purchasing, importing or transferring Russian-origin gold, including jewelry. Following the sanctions, many European companies have already exited Russia or Belarus and more exits could follow. If the Russian invasion does not end, more severe sanctions could be expected.
In April 2022, the EU approved the immediate disbursement of EUR 3.5 billion to EU countries welcoming refugees, as part of the EU’s efforts to support Ukraine after Russia’s invasion. Poland was one of the beneficiaries of the funding.
On April 26, 2022, Gazprom informed Polskie Górnictwo Naftowe i Gazownictwo S.A. (Polish Oil and Gas Company, “PGNiG”) of its intention to completely halt deliveries under the Yamal contract starting from April 27, 2022, in connection with a dispute over ruble payments. Since then, Gazprom has halted gas deliveries to many other European countries. In May 2022, the Polish Government terminated the Yamal contract. On July 14, 2022, Gazprom retroactively declared the occurrence of an event of force majeure concerning supplies from June 14 and announced to its European customers that it could not guarantee gas supplies because of extraordinary circumstances, as Nord Stream 1, the key pipeline delivering Russian gas to Germany and beyond, is undergoing 10 days of annual maintenance.
On June 23, 2022, EU leaders granted EU candidate status to Ukraine.
On July 14, 2022, Poland became a signatory of the Joint Declaration of support for Ukraine’s application before the International Court of Justice against Russia. The issue of violations of international law in the course of Russia’s ongoing aggression against Ukraine is also being analyzed by the European Court of Human Rights (Complaint No. 11055/22 Ukraine v. Russia) and the Prosecutor of the International Criminal Court on the basis of the referral of the situation in Ukraine by 43 states, including Poland. During the course of the Russian aggression in Ukraine, Poland has been actively supporting Ukraine, both financially and by other means, including humanitarian help and sheltering refugees. According to the Convergence Programme 2022 Update the cost of assistance to Ukrainian citizens is estimated at PLN 11.3 billion in 2022.
Russian military aggression against Ukraine has contributed to a sharp rise in global commodity prices, which, together with the factors that had already boosted price growth, are pushing up prices across an increasingly broader group of goods and services. Core inflation in September 2022 was high and amounted to 17.2. If the elevated inflation level persists, the monetary tightening cycle could drive key interest rates much higher. This in turn could restrain consumption and investment more than expected. Higher interest rates also pose a risk for the banking sector’s financial stability as the interest rate on most mortgage loans for households is determined according to the variable interest rate and such loans represent a significant part of banks’ assets.
Since February 24, 2022, about 6 million people (mainly women and children) have come from Ukraine to Poland and approximately 4.2 million people have traveled from Poland to Ukraine, including men who returned to Ukraine to join the country’s defense. As a result, Poland may face significant skills mismatches in the labor market — labor shortages in traditionally male-dominated industries, such as construction and transport, and an increase of labor supply in service industries, such as trade and restaurants, which are traditionally female-dominated industries. In the medium to long term, however, the influx of Ukrainian citizens may have a positive effect on the Polish economy by partially reducing the negative impact of aging on labor supply in Poland and GDP growth. The integration of refugees into the labor market is being facilitated by the similarity of language and culture and an existing network of contacts due to earlier migrations of Ukrainians. As a result of the Russian aggression in Ukraine, the outlook for the Polish economy has deteriorated markedly amid exceptionally high uncertainty. The effects of the sanctions imposed on Russia, in particular with regard to the supply of energy resources to EU countries, are currently the main negative factor in the balance of risks. Unprecedented uncertainty, in particular connected with the inflation caused by the Russian aggression in Ukraine and possible shortages of energy resources caused by the sanctions and delivery suspensions, will also weigh heavily on household and business confidence. The situation in Ukraine will also likely slow GDP growth in Poland.
As a response to the increase of external risks driven by the Russian invasion of Ukraine, in March 2022 the Parliament passed the Homeland Defense Act aimed at changing the organization of the Polish armed forces and financing spending on defense in general, with the main focus on modernization. The Homeland Defense Act replaced 14 other bills regulating the organization of national defense. Under this Act, spending on defense and modernization of the military will increase as a ratio of GDP from the planned 2.2 percent in the 2022 budget to 3.0 percent starting from 2023. To increase the flexibility of financing defense spending, a special fund has been established in Bank Gospodarstwa Krajowego (“BGK”) called the Fund to Support Military Forces whose main task is the funding of expensive, long-term programs to modernize the Polish military. The main sources of revenue of the Fund are the issuance of bonds by BGK (guaranteed by the State Treasury), transfer of Treasury bonds and subsidies from the state budget.
Constitution, Government and Political Parties
The Constitution and Political System
Under the Constitution adopted in 1997, a bicameral Parliament (comprising an upper chamber, known as the Senate, and a lower chamber, known as the Sejm) is elected for a four-year term in general elections and, with respect to the Sejm only, using a system of proportional representation. The Sejm consists of 460 members and the Senate consists of 100 members. Generally, electoral rules for the Sejm stipulate that a minimum of 5.0 percent share of the popular vote must be gained by a party (8.0 percent for party coalitions) to gain seats. Under the Constitution, fascist, communist and racist political parties are banned. All legislation must be approved by the Sejm and the Senate, and signed by the President. In addition, the Sejm has the power to overrule the Senate by an absolute majority vote and to overrule the President by a 60.0 percent majority vote comprising at least half the total number of deputies. The President, with the approval of the Senate, or the Sejm, may call a referendum on matters of fundamental importance to the country.

The Constitution also establishes the independence of the NBP, Poland’s central bank, which is responsible for maintaining the value of the national currency, the Polish złoty. The Constitution also grants the NBP the exclusive power to set and implement monetary policy. Under the Constitution, the Government is prohibited from incurring loans or issuing guarantees or sureties if, as a result, public debt would exceed 60 percent of GDP. There are also certain budget-related requirements that apply if public debt exceeds 43, 48 or 55 percent of GDP. See “Public Debt — Debt Management.” Under Article 220, paragraph 2 of the Constitution, a budget act may not provide for the financing of the budget deficit by the NBP. These limitations are intended to safeguard the fiscal health of the economy.
Under the Constitution, the President is directly elected for a five-year term and may be re-elected only once. Presidential powers include the right to initiate legislation, to veto certain legislative acts and, in certain instances, to dissolve Parliament. The President’s power to dissolve Parliament is limited to instances where the Sejm fails to present the annual budget act for the President’s signature within four months of receipt thereof from the Government, or where the Sejm fails to pass a vote of confidence in the Government following attempts to nominate a government in the manner provided for in the Constitution. The President commands the armed forces, represents the State in its foreign relations, appoints judges at the request of the National Council of the Judiciary (the “NCJ”) and nominates the Prime Minister, who is subsequently approved by the Sejm by means of a vote of confidence. At the President’s request, the Sejm appoints the president of the NBP.
The Prime Minister is the head of the Council of Ministers and is responsible for forming the Government, which must then receive a vote of confidence from the Sejm. The Council of Ministers runs internal and foreign affairs of the State.
Poland is divided into 16 provinces, known as voivodships, headed by provincial governors known as voivodes (appointed by the Government), who represent the Government at the voivodship level. There are also three levels of independent territorial self-government: voivodships (headed by 16 marshals), 314 powiats and 66 cities with powiat status and 2,477 basic units of locally elected governments, known as gminas. Marshals and heads of powiats are elected by the voivodship assembly while heads of gminas are elected by popular vote. All of the self-governing entities are financially autonomous and independent of each other and of the Government. The voivode ensures that the local regulations are not in conflict with the national law. The self-governing entities are financed by a share of national taxes, state subsidies and by their own revenues, such as local taxes and fees. The gminas are entitled under the Constitution to exercise powers that are not designated as powers of other public authorities.
Judicial authority is vested in the Supreme Court and the common courts (appellate, regional and lower courts), the administrative courts (the Primary Administrative Court and voivodship administrative courts) and the military courts. A separate Constitutional Tribunal has jurisdiction over all matters relating to constitutional issues.
Current Government and Politics
The most recent presidential election concluded on July 12, 2020, after two rounds. The two competing candidates were Andrzej Duda (the incumbent President of Poland) of the Law and Justice (“PiS”) party, and Rafal Trzaskowski (mayor of Warsaw) of the Civic Platform (“PO”) party. Andrzej Duda won the election with 51.03 percent of the vote and assumed office on August 6, 2020. The next presidential election is scheduled for 2025.
The most recent Parliamentary elections were held on October 13, 2019. Following those elections, PiS received 43.59 percent of the vote, PO 27.40 percent, Sojusz Lewicy Demokratycznej (Democratic Left Alliance that in 2021 merged with Wiosna into Nowa Lewica (Lewica), the New Left) 12.56 percent, the Polish People’s Party (“PSL”, a part of Koalicja Polska (Polish Coalition)) 8.55 percent and Konfederacja Wolność i Niepodległość (Konfederacja, the Liberty and Independence Confederation) 6.81 percent. In November 2019, the current Government was formed, led by the Prime Minister, Mateusz Morawiecki. The next Parliamentary elections will be held in 2023.

The following table shows a breakdown of the distribution of seats in the Sejm (by party) and the Senate (by party) as at July 20, 2022:
Sejm	Seats
Law and Justice (PiS)	228
Koalicja Obywatelska (KO)	126
Lewica	44
Koalicja Polska	24
Konfederacja	11
Polska 2050	8
Porozumienie Jarosława Gowina	5
Kukiz 15	4
Polskie Sprawy	3
PPS	3
Unaffiliated	4
Total	460
Senate	Seats
Law and Justice (PiS)	46
Koalicja Obywatelska (KO)	41
Koalicja Polska	4
Lewica	2
Porozumienie Jarosława Gowina	1
Polska 2050	1
PPS	2
Unaffiliated	5
Total	100

Source: Sejm and Senate
The most recent local elections were held in November 2018, with votes spread between local committees and the main political parties. Of the two largest political parties, PiS received 34.13 percent of the national vote and 254 of 552 available seats in the voivodship assemblies, while PO received 26.97 percent of the national vote and 194 seats in the voivodship assemblies.
The next local elections will be held in 2023.
Government Policies and Legislative Agenda
Reform of the Polish judicial system
During the last few years, the Government has focused on reforms in the judicial system. These reforms have reduced judicial independence from other state bodies. As a result, the European Commission initiated an official review of Poland’s commitment to European Union standards for adherence to the rule of law. Under Article 7 proceedings, initiated by the European Commission against Poland in December 2017, the European Council may rule that Poland has committed a serious and persistent breach of common EU values and decide to suspend certain rights Poland has as member of the EU, including the voting rights of the Government’s representative in the European Council, and to impose economic sanctions such as limiting Poland’s access to EU funds and subsidies. As of the date of this prospectus, the Article 7 proceedings are still pending. In addition, on January 1, 2021, the Regulation (EU, Euratom) 2020/2092 of the European Parliament and of the Council of December 16, 2020, on a general regime of conditionality for the protection of the Union budget (“Regulation 2020/2092”) entered into force, providing the European Commission with the ability to submit motions and take certain measures that can be applied against Member States which breach the principle of the rule of law, including, among others, the ability to suspend payments under the EU budget. Poland has filed a case against Regulation 2020/2092; however, it was rejected by the Court of Justice of the European Union.
One of the key features of the judicial reform was lowering the retirement age of judges of the ordinary courts (i.e., courts having jurisdiction over all matters save for those statutorily reserved to other courts) and public prosecutors, and the age for early retirement of judges of the Supreme Court, to 60 years for women and 65 years for men, but granting the Minister of Justice the power to extend the period of active service of judges of the ordinary courts beyond the new retirement ages.
In its judgment C-192/18 of November 5, 2019, the EU Court of Justice stated that these reforms were contrary to EU law and brought an action for failure to fulfil obligations before the EU Court of Justice. The European Commission argued that this discretionary power awarded to a member of the executive amounted to an infringement on the principle of effective legal protection which derives from EU law. Further, the European Commission argued that the discretionary power of the Minister of Justice to extend the tenure of judges without clear criteria, timeframe, or the possibility to appeal the extension infringed the principle of judicial independence in EU law. The EU Court of Justice accepted these arguments and ruled in favor of the European Commission.
Another aspect of judicial reform in Poland was the newly created Disciplinary Chamber of the Supreme Court. In November 2019, the EU Court of Justice resolved that the Supreme Court should assess whether the Disciplinary Chamber is judicially independent from legislative and executive bodies. The Disciplinary Chamber does not satisfy the requirement of judicial independence established by EU law. According to the ruling of the EU Court of Justice, if the Disciplinary Chamber does not fulfill the criterion of independence, the Supreme Court should not apply local law provisions regarding the jurisdiction of the Disciplinary Chamber as such laws are incompatible with EU legislation, which overrides local laws. On January 23, 2020, the judges of the three joint Supreme Court Chambers (Labor and Social Security, Civil Law and Criminal Law) ruled that the Disciplinary Chamber is not an independent court.
The European Commission has also questioned the manner of appointment of the members of the NCJ, which is a body that nominates judges to fill judicial vacancies. In the European Commission’s view, the Disciplinary Chamber is not independent due to the fact that its judges are appointed by the NCJ, which is subordinated to the lower house of the Polish parliament. On April 8, 2020, agreeing with the European Commission’s motion, the EU Court of Justice instructed Poland to immediately suspend applying local law provisions concerning the jurisdiction of the Disciplinary Chamber of the Supreme Court over disciplinary matters of judges.
This interim measure ordered by the EU Court of Justice applied throughout the period of the proceedings before the EU Court of Justice. On July 15, 2021, the EU Court of Justice issued a final judgment (Case C-791/19). The EU Court of Justice stated that the Disciplinary Chamber does not provide all the guarantees of impartiality and independence, and the disciplinary regime could be used in order to exert political control over judicial decisions or to exert pressure on judges with a view to influencing their decisions. Poland was obliged to take measures necessary to rectify the situation.
On April 1, 2021, the European Commission brought an action against Poland in the EU Court of Justice for Poland’s failure to fulfil its obligations (Case C-204/21) regarding, among other things, the Disciplinary Chamber, the Extraordinary Review and Public Affairs Chamber of the Supreme Court and the ability to monitor compliance with the EU requirements relating to an independent and impartial tribunal previously established by law by the Polish national courts. Pending the judgment of the EU Court of Justice closing the proceedings, the Commission asked the EU Court of Justice to order Poland to adopt a series of interim measures and the EU Court of Justice granted the European Commission’s motion pending delivery of the final judgment.
Since Poland did not comply with its obligations under that order, on September 7, 2021, the European Commission filed a motion requesting that Poland be ordered to pay a daily penalty in an amount likely to encourage Poland to comply with the interim order as soon as possible. Maintaining that a change in circumstances had taken place following the delivery of the order dated July 14, 2021, Poland filed a motion requesting cancellation of that order. Poland’s motion was dismissed on October 6, 2021. On October 27, 2021, the EU Court of Justice ordered Poland to pay the European Commission a daily penalty in the amount of EUR 1,000,000 until Poland complies with the obligations arising from the order of July 14, 2021, or, if it fails to do so, until the date of delivery of the final judgment.
On May 7, 2021, the European Court of Human Rights ruled that Poland had violated the provisions of the European Convention on Human Rights regarding the right to a fair trial by a court established by law. Moreover, on July 22, 2021, the European Court of Human Rights ruled that the Disciplinary Chamber did not meet the requirements of a court established by law and that the National Council of the Judiciary did not guarantee sufficient independence. The European Court of Human Rights stated that the Disciplinary Chamber violated Article 6 of the Convention on Human Rights ensuring the right to a fair trial. On November 24, 2021, Poland’s Constitutional Tribunal ruled that Article 6 of the European Convention on Human Rights, insofar as it grants the European Court of Human Rights competence to assess the legality of the election of Constitutional Tribunal judges, is unconstitutional.
On August 5, 2021, the head of the Supreme Court partially suspended the Disciplinary Chamber’s operations until the issuance of a judgment of the EU Court of Justice in the matter or until November 15, 2021, if a judgment was not issued by that date. The suspension is no longer in force.
On October 6, 2021, the EU Court of Justice issued a judgment (Case C-487/19) regarding the transfer of a judge to another division of a regional court without his consent. The EU Court of Justice found that the circumstances in which the judge of the Chamber of Extraordinary Control was nominated and who ordered dismissal of the actions against the transfer measure give rise to reasonable doubts concerning the independence of that body.
On October 7, 2021, Poland’s Constitutional Tribunal declared Articles 1, 2 and 19 of the Treaty on the European Union to be partially unconstitutional. The Polish Constitutional Tribunal held that an interpretation according to which the provisions of the Treaty on the European Union would lead to the primacy of international law over national law of constitutional rank would be irreconcilable with the hierarchy of sources of law binding in the Republic of Poland. In accordance with the Polish Constitution, judges appointed by the President of the Republic of Poland are irremovable, independent, and within the exercise of their office, subject only to the Constitution and statutes. According to the Polish Constitutional Tribunal, the interpretation of EU law questioned by the Polish Constitutional Tribunal was intended to undermine this principle, allowing the validity of judicial decisions to be questioned and in fact depriving judges of their judicial power. As a consequence, it would also deprive citizens of legal certainty and trust in the judiciary. On October 21, 2021, the European Parliament adopted a resolution condemning the decision of the Constitutional Tribunal and called on the European Commission to take action in this matter. On December 22, 2021, the European Commission commenced proceedings against Poland on the basis of Article 258 of the Treaty on the Functioning of the European Union (“TFEU”) because of serious concerns with respect to the Polish Constitutional Tribunal and its recent case law as the Constitutional Tribunal, in its rulings of July 14, 2021 and October 7, 2021, considered the provisions of the EU Treaties incompatible with the Polish Constitution, expressly challenging the primacy of EU law.
In February 2022, the President of Poland proposed a law to disband the Disciplinary Chamber of the Supreme Court. This law, the Act of June 9, 2022, amending the Act on the Supreme Court and certain other laws (Journal of Laws of 2022, item 1259), entered into force on July 15, 2022 and established in its place the Chamber of Professional Responsibility with 11 judges appointed by the President of Poland from among the judges of the Supreme Court sitting in the other chambers, drawn in advance at a meeting of the Supreme Court Collegium in a number three times the number of judges sitting in the Chamber of Professional Responsibility.
On February 3, 2022, the European Court of Human Rights issued a judgment in the case of Advance Pharma sp. z o.o. against Poland regarding irregularities in the appointments of judges to the Polish Supreme Court. The European Court of Human Rights ruled that the way judges are appointed violated the right to a fair trial. The European Court of Human Rights has also noted that, given the continued operation of the National Council of the Judiciary in appointing judges, this will “in the future result in potentially multiple violations” and “lead to further aggravation of the rule of law crisis in Poland.”

Rating considerations
Since the mid-1990s, Poland has been assessed by rating agencies including Standard & Poor’s (“S&P”), Moody’s (“Moody’s”) and Fitch (“Fitch”). Poland’s credit rating has been upgraded several times throughout the years, in line with the country’s economic growth. In April 2018, Poland’s rating outlook was raised by S&P to positive. In 2019 and 2020, S&P, Moody’s and Fitch re-affirmed their ratings. S&P’s rating for Poland announced in October 2019 was A-/A-2 for long and short term liabilities in foreign currency and A/A-1 for long and short term liabilities in the local currency. On April 1, 2022, S&P announced a decision about keeping Poland’s credit rating unchanged at the level of A-/A-2 for long and short term liabilities, respectively, in foreign currency, and A/A-1 for long and short term liabilities, respectively, in local currency, with a stable outlook. On April 29, 2022, Moody’s announced a decision about keeping Poland’s credit rating unchanged at the level of A2/P1 for long and short term liabilities, respectively. The rating’s outlook remained at a stable level. On July 22, 2022, Fitch Ratings affirmed Poland’s Long-Term Foreign-Currency (LTFC) Issuer Default Rating (IDR) as ‘A-’ with a stable outlook.
International Relations and Regional Arrangements
International Relations
Poland is a founding member of the United Nations, belongs to most international organizations and maintains diplomatic relations with 195 countries. In 1967, Poland joined the General Agreement on Tariffs and Trade (“GATT”) and is a member of the World Trade Organization (“WTO”), the successor to GATT. In 1986, Poland rejoined the International Bank for Reconstruction and Development (“IBRD”), known as the World Bank, and the International Monetary Fund (“IMF”), having withdrawn its original memberships in 1950. Since 1987, Poland has also been a member of the International Finance Corporation (“IFC”) and the International Development Association (“IDA”). Poland became a member of the Multilateral Investment Guarantee Agency (“MIGA”) in 1990. In addition, Poland was a founding member of the European Bank for Reconstruction and Development (“EBRD”). In 1996, Poland was accepted for full membership in the Organization for Economic Co-operation and Development (“OECD”). It became a member of the European Investment Bank (“EIB”) in 2004 following its accession to the European Union, and joined the Council of Europe Development Bank (“CEB”) in 1998. Poland is also a founding member of the Asian Infrastructure Investment Bank (“AIIB”)
On March 12, 1999, Poland became a member of the North Atlantic Treaty Organization.
Regional Arrangements
European Union Membership and Adoption of the Euro
Poland and nine other candidate countries signed the Accession Treaty with the European Union (the “Accession Treaty”) on April 16, 2003, in Athens. The Accession Treaty was ratified by all EU members and candidate countries and came into force on May 1, 2004.
The Accession Treaty, together with the Treaty on the EU and the TFEU, constitutes the legal basis for regulating, among other things, economic, trade, service, capital and worker movement, and investment support and protection.
The EU operates a customs union among Member States and a common trade policy in relation to non-EU countries which involves a common customs tariff, a common import and export regime, the undertaking of uniform trade liberalization measures as well as trade defense instruments and trade agreements concluded by the EU with third countries.
Accession to the EU enabled Poland to participate in the EU legislative and decision-making process. It is also bound by EU law (i.e., EU treaties, regulations, directives and decisions including EU judicial decisions). For the purpose of European Parliamentary elections, Poland is subdivided into constituencies, in the same manner as Ireland, Italy, France, the Netherlands, Belgium and Germany.
Following the European Parliamentary elections in 2019, Poland initially had 51 members of the European Parliament, but on February 1, 2020, the number has increased to 52 following the reallocation of the United Kingdom’s seats following its withdrawal from the EU on January 31, 2020 (commonly known as “Brexit”). The majority of these members belong to the Group of European Conservatives and Reformists or the Group of the European People’s Party. The next European Parliamentary elections will be held in May 2024.
As a Member State of the EU, Poland has to comply with the Stability and Growth Pact, which is a rule-based framework for the coordination of national fiscal policies in the economic and monetary union (“EMU”). It was established to safeguard sound public finances, an important requirement for the EMU to function properly. While no deadline has been set, euro adoption is required by the Accession Treaty. Its adoption requires fulfillment of certain economic and legal criteria and participation in the Exchange Rate Mechanism (“ERM II”). While taking the Treaty obligations into account, it has to be borne in mind that the level of real convergence of Poland with the eurozone — in terms of GDP per capita — still lags behind developed Member States. Moreover, although the rate of business cycle synchronization has been relatively stable in recent years, Poland’s economic structure diverges from the euro area. In such circumstances, adoption of the euro would pose a threat of negative shocks affecting the Polish economy. The EMU has undergone substantial reform in recent years, with the aim of completing its architecture and strengthening its long-term stability. Therefore, due to the high level of uncertainty over its results and future economic conditions, as at the date of this prospectus, the Republic is not able to indicate when Poland will adopt the euro.
As with all Member States outside the euro area, Poland is subject to multilateral supervision by the EU Council and is obliged to prepare convergence programs on an annual basis. The Convergence Program (or Stability Program in Eurozone countries) provides for the monitoring of economic developments in each of the Member States and for the EU as a whole, as well as examining the consistency of those countries’ economic policies with recommendations set by the EU on a regular basis.
Convergence Programs cover fiscal policy, the main assumptions underlying the economic outlook and an assessment of economic policy measures and their budgetary impact. This information is presented for the current and the previous year and includes forecasts for the next three years.
In April 2022 Poland published Convergence Program 2022 Update with the latest macroeconomic and fiscal projections up until 2025. With the aim of mitigating the economic and social impact of the COVID-19 pandemic and making European economies more resilient and better prepared for the challenges of the green and digital transitions, the European Commission proposed, along with the EU long-term budget for 2021-2027, Next Generation EU, a temporary recovery instrument in the amount of EUR 750 billion, the largest stimulus package ever financed through the EU budget. In order to finance the package, the EU has borrowed funds from the financial markets. The centerpiece of the new instrument is the RRF, offering EUR 672.5 billion in grants and loans for reforms and investments undertaken by EU countries. Poland will be one of the main beneficiaries of the RRF and may receive up to EUR 23.9 billion (current prices) in grants and EUR 11.5 billion (current prices) in loans. On June 1, 2022, the Commission approved the National Recovery Plan.
In order to combat the negative economic and social consequences of the COVID-19 pandemic, the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (SURE) was created. The instrument provides EU financial assistance of up to EUR 100 billion in the form of loans to affected Member States to address sudden increases in public expenditures for the preservation of employment. Poland is one of the three biggest recipients of the SURE, with a loan in the amount of EUR 11.236 billion.
On July 21, 2020, the European Council (EC) agreed to the Next Generation EU (“NGEU”) fund, which is a European Union economic recovery package worth EUR 750 billion to support Member States adversely impacted by the COVID-19 pandemic, with the Recovery and Resilience Facility (“RRF”) as its key element. In May 2021 Poland submitted its national recovery and resilience plan. The Polish plan is structured around five pillars of economic resilience, including business environment, innovation and labor market policy, green energy, digital transformation, sustainable transport and the health system. The plan includes measures for improving air quality, energy-efficiency in buildings, the development of renewable energy sources, zero-emission transport and access to broadband internet. Projects in the plan cover the entire lifetime of the RRF until 2026. The plan proposes projects in six European flagship areas. Most national plans have already been accepted by the European Commission. The EC accepted the Polish plan on June 1, 2022, and on June 17, 2022, the Ecofin Council approved it. Positive assessment paved the way to the EU disbursing EUR 23.9 billion in grants and EUR 11.5 billion in loans under the RRF, subject to confirmation that Poland has achieved certain milestones set out by the European Commission regarding, among others, reforms to the Polish judicial system, digital transformation, transport, economy, health system and green energy. The most urgent milestones concern reforms to the Polish judicial system, including the reform to strengthen the independence and impartiality of courts and the reform to remedy the situation of judges impacted by the decisions of the Disciplinary Chamber of the Supreme Court in disciplinary cases and judicial immunity cases (for further details on the reform of the Polish judicial system, please see “Government Policies and Legislative Agenda — Reform of the Polish judicial system”).
Inflow of EU Funds
One of the most important issues in the early years of Poland’s membership of the EU was to implement effectively projects co-financed by the EU. This is in line with the principle of European solidarity, which requires that the more affluent member states help less developed EU Countries Bridge the gap in their economic and social development.
Poland’s EU membership resulted in a major inflow of EU funds of approximately EUR 220.2 billion between May 2004 and May 2022 (mostly from structural funds for Cohesion Policy-related initiatives and payments under the Common Agricultural Policy). Conversely, during that period Poland made approximately EUR 72.9 billion of “Own Resources” payments to the EU. The net inflow of EU resources during that period was approximately EUR 147.3 billion. The following table sets forth information relating to the inflow of EU funds into Poland for the periods indicated.
	2017	2018	2019	2020	2021	Five months ended May 2022
	(EUR millions)
Inflow of EU Funds
Cohesion Policy	7,078	11,055	11,399	13,361	13,198	2,705.5
Common Agri. Policy	3,982	4,260	4,494	4,718	4,779	4,105.7
Other Funds	92	443	451	910	608	165.4
Total	11,152	15,758	16,284	18,990	18,585	6,976.6

Source: Ministry of Finance
The following table sets forth information relating to the use of EU funds for the period from May 2004 to May 2022.
(EUR millions)
Current inflows	96,534.5
Capital inflows	123,770.8
Total	220,305.3

Source: Ministry of Finance
The following table sets forth certain information with respect to the projected inflow of EU funds for the periods indicated. These are projections based on the current EU budget and do not reflect legal commitments on behalf of the EU to provide the funds.

Inflow of EU funds into Poland is presented below.
	2022	2023
	(EUR millions)
Projected Future Inflows of EU Funds
Common Agricultural Policy	4,743.61	5,120.87
Cohesion Policy	8,956.05	9,824.56
Others	542.18	517.13
Financial Perspective 2021 – 2027	638.8	1,167.7

Source: Ministry of Finance
The following table sets forth certain information with respect to Poland’s contribution to the EU budget (i.e., “Own Resources” payments to the EU) for the periods indicated.
	2017	2018	2019	2020	2021	Five months ended May 31, 2022
	(EUR millions)
Own Resources Payments
Payments related to Gross
National Income	2,024.70	2,900.7	3,180.8	3,795.8	4,399	1,806.2
Payments related to VAT	570.80	547.7	742.6	851.3	885	347.8
Traditional Own Resources
Payments	645.30	749.0	830.1	826.0	1,132	546.6
Rebates and corrections	318.70	284.10	296.2	360.3	288	123.7
Plastic					372	158.8
Total	3,559.50	4,481.50	5,049.7	5,833.4	7,076	2,983.1

Source: Ministry of Finance
Relationship with Multilateral Financial Institutions
Poland is a member of various multilateral financial institutions, including the IMF, World Bank, EIB, EBRD and AIIB. As at December 31, 2021, Poland’s liabilities to multilateral financial institutions amounted to EUR 12.5 billion, accounting for 21.6 percent of the State Treasury’s total external debt. As at December 31, 2021, the World Bank’s receivables from Poland, net of principal repayments, amounted to EUR 5.99 billion. Currently, Poland has one active project financed with World Bank loans related to flood management and protection.
The main areas of EIB Group (Bank and EIF) operations in Poland comprise the transport, power and energy, water, sewerage, solid waste, urban development, health, higher education, telecommunications and agriculture sectors. In addition, the EIB provides commercially based loans to private enterprises and municipalities, as well as loans to financial intermediaries, in order to fund loans to small- and medium-sized enterprises (“SMEs”).
Total investment of the EIB in Poland amounted to EUR 5.2 billion in 2021. As at December 31, 2021, the EIB had committed EUR 83.3 billion to Polish borrowers and the EIB’s receivables from Polish borrowers, net of principal repayments, amounted to EUR 19.2 billion as at December 31, 2021.
The EIB Group is the main implementing partner of the InvestEU Program, which is expected to give an additional boost of more than EUR 372 billion to investment, innovation and job creation over the period 2021-27. InvestEU builds on the success of the European Fund for Strategic Investments (“EFSI”), which was launched jointly by the EIB Group and the European Commission in 2015.

Poland ranked 6th by the value of approved EFSI support among EU member states, with 60 projects approved under the infrastructure and innovation window (total value of approximately PLN 63 billion) and 13 agreements concluded with financial intermediaries under the SME window (total value of the portfolios approximately PLN 13.8 billion).
Poland also joined the European Guarantee Fund (EGF) established by the participating EU countries and operated by the EIB Group. The EGF was set up by the EIB Group with contributions from Poland and other EU Member States to shield companies suffering from the COVID-19 crisis. Using nearly EUR 25 billion in guarantees, the EGF allows the EIB and the EIF to provide loans, guarantees, asset-backed securities, equity and other financial instruments available to mostly small and medium-sized enterprises. The EGF is part of the European Union’s recovery package aiming to provide a total of EUR 540 billion to boost those parts of the EU economy that have been hit the hardest.
The package also includes the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”). SURE provides financial assistance up to EUR 100 billion in total in the form of loans from the EU to Member States affected by the COVID-19 crisis to address sudden increases in public expenditure for the preservation of employment. Loans under SURE are underpinned by EUR 25 billion of voluntary guarantees from Member States to leverage the financial power of SURE. Poland’s contribution to the overall amount of the guarantee corresponds to its relative share in the total gross national income (GNI) of the European Union, based on the 2020 EU budget and amounts to EUR 930 million. Poland has been granted a SURE loan totaling EUR 11.236 billion.
Since the beginning of its operations in Poland, the EBRD has invested EUR 11.4 billion in 468 projects (as at December 31, 2021) in various sectors of the country’s economy (corporate, financial institutions, infrastructure and energy). Most of the EBRD’s investment, EUR 10.7 billion, was granted to the private sector. The value of the EBRD’s current portfolio of projects in Poland is nearly EUR 3.5 billion.
Poland is a member of the IMF’s Special Data Dissemination System and complies with applicable practices and standards in publicly disseminating economic and financial data. The IMF’s country surveillance is an ongoing process that culminates in regular (usually annual) comprehensive consultations with individual member countries, with discussions in between as needed. The consultations are known as “Article IV consultations” because they are required by Article IV of the IMF’s Articles of Agreement. During an Article IV consultation, an IMF team of economists visits a country to assess economic and financial developments and discuss the country’s economic and financial policies with government and central bank officials. Currently, the IMF performs standard Article IV consultations with Poland on a 12-month cycle.
IMF economists’ visits to member countries are referred to as Article IV missions. The most recent Article IV mission to Poland concluded in December 2021. Consultation with Poland was conducted by the Executive Board of the IMF, which approved the report from the consultations on February 18, 2022. The consultation confirmed that the Polish economy has weathered the COVID-19 crisis well.
According to the IMF, vigorous policy support and strong fundamentals have enabled Poland to weather the economic impact of the COVID-19 pandemic and post a strong recovery. The current challenge for economic policy is to continue the exit from extraordinary policy support, preserve macroeconomic stability amid emerging pressures, and manage risks related to the COVID-19 pandemic and other factors. In the IMF’s opinion, fiscal policy should avoid an expansionary stance as output moves above potential, and fiscal buffers should be gradually restored to make room for adverse surprises and foreseeable long-term spending needs. Policy efforts to strengthen the skills of the workforce and advance the decarbonization of the economy, both supported by the EU, are key to helping Poland remain competitive and extend its track record of strong growth.
Since 1988, Poland has been a member and contributor to the International Development Association (the “IDA”), which grants preferential long-term loans to the world’s poorest countries.
As at July 16, 2022, Poland’s contribution to the IDA amounted to SDR 40.44 million and EUR 35.3 million, of which SDR 39.684 million and EUR 102.667 million has already been paid. Poland also participates in the IDA’s Multilateral Debt Relief Initiative. As of July 16, 2022, Poland had committed PLN 36.49 million and paid PLN 13.95 million.

Although Poland is not a member of the Nordic Investment Bank (“NIB”), it has access to NIB financing.
As at December 31, 2021, loans granted to local governments and private sector entities in Poland by the NIB amounted to approximately EUR 341.06 million.
In June 2016, Poland became a founding member of the Asian Infrastructure Investment Bank (“AIIB”). Poland is currently not borrowing from the AIIB.
Poland has been a member of the CEB since 1998.
In 2021, the CEB approved EUR 366 million in loans to Poland, and EUR 205 million were disbursed. As at December 31, 2021, the CEB’s receivables from the State Treasury amounted to EUR 240 million. Total Polish debt to the CEB of Polish entities amounted to EUR 1.51 billion.
Poland is a founding member state of the Three Seas Initiative, a forum of regional dialogue and economic cooperation for twelve Central and Eastern Europe countries located in the area surrounded by three seas of the region: the Adriatic, Baltic and the Black Sea. The first Three Seas Business Forum meeting resulted in the signing of a letter of intent to establish the Three Seas Investment Fund (“3SIIF”). It was initially formed by two institutions from Poland and Romania (BGK and EximBank, respectively) that contributed over EUR 500 million, which was to be increased up to EUR 4-5 billion in the future. It was designed as a commercial financial instrument supporting infrastructure projects in the transport, energy and digitalization sectors in Central and Eastern Europe.
Major International Treaties
Since Poland is a member of the EU, the Accession Treaty, together with the Treaty on the European Union and the Treaty on the Functioning of the European Union, constitutes the legal basis regulating, inter alia, economic, trade, service, capital and human resource flows, investment support and protection.
The EU has a customs union among its Member States and a common trade policy in relation to non-EU countries which involves, among other things, a common customs tariff, a common import and export regime and the undertaking of uniform trade liberalization measures, as well as trade defense instruments and trade agreements concluded by the EU with other countries.
In June 2017, Poland signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). Poland has completed the domestic ratification procedures and submitted the instrument of ratification on January 23, 2018, as the fourth signatory of the MLI. The MLI offers solutions for governments to close gaps in existing international tax rules by transposing results from the OECD/G20 BEPS Project into bilateral tax treaties worldwide. The MLI globally modifies the application of thousands of bilateral tax treaties concluded to eliminate double taxation.
So far, the MLI has modified 44 of the Polish tax treaties. However, the number of treaties covered by the MLI is based on the completion of the ratification procedure by treaty partners and hence may increase in the future.
Upcoming reform affecting corporate income tax
In July 2021 and October 2021, Poland, as a member of the OECD Inclusive Framework, joined the Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. Consequently, Poland will implement a global reform by introducing a new taxation right for market jurisdictions of consumption (Pillar One) and rules ensuring a global minimum level of taxation (Pillar Two). The Two-Pillar Solution will affect corporate income tax imposed on large, predominantly multinational groups of companies.

THE ECONOMY
With approximately 38.1 million inhabitants, Poland is the most populous member of the EU in Central and Eastern Europe (and the fifth in the EU as a whole). The Polish economy’s strengths include: the private debt of non-financial enterprises and households is relatively low; the currency regime is flexible; Poland’s exports and economy do not depend on a single sector; and the domestic market is broad. The banking sector remains well-capitalized, liquid and profitable, and the country’s macroeconomic policy is geared towards maintaining long-term high sustainable growth. Since joining the EU in 2004, Poland has benefited significantly from EU structural funds, allowing the government to invest steadily in infrastructural and social development. Adjustments to the EU standards have supported the country’s modernization. Today, Poland is the sixth-largest economy in the EU, with a buoyant private sector comprising internationally competitive export-oriented companies, as well as well-educated and skilled human capital. The service sector comprises the largest component of the Polish economy (64 percent), followed by the industry and construction sectors (33 percent) and agriculture (3 percent). Strong macroeconomic fundamentals and policy framework, large and diversified domestic demand and flexible fiscal policy made Poland the only EU country to avoid recession during the post-2007 global economic and financial crisis, its economy growing by 53 percent between 2008 and 2019, with an average annual GDP growth of approximately 3.6 percent. COVID-19 and related restrictions led to the first fall in GDP since 1991, namely, a drop of 2.2 percent in 2020. However, in 2021 the Polish economy bounced back from its 2020 decline and grew by 5.9 percent.
Poland’s monetary policy mandate is laid out in the Constitution and the Act on the National Bank of Poland (the “NBP Act”). The NBP is responsible for the implementation of monetary policy, the basic objective of which is to maintain price stability while supporting the Government’s economic policy, insofar as this does not constrain the pursuit of the basic objective of NBP. For over 20 years, the Monetary Policy Council (an independent decision-making body of the NBP) (the “MPC”) has been conducting monetary policy with an inflation targeting strategy. In 2004, the MPC adopted an inflation target of 2.5 percent with a symmetrical tolerance band for deviations of ± 1 percentage point. The main principles of the NBP’s monetary policy strategy, including the inflation target level, its medium-term nature and floating exchange rate regime, have not changed.
Between 2004 and 2021, the average growth of consumer prices as expressed in the Consumer Price Index (“CPI”) in Poland amounted to 2.3 percent, in line with the NBP’s inflation target, while the average level of core inflation (CPI excluding food and energy) stood at 1.6 percent.
The following table illustrates certain macroeconomic statistics for the periods below:
	2004	2008	2019	2020	2021
	Current prices, Purchasing Power Standards (“PPS” per capita)
GDP per capita	10,910	14,205	22,741	22,760	24,993
	(% of GDP)
Private consumption	64.4	62.0	57.5	56.7	56.5
Public consumption	18.3	18.7	18.0	19.1	18.7
Investment	18.3	23.1	18.3	17.2	16.6
Export	34.2	37.8	55.4	55.9	60.7
Import	37.2	43.1	50.6	49.1	56.2
Value added:
Industry	22.4	21.5	21.5	21.5	23.4
Construction	6.3	7.2	6.6	6.3	5.8
Trade; repair of motor vehicles	16.4	15.9	15.5	15.2	15.1
	(total=100)
Structure of employment (LFS(1), 15 years and over/15 – 89 years):
Agriculture	18.0	14.0	9.2	9.6	8.4
Industry and construction	28.8	31.9	32.1	31.7	30.9
Services	53.2	54.1	58.7	58.7	60.7

	2004	2008	2019	2020	2021
	Current prices, Purchasing Power Standards (“PPS” per capita)
	(%)
Activity rate (LFS(1), 15 – 89 years)	54.7	54.2	56.0	55.8	57.8
Employment rate (LFS(2), 20 – 64 years)	57.0	65.0	72.3	72.7	75.4
Unemployment rate (LFS(2), 15 – 74 years)	19.0	7.1	3.3	3.2	3.4
Labor productivity per person (EU=100(3))	—	62.5	79.5	82.0	82.8
CPI	3.5	4.2	2.3	3.4	5.1
Core inflation	1.7	2.3	2.0	3.9	4.1
	(EUR million)
Official reserve assets	26,967	44,139	114,511	125,622	146,576
	(% of GDP)
International investment position	40.9	55.6	49.8	44.3	39.9
CAB	(5.8)	(6.9)	0.5	2.9	0.7
Credit to the non-financial sector:
Non-financial enterprises	12.5	16.9	15.2	14.2	13,2
Households	11.8	28.7	32.9	33.3	31.1

Source: Eurostat, NBP, Statistics Poland
Note: Poland calculates its unemployment rates and other data on the labor force in accordance with Labor Force Survey (“LFS”) methodology. In 2021, the LFS introduced methodological changes, which amended the definitions of employed, unemployed and economically inactive persons in order to increase data quality and comparability across European Union member states. As set out in the footnotes below, Poland recalculated certain of its pre-2021 data on the labor market in accordance with the new LFS methodology and therefore such re-calculated data is comparable with 2021 data. Pre-2021 labor force data that has not been recalculated is not comparable with 2021 data.
(1)
LFS — Labor Force Survey; data for 2019-2021 uses 2021 LFS methodology (including only persons from 15 to 89 years); data for the years 2004 and 2008 includes persons aged 15 and older and is not entirely comparable with data for the years 2019-2021.

(2)
LFS — Labor Force Survey; data for 2019-2021 uses 2021 LFS methodology and is not entirely comparable with data for the years 2004 and 2008.

(3)
EU from February 2020 (excluding the UK).

Economic Performance
In 2021, the Polish economy recovered from the negative impacts of COVID-19 and grew by 5.9 percent, which was the fastest growth rate since 2007. The strong rebound reflected a favorable base effect, but also the easing of COVID-19 restrictions that had a negative effect on the economy in 2020. Domestic demand increased in 2021 by 7.6 percent compared to 2020 when there was a decrease of 2.9 compared to 2019. Household consumption benefited from pent-up demand and a solid labor market as it rebounded strongly and increased by 6.1 percent last year after falling 3 percent in 2020. Investment improved moderately by expanding by 3.8 percent in 2021 compared to a decrease of 4.9 percent in 2020. A positive contribution to GDP growth came from inventories while net exports remained anti-cyclical, weighing negatively on the headline GDP. The gross value added was also 5.6 percent higher than it was in 2020 with a particularly high growth rate recorded in industry, but much lower growth was seen in the construction sector. A large (and another consecutive) decrease in gross value added was recorded in the hotel and catering industry.
In the first quarter of 2022 the economy posted buoyant broad-based growth despite the fifth wave of the pandemic and the Russian invasion in Ukraine. The rate of GDP growth accelerated to 2.5 percent following strong increases in the three previous quarters (quarter on quarter, seasonally adjusted). Annual GDP growth amounted to 8.5 percent (non-seasonally adjusted). While compared to the previous quarter, Poland’s GDP shrank, it increased by 5.5% compared to the second quarter of the previous year, and by 4.7% after removing the influence of seasonal factors.

The ongoing recovery and strengthening demand in 2021 was accompanied by rising CPI inflation that amounted to 5.1 per cent. on average (compared to 3.4 per cent. in 2020). In the first quarter of 2022, the inflation rate increased to 9.7% and in the second quarter to 13.9%. In July inflation increased to 15.6%. In annual terms, food price growth accelerated to 15.3 per cent. year-on-year in July 2022, while electricity, gas and other fuels were 37.0 per cent. more expensive and fuels 36.8 per cent. Core inflation increased to 9.3% in July 2022. The COVID-19 pandemic is at least partially responsible for inflation reaching the current high level. The main driver is the surge in commodity prices, in particular oil and gas. In addition, the post-lockdown reopening has been accompanied by global transport disruptions and supply shortages. While core inflation has risen less than headline rates, it has also increased in recent months on the back of strong recovery in economic activity and a good situation in the labour market. In the last few months, the inflation rate increased among others due to high commodity prices (energy, metals and agricultural products) after the outbreak of war in Ukraine.
In response to rising inflation, the Prime Minister announced a set of measures aimed at softening the negative impact of rising prices for households (so-called Anti-inflation shields 1.0 and 2.0). They are based on two instruments: reduction of taxes, including value added tax (“VAT”), excise and some other taxes on energy, fuel and food products and a direct one-off subsidy from the state budget to lower-income households.
The widespread use of job retention schemes that kept many employees attached to their jobs helped contain the deterioration of the labor market in 2020. After the initial shock from the COVID-19 pandemic, labor market conditions slowly started to improve in the second half of 2020, with many workers exiting part-time work. In general, the labor market proved resilient to the crisis and the situation in the labor market improved in 2021. Employment increased, unemployment declined, and the rate of wage growth accelerated. According to Eurostat, the harmonized unemployment rate (seasonally adjusted, Eurostat) decreased from 3.8 per cent. in March 2021 to 3 per cent. in December 2021 and 2.6 per cent. in June-July 2022 (record low level) and one of the lowest rates in the EU. Labor demand (measured using the methodology of the European Union Labor Force Survey) and the participation rate increased in 2021 and the average wage growth in the national economy accelerated from 6.2 per cent. to 8.4 per cent.
After a pandemic-related contraction in 2020, the economy of the EU — Poland’s main trading partner — rebounded in 2021 due to the lifting of COVID-19 restrictions as the vaccination process proceeded. According to Eurostat’s data, real GDP in the EU increased by 5.4 percent in 2021. Higher external demand supported Polish exports, but it was dampened by supply shortages (especially in the automotive sector). On the other hand, imports were boosted, among other things, by rising domestic demand and higher energy prices. In consequence, since May 2021 imports have noticeably outpaced exports and the balance of goods declined to 0.1 percent of GDP in 2021. In addition, due to high foreign investors’ income on their capital involvement in Polish entities (sound financial results of companies), the primary income deficit amounted to 4.5 percent of GDP, exceeding its pre-pandemic level. Current accounts, as a whole, noted a moderate deficit (0.7 percent of GDP). In June 2022, according to preliminary data, the current account deficit increased further to 3.9 percent of GDP (in 12-month terms) mainly due to the negative balance on goods.
For most of 2021, the MPC kept key interest rates at a record low level, with the reference rate at 0.1 percent. The NBP continued to purchase government securities and government-guaranteed debt securities in the secondary market; however, the scale of these structural operations had been diminishing since the autumn of 2021 and the program was put on hold in December 2021. In early October 2021, in response to growing inflation, the MPC raised its reference rate to 0.5 percent and increased the required reserve ratio to 2.0 percent from 0.5 percent. In the following months, the MPC continued monetary tightening, given a risk that second-round effects and buoyant demand may feed into elevated inflation in the monetary policy transmission horizon. In the period between November 2021 and July 2022, the Council hiked NBP interest rates nine times, which lifted the reference rate to 6.50 percent. In February 2022, the MPC also increased the required reserve ratio to 3.5 percent, the level from before the COVID-19 pandemic.

The following table sets out certain macroeconomic statistics for the five years ended 2021:
	2017	2018	2019	2020	2021
	(Real growth, %)
GDP	4.8	5.4	4.7	(2.2)	5.9
Total consumption	4.2	4.3	4.5	(1.0)	5.3
Private consumption	4.7	4.5	3.9	(3)	6.1
Investment	4.0	9.4	6.1	(4.9)	3.8
	(Contribution to GDP growth, percentage points)
Domestic demand	4.7	5.3	3.5	(2.7)	7.1
Net export	0.1	0.0	1.3	0.6	(1.2)
	(%)
Employment growth (LFS(1), aged 15 – 89)	1.7	0.6	0.0	(0.3)	2.6
Unemployment rate (LFS(1), aged 15 – 74)	5.0	3.9	3.3	3.2	3.4
CPI	2.0	1.6	2.3	3.4	5.1
NBP reference rate (end of the period)	1.50	1.50	1.50	0.10	1.75
	(% of GDP)
CAB	(0.3)	(1.3)	0.5	2.9	(0.7)

Source: Statistics Poland, NBP, Eurostat
(1)
LFS — Labor Force Survey; data recalculated, taking into account methodological changes introduced from 2021.

The following table illustrates the composition of GDP (as a percentage of total GDP) by sector for the periods indicated:
	2017	2018	2019	2020	2021
	(%)
Sectors
Agriculture, forestry and fishing	2.9	2.3	2.3	2.5	-2.3
Industry	22.2	21.8	21.5	21.5	-23.4
Construction	6.2	6.7	6.6	6.3	-5.8
Trade; repair of motor vehicles	15.5	15.6	15.5	15.2	-15.1
Transport	6.0	6.2	6.1	5.9	-6.0
Accommodation and catering	1.1	1.2	1.2	0.9	-0.6
Information and communication	3.6	3.7	3.8	4.1	-3.7
Financial and insurance activities	3.8	3.6	3.6	3.5	-3.4
Real estate activities	4.3	4.3	4.9	5.1	-5.1
Professional, scientific and technical activities and administrative and support service activities	7.5	7.5	7.7	7.7	-7.4
Public administration and defense; compulsory social security; education; human health and social work activities	12.8	12.7	12.7	13.4	-12.7
Arts, entertainment and recreation; other service activities; activities of household and extraterritorial organizations and bodies	1.9	2.0	2.0	2.0	-1.4
Gross value added	87.8	87.6	87.9	88.1	-86.9
Taxes on products less subsidies on products	12.2	12.4	12.1	11.9	-13.1
Gross Domestic Product	100.0	100.0	100.0	100.0	100.0

Source: Statistics Poland

Risks to the Polish Economy
The major risk factors for GDP growth in Poland relate to the Russian aggression in Ukraine (see “Recent Developments — Poland and the Russian aggression in Ukraine”) and the situation in the external environment, particularly with the Eurozone’s economic performance. Poland’s strong trade and financial links with the Eurozone, including through participation in German supply chains, make it susceptible to shocks emanating from major trade partners. The further weakening of the growth rate of the Eurozone may adversely impact Polish exports and investment and ultimately adversely affect economic growth in Poland. In the short term, downside risks from the external environment come mainly from elevated geopolitical tensions and protectionist policies. Uncertainties about the macroeconomic policies pursued in major countries outside Europe add to these factors. Additionally, COVID-19 presents risks to the growth of the Polish economy, the extent of which depend on the persistence of the global supply chain disruptions due to China’s zero-COVID policy and the magnitude, duration and frequency of any future COVID-19 waves and the degree to which such waves can be effectively contained.
Labor Market
The overall situation of the labor market remained positive. According to Eurostat, the unemployment rate (seasonally unadjusted data) was 2.7 percent as of June 2022, which is one of the lowest rates in the EU. Labor demand and the participation rate decreased, but nominal wages continued to grow at a similar rate as in 2018. Workers from outside of the EU, particularly from Ukraine, play an important role in the labor market.
In the first quarter of 2022, the number of employed persons in Poland was 16.7 million, of which 31.6 percent of the workforce was employed in the industrial sector and 60.2 percent was employed in services. A substantial share of the workforce is still employed in the agricultural sector (8.2 percent).
The registered unemployment rate at the end of December 2021 was 5.4 percent, down from 6.3 percent at the end of December 2020. The latest adjusted available data on the registered unemployment rate relate to June 2022, when the rate was 5.2 percent (an increase of 1.0 percentage point compared to adjusted data for June 2021).
As of December 31, 2021, young people (aged 18 to 24) constituted 11.2 percent of the registered unemployed, approximately 27.0 percent of all registered unemployed were persons with only primary education or less and 47.8 percent of the registered unemployed had been without a job for more than one year.
The following table shows the employment rate by gender in Poland in the periods indicated:
	Employment rate of persons aged 15 – 89 years
	Total	Male	Female
	(%)
2018
Q1	53.3	61.1	46.1
Q2	54.1	61.8	47.1
Q3	54.4	62.2	47.1
Q4	53.7	61.8	46.1
2019
Q1	53.4	61.6	46.0
Q2	54.3	62.3	47.0
Q3	54.7	63.0	47.0
Q4	54.1	62.7	46.1

	Employment rate of persons aged 15 – 89 years
	Total	Male	Female
	(%)
2020
Q1	53.9	62.2	46.3
Q2	53.4	61.8	45.7
Q3	54.3	62.6	46.6
Q4	54.3	62.5	46.7
2021
Q1	55.0	63.1	47.5
Q2	55.6	63.4	48.4
Q3	56.4	64.3	49.1
Q4	56.3	64.2	49.0
2022
Q1	56.2	64.0	48.9
Q2	56.4	64.1	49.3

Source: Statistics Poland’s Labor Force Survey; data for 2018-2020 has been recalculated to take into account methodology in force from 2021.
The following table shows employment by age in Poland in the fourth quarter of 2021 and the first quarter of 2022:
	Employment rate of persons aged 15 – 89 years
	Total		Male		Female
	(%)
	Q4, 2021	Q1, 2022	Q4, 2021	Q1, 2022	Q4, 2021	Q1, 2022
Total	56.3	56.2	64.2	64.0	49,0	48.9
15 – 17 years	2.5	1.9	3.1	2.8	.	.
18 – 19 years	7.0	7,1	8.8	9.1	5.2	4.9
20 – 24 years	51.2	51.4	58.7	59.0	43.2	43.4
25 – 29 years	81.4	80.0	88.7	86.4	74.0	73.4
30 – 34 years	85.4	85.4	91.9	92.2	78.7	78.4
35 – 39 years	87.0	86.6	91.8	92.0	82.0	81.1
40 – 44 years	88.1	88.1	92.4	92.5	83.6	83.7
45 – 49 years	86.9	88.1	90.8	91.3	82.9	85.0
50 – 54 years	81.4	81.3	82.6	82.8	80.2	80.0
55 – 59 years	73.0	72.6	78.2	77.5	68.1	68.1
60 – 64 years	41.0	41.2	61.0	60.9	23.5	23.9
65 – 89	6.5	6.3	9.7	9.7	4.2	4.0
60 – 89	15.7	15.5	24.8	24.6	9.0	8.8
In the age:
15 – 64 years	71.0	71.0	77.4	77,2	64.7	64.8
20 – 64 years	76.2	76.2	83.1	83,0	69.3	69.5
55 – 64 years	55.8	55.8	69.1	68,7	43.8	44.0
Pre – working	2.5	1.9	3.1	2,8	.	.
Working(1)	77.4	77.4	80.9	80,8	73.5	73.6

	Employment rate of persons aged 15 – 89 years
	Total		Male		Female
	(%)
Mobile	77.1	76.8	82.6	82.4	71.3	71.0
Non – mobile	78.0	78.3	78.4	78.5	77.4	78.1
Post – working(2)	9.2	9.1	9.7	9.7	9.0	8.8

Source: Statistics Poland’s Labor Force Survey
(1)
Women aged 18 – 59, men aged 18 – 64.

(2)
Women aged 60 and older, men aged 65 and older.

(.)
Data not available, classified data (statistical confidentiality) or providing data impossible or impractical.

The following table shows the registered unemployment rate in Poland for the periods indicated:
	2017	2018	2019	2020	2021
	(%)
Registered unemployment rate	6.6	5.8	5.2	6.3	5.4

Source: Statistics Poland
Citizens of Ukraine are the largest group of foreigners working in Poland.
In 2018, the number of work permits issued for Ukrainian citizens amounted to 238,334 (72 percent of total work permits issued). It indicates an increase by 24 percent to the previous year. In 2018 district labor offices registered 1,446,304 employer’s declarations on entrusting work to a foreigner for Ukrainian citizens (91 percent of all registered declarations in that year) and 133,029 seasonal work permits (almost 99 percent of all seasonal work permits in that year).
In terms of the above mentioned short-term employment, data for 2018 is not comparable with the previous years, because at the beginning of 2018 new regulations in this area had been introduced, including implementing a new instrument — seasonal work permit.
In 2019, the number of work permits issued for the citizens of Ukraine amounted to 330,495, which meant an increase by 39 percent in comparison to the previous year. At the same time in 2019 the number of registered employers’ declarations on entrusting work to a foreigner for Ukrainians was 1,475,923, which meant an increase of 2 percent in comparison to the previous year.
In 2019, the number of seasonal work permits issued for the citizens of Ukraine amounted to 129,683. While statistics indicated a continuous increase in the number of foreigners working in Poland, the participation rate of foreigners in Poland’s labor market was still rather low in comparison with other EU countries, although it affected local economies in some regions. Also, Poland has become a leader among the EU countries in issuing first residence permits for the purpose of work. The employment of foreigners in Poland is complementary to the resources of the national labor force. Labor migration fills shortages especially for menial jobs, although there is also a visible increase in demand for highly qualified employees.
In 2020, 295,272 work permits were issued to Ukrainian citizens, which was a decrease of 10.7 percent in comparison to the previous year, but still constituted 72.6 percent of all work permits issued to foreigners. At the same time, in 2020 the number of registered employers’ declarations on entrusting work to a foreigner for Ukrainians was 1,329,491, which meant a decrease of 9.9 percent in comparison to the previous year.
In 2020, the number of seasonal work permits issued for citizens of Ukraine amounted to 135,482, which meant an increase by 4.5 percent in comparison to the previous year.
In 2021, there were 325,213 work permits issued to Ukrainian citizens, which meant an increase of 10.1 percent in comparison to the previous year and 64.5 percent of all work permits issued to foreigners.

At the same time, in 2021 the number of registered employers’ declarations on entrusting work to a foreigner for Ukrainians was 1,635,104, which means an increase of 23 percent in comparison to the previous year.
In 2021, the number of seasonal work permits issued for citizens of Ukraine amounted to 111,061, which meant an 18 percent decrease in comparison to the previous year.
In general, more work permits for foreigners were issued in Poland in 2021 than in the previous year. The situation was similar in 2015-2019, when a steady increase in the number of permits issued in Poland was observed. The exception was 2020, which experienced an annual decrease in the number of issued work permits, to which the COVID-19 pandemic may have contributed. In 2021, 504.2 thousand work permits for foreigners were issued in Poland. This was 97.7 thousand more than in 2020, and 438.4 thousand more than in 2015. They were still most often issued to citizens of Ukraine.
On January 29, 2022, the Act of December 17, 2021, on Amendments to the Act on Foreigners and Certain Other Acts, which was a package of amendments meant to streamline proceedings for granting temporary residence permits to foreigners on the territory of the Republic of Poland, in particular temporary residence and work permits, entered into force. According to the new provisions, among others, the possibility to work in Poland without a work permit, on the basis of an employer’s declaration on entrusting work to a foreigner, was prolonged up to 24 months and the proceedings regarding the issuance of seasonal work permits were simplified.
Following the Russian invasion of Ukraine, the influx of Ukrainians to Poland, including particularly women and children, has increased dramatically. However, the Russian invasion in Ukraine has also resulted in an outflow of some Ukrainian workers who were previously employed in Poland, especially men who have returned to defend their homeland. The effect of the outflow is notable primarily in manufacturing, construction, logistics, and shipping, which together accounted for 66 percent of all work permits issued in 2021 for foreigners. On the other hand, the influx of Ukrainians is expected to fill the staffing needs in industries dominated by women.
In accordance with the Act of March 12, 2022, on Assistance to Citizens of Ukraine in Connection with the Armed Conflict on the Territory of That Country, a citizen of Ukraine who arrived legally on the territory of Poland from February 24, 2022, from the territory of Ukraine and declares his intention to stay in Poland, can be legally employed in Poland without a work permit, on the basis of a notification to the district labor office.

BALANCE OF PAYMENTS AND FOREIGN TRADE
Balance of Payments
Since September 30, 2014, Poland has been preparing balance of payments and international investment position data according to the new guidelines outlined in the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”). Historical data starting from 2004 was recompiled according to BPM6.
In 2019, Poland’s current account balance was negative and amounted to EUR 1,247 million. In 2020, Poland’s current account balance was positive and amounted to EUR 12,811 million. In 2021, the current account balance was negative and amounted to EUR 8,261 million. In the first two quarters of 2022, it was also negative, amounting to EUR 12,128 million. Measured by balance of payments statistics in 2019, the deficit in trade in goods amounted to EUR 4,356 million. In 2020, the balance on trade in goods was positive and amounted to EUR 6,975 million. In 2021, the deficit in trade in goods amounted to EUR 7,620 million. In the first two quarters of 2022, the balance on trade in goods was also negative and amounted to EUR 12,135 million.
In 2019 and 2020, the balance on goods improved as a result of faster growth in exports than imports. In 2021, the trade in goods decreased as a result of faster growth in imports than exports. A similar situation occurred in the first two quarters of 2022, when the balance on goods decreased as a result of faster growth in imports than exports, compared with the corresponding period of 2021. In 2019, the value of exports increased by 7.4 percent and the value of imports increased by 3.8 percent, respectively, compared with 2018. In 2020, the value of exports increased by 0.1 percent, while the value of imports decreased by 4.9 percent. In 2021, the value of exports and imports increased by 19.5 percent and by 27.0 percent, respectively, compared to 2020. In the first two quarters of 2022, the value of exports increased by 20.8 percent and the value of imports increased by 32.4 percent, compared with the corresponding period in 2021.
Direct investments are presented in the balance of payments according to the assets and liabilities principle. In 2019, the balance of transactions on the liabilities side of direct investment was positive and amounted to EUR 15,662 million. A positive balance was also achieved in 2020 and 2021, amounting to EUR 16,650 million and EUR 31,351 million, respectively. In the first two quarter of 2022, inflows of capital in the amount of EUR 19,380 million were observed in the balance of payments. During 2021, the surplus in the balance of direct investment resulted from a positive balance of transactions involving equity and investment fund shares amounting to EUR 20,816 million. The balance of debt instruments was also positive, amounting to EUR 10,535 million. The balance of direct investment on the liabilities side in the first two quarters of 2022 was influenced by positive net inflows of equity and investment fund shares in the amount of EUR 12,434 million, and net inflows of capital against debt instruments in the amount of EUR 6,946 million. The following table sets out Poland’s balance of payments and related statistics for the periods indicated:
	2018	2019	2020	2021	Q1 2022*
	(EUR millions)
Current Account	(9,635)	(1,247)	12,811	(8,261)	(12,128)
Balance on Goods	(11,251)	(4,356)	6,975	(7,620)	(12,135)
Goods: exports f.o.b.	205,172	220,304	220,546	263,587	154,438
Goods: imports f.o.b.	216,423	224,660	213,571	271,207	166,573
Balance on Services	21,444	24,071	22,974	26,786	16,621
Services: Credit	57,951	62,946	58,291	68,695	40,073
Services: Debit	36,507	38,875	35,317	41,909	23,452
Balance on Primary Income	(21,016)	(22,230)	(19,979)	(27,049)	(15,707)
Primary income: Credit	12,391	12,749	11,059	12,429	5,835
Primary income: Debit	33,407	34,979	31,038	39,478	21,542

	2018	2019	2020	2021	Q1 2022*
	(EUR millions)
Balance on Secondary Income	1,188	1,268	2,841	(378)	(907)
Secondary Income: Credit	8,395	9,026	11,260	9,585	5,094
Secondary Income: Debit	7,207	7,758	8,419	9,963	6,001
Capital Account	7,930	8,219	7,318	4,011	40
Capital account: Credit	9,292	9,256	10,411	10,022	3,397
Capital account: Debit	1,362	1,037	3,093	6,011	3,357
Financial Account	(389)	5,312	17,912	(3,770)	(14,623)
Direct investment assets	1,986	4,804	4,132	7,960	2,674
Direct investment liabilities	16,150	15,662	16,650	31,351	19,380
Portfolio investment assets	488	(273)	(3,447)	4,166	(754)
Equity securities	(1,098)	(691)	(6,083)	4,040	(596)
Debt securities	1,586	418	2,636	126	(158)
Portfolio investment liabilities	(3,252)	(11,084)	(10,009)	(5,416)	1,793
Equity securities	783	294	(3,141)	580	(188)
Debt securities	(4,035)	(11,378)	(6,868)	(5,996)	1,981
Other investment assets	5,104	1,319	12,982	10,605	15,583
Monetary authorities	0	(3)	3	39	2
Central and local government	865	901	2,121	(1,277)	(530)
MFI (excluding Central Bank)	2,862	(673)	(447)	7,282	9,327
Other sectors	1,377	1,094	11,305	4,561	6,784
Other investment liabilities	193	3,922	4,105	13,475	9,469
Monetary authorities	1,865	1,544	501	2,368	2,062
Central and local government	(894)	(766)	2,963	6,233	693
MFI (excluding Central Bank)	(3,095)	(3,207)	441	(1,114)	1,770
Other sectors	2,317	6,351	200	5,988	4,944
Financial derivatives	(1,104)	(1,248)	(924)	(2,998)	(1,035)
Official Reserve Assets	6,228	9,210	15,915	15,907	(449)
Net errors and omissions	1,316	(1,660)	(2,217)	480	(2,535)

Source: NBP
(*)
Preliminary data.

Foreign Direct Investment (“FDI”)
FDI comprises transactions on shares in direct investment entities (including purchases of such shares), reinvestment of earnings and a balance of transactions on debt instruments.
The inflow of FDI to Poland is based on data reported by companies and by banks. Annual figures on FDI are set according to the OECD Benchmark Definition of Foreign Direct Investment, 4th edition. The following table sets out the inflow of FDI to Poland for the periods indicated:

	Components of FDI inflow
	Equity	Reinvestment of earnings	Debt instruments	Total (net)
	(EUR millions)
Year
2015	5,229	6,966	1,563	13,758
2016	1,776	8,549	3,855	14,181
2017	(938)	9,172	(92)	8,142
2018	4,197	8,250	1,108	13,555
2019	2,575	10,188	(695)	12,069
2020	3,910	10,511	(1,089)	13,332
2021	4,283	16,547	4,184	25,011

Source: NBP
In 2021, the net FDI inflows in Poland amounted to EUR 25,011 million. The inflows from EU countries amounted to EUR 21,184 million, derived mainly from Spain, Germany, the Netherlands and France. Net inflows from countries outside the EU amounted to EUR 3,827 million, with the most significant inflows from the Republic of South Korea. Inflows of FDI in 2021 were mainly attributable to (i) reinvestment of earnings amounting to EUR 16,547 million, (ii) net inflows of equity of EUR 4,283 million and (iii) net inflows of capital against debt instruments (other capital) of EUR 4,184 million.
In 2021, the most significant inflow of investment was in the manufacturing sector, which amounted to EUR 9,056.5 million. There were also significant inflows from professional, scientific and technical activities (EUR 5,049.0 million) and from wholesale and retail trade (EUR 4,049.4 million). The following table sets out the inflow of FDI to Poland in selected sectors in 2021:
	Components of FDI inflow
	Equity capital	Reinvested earnings	Other capital	Total (net)
	(EUR millions)
Economic activity
Manufacturing	1,059.1	7,254.5	742.9	9,056.5
Professional, scientific and technical activities	3,675.1	592.5	781.5	5,049.0
Wholesale and retail trade; repair of motor vehicles and motorcycles	(89.2)	3,346.0	792.7	4,049.4
Real estate activities	421.2	640.1	1,423.9	2,485.2
Construction	32.2	611.4	868.1	1,511.6
Electricity, gas, steam and air conditioning supply	281.9	203.1	349.1	834.1
Financial and insurance activities	(1,159.2)	872.5	825.8	539.1
Transportation and storage	82.2	454.5	(65.9)	470.8
Information and communication	(554.7)	1,486.2	(759.6)	171.9
Total	4,282.6	16,543.7	4,184.8	25,011.1

Source: NBP
Inflows of FDI in 2021 were mainly attributable to (i) reinvestment of earnings amounting to EUR 16,543.7 million, (ii) net inflows of equity of EUR 4,282.6 million and (iii) net inflows of capital against debt instruments (other capital) of EUR 4,184.8 million.

Portfolio Investment Liabilities
In the second quarter of 2022, the balance on foreign portfolio investment was positive and amounted to EUR 4.5 billion. The balance of non-resident investment in debt securities was also positive and stood at EUR 4.7 billion. The most important factor was the large inflow of investment (EUR 3.4 billion) in the domestic market of Treasury Bonds. A new issue of Treasury Bonds in foreign markets (EUR 2.0 billion, of which EUR 1.7 billion acquired by non-residents) also took place. Net outflow of non-resident investment in equity securities amounted to EUR 0.2 billion. Foreign investors were selling equity securities issued by the banking sector and shares of investment funds.
As at June 30, 2022, the value of Poland’s portfolio investment liabilities was EUR 103.5 billion. Foreign portfolio investment holdings of Polish debt securities amounted to EUR 69.9 billion and of equity securities to EUR 35.6 billion. The main holders of Polish debt securities issued in the domestic market originated from Japan, Luxembourg, the Netherlands, the United States, Ireland and Germany. Non-resident holders (other than direct investors) of Polish equity securities originated mainly from Malta, Luxembourg, Cyprus and the Netherlands.
Foreign Trade
Exports accounted for 49.1 percent of GDP in 2015, 51.9 percent in 2016, 54.2 percent in 2017, 55.2 percent in 2018, 55.4 percent in 2019, 55.9 percent in 2020 and 60.7 percent in 2021. Imports constituted 46.3 percent of GDP in 2015, 48.2 percent in 2016, 50.4 percent in 2017, 52.2 percent in 2018, 50.6 percent in 2019, 49.1 percent in 2020 and 56.2 percent in 2021.
Focus of Trade
In 2021, trade with EU countries accounted for 75.07 percent of exports and 54.06 percent of imports. Germany is Poland’s largest trading partner, accounting for 28.75 percent of exports and 20.91 percent of imports. Trade with other EU countries accounted for 46.32 percent of exports and 33.15 percent of imports in the same period.
The most significant export items in 2021 were machinery and transport equipment (cars, vehicles, ships, boats, parts and accessories for motor vehicles), manufactured goods and miscellaneous manufactured articles (other consumer goods). The most significant imported items are similar to those which dominate exports, with chemicals and related products playing a relatively more important role than in exports.
The following table sets out, on a percentage basis, the geographic distribution of Poland’s exports and imports for the years indicated:
	2018		2019		2020		2021		January – July 2022*
	Export	Import	Export	Import	Export	Import	Export	Import	Export	Import
Developed Countries:
Germany	28.2	22.6	27.7	21.9	29.0	21.9	28.8	20.9	27.7	20.6
United Kingdom	6.2	2.4	6.0	2.3	5.7	2.1	5.0	1.6	5.0	1.7
Other EU countries	46.2	33.8	46.3	31.6	45.1	33.5	46.3	33,2	48.4	31.5
Other developed countries	6.5	7.1	6.8	10.0	6.5	7.6	6.3	7.0	6.6	8.0
Total developed countries	87.1	65.9	86.8	65.8	86.3	65.1	86.4	62.7	87.7	61.8
Central and Eastern Europe:
CEFTA(1)	0.7	0.4	0.7	0.4	0.5	0.5	0.6	0.5	0.7	0.5
Russia	3.0	7.1	3.1	6.1	3.0	4.4	2.8	5.9	1.5	5.6
Other Central and Eastern Europe(2)	2.1	1.4	2.2	1.3	2.5	1.2	2.3	1.5	2.2	1.6
Total Central and Eastern Europe	5.8	8.9	6.0	7.8	6.0	6.1	5.7	7.9	4.4	7.7
Developing countries	7.1	25.2	7.2	26.4	7.7	28.8	7.9	29.4	7.9	30.5
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: Statistics Poland
(*)
Preliminary data.

(1)
In 2006, the Central European Free Trade Agreement (“CEFTA”) consisted of Bulgaria, Romania, Croatia and North Macedonia. From May 1, 2007, to July 2013, the CEFTA consisted of Albania, Bosnia and Herzegovina, Croatia, North Macedonia, Moldova, Montenegro, Serbia and Kosovo. Since July 1, 2013, the CEFTA no longer includes Croatia following Croatia’s accession to the EU.

(2)
“Other Central and Eastern Europe” includes European countries of the former Union of Soviet Socialist Republics.

Trade Policy
Since Poland’s accession to the European Union on May 1, 2004, Poland has applied the EU’s Customs Tariff.
The Common Customs Tariff specifies tariff classification rules and customs rates for each Combined Nomenclature code describing goods. All economic operators in Poland are obliged to comply with the Common Customs Tariff if their activity consists of the import of goods, regardless of whether they are domestic or foreign economic operators.
The Common Customs Tariff is binding in its entirety, and is directly applicable in all Member States, including Poland.
Since January 1, 2022, Commission Implementing Regulation (EU) 2021/1832 of October 12, 2021, amending Annex I to Council Regulation (EEC) No 2658/87 on the tariff and statistical nomenclature and on the Common Customs Tariff (OJ L 385/1 of October 29, 2021) and its Corrigendum (OJ L 414/1 of November 19, 2021) govern the Common Customs Tariff.
Official Reserves
Poland’s official reserves were U.S.$154.2 billion at the end of June 2022, U.S.$166.0 billion in 2021, U.S.$154.2 billion in 2020 and U.S.$128.4 billion in 2019. The Government considers these reserves to be adequate based on Poland’s short-term external debt and the months of import coverage these reserves provide.
The following table sets out certain information in U.S. dollar equivalents regarding Poland’s official reserve assets at the end of the periods indicated.
	Official Reserve Assets(1) Excluding Monetary Gold	Official Reserve Assets of Monetary Gold	Total Official Reserve Assets	Months of Import Coverage(2) in Total Official Reserves Assets
	(U.S.$ millions)	(U.S.$ millions)	(U.S.$ millions)
2017	108,986.8	4,292.1	113,278.9	5.9
2018	111,664.1	5,300.5	116,964.6	5.3
2019	117,209.1	11,195.9	128,405.0	5.9
2020	140,343.3	13,902.9	154,246.2	7.2
2021	152,541.3	13,508.3	166,049.6	6.0
2022 (end of June)	140,094.4	13,333.3	154,239.9	5.1

(1)
Including Poland’s reserve position in IMF.

(2)
Based on average imports of goods.

Exchange Rate Policy
Since April 2000, the Polish złoty has, generally, been floating freely. However, the floating exchange rate regime does not exclude foreign exchange interventions should they be necessary to ensure domestic macroeconomic and financial stability, which might be necessary to meet the medium-term inflation target.

The following table sets out the official NBP exchange rate between the złoty and the U.S. dollar for the periods indicated:
	2017	2018	2019	2020	2021
End of period	3.4813	3.7597	3.7977	3.7584	4.0600
Average	3.7777	3.6134	3.8395	3.8978	3.8647

Source: NBP
The following table sets out the official NBP exchange rate between the złoty and the euro for the periods indicated:
	2017	2018	2019	2020	2021
End of period	4.1709	4.3000	4.2585	4.6148	4.5994
Average	4.2576	4.2623	4.2980	4.4449	4.5670

Source: NBP

MONETARY AND FINANCIAL SYSTEM
Structure and Development of the Polish Banking System
At the end of June 2022, there were 30 commercial banks (13 with majority Polish ownership and 17 with majority foreign ownership), 500 co-operative banks and 35 branches of foreign credit institutions operating in Poland. The banking sector was dominated by commercial banks, which together held 93.2 percent of the sector’s total assets and 43.2 percent of this figure belonged to foreign-controlled subsidiaries and branches of credit institutions. Co-operative banks, which are numerous but small-sized, formed Institutional Protection Schemes in 2016 and since then have been progressing towards integration and improving their competitive position in relation to commercial banks. Concentration of the market, although increasing, was still moderate — the market share of the five largest banks in the sector’s assets amounted to ca. 57 percent. Three domestic banks performed services abroad either through a subsidiary or a branch; however, the scope of this activity was fairly limited and did not influence overall financial results of the sector.
Profits of the Polish banking sector in 2021 improved from their 2020 lows but the profitability has not recovered to pre-COVID-19 levels (annualized Return on Assets amounted to 0.57 percent). In 2022 the rise of profits accelerated mainly due to an increasing net interest margin (2.28 percent in May 2022 in comparison to 1.9 percent a year before). The low cost of credit risk has been another important factor behind the recovery of the banking sector’s profits. Net provisions to loans outstanding in the end of the first quarter of 2022 was low (0.4 percent). The good financial standing of borrowers (high profitability and liquidity ratios of companies, low unemployment) contributed to the low level of loan provisions. The impact of the Russian invasion in Ukraine on the Polish banking system has been limited so far.
The annual growth rate of lending to the non-financial sector was recovering after the downturn during the COVID-19 pandemic and has been positive since June 2021 (4.5 percent year-on-year in May 2022). However, the scale of the recovery has varied across segments of the credit market and is influenced by the rise of interest rates. The annual growth rate of corporate loans was 11.4 percent, consumer loans 0.4 percent, and residential housing loans 3.4 percent (of which złoty-denominated housing loans grew by 8.7 percent and foreign currency-denominated housing loans decreased by 13.3 percent year-on-year). The ratio of loans to the non-financial sector to GDP amounted to ca. 45 percent.
As a result of the economic recovery, non-performing loan amounts decreased and the coverage ratio of impaired loans has remained at a good level (60.4 percent). The average NPL for non-financial sector loans decreased to 5.7 percent in May 2022. Housing loan portfolios, whether denominated in domestic or foreign currency, outperformed other loan portfolios. However, increases of interest rates and the rising burden of repayment of loans pose a challenge for future loan quality. Nonetheless, potential charges to credit risk provisions of housing loans are to be mitigated with the assistance from the Borrowers’ Support Fund for the most vulnerable borrowers.
Poland’s FX portfolio presents economic risks. The share of foreign currency housing loans in the total stock of housing loans has been steadily decreasing (down to 18 percent), as since 2011 new housing loans are being granted almost entirely in złoty. The economic risk of this portfolio has been moderate so far, primarily due to high initial income buffers and substantial growth in nominal wages throughout the lending period. However, the legal risk associated with the portfolio of FX housing loans has been rising and currently is significant due to a growing number of borrowers challenging their agreements in court. Moreover, some banks are offering out-of-court settlements aimed at eliminating the risk of increasing legal disputes under loan agreements. As a result, provisions for this risk have been increasing and affect the improvement of financial results. The provisions represented, on average, approximately 25 percent of the value of CHF loans. Banks also have capital to meet their legal requirements on account of the higher risk weight assigned to FX loans (150 percent) as well as the additional capital under Pillar Two.
Banks’ funding structure in 2022 remained solid and the share of local non-financial sector deposits amounted to 58 percent. The annual growth rate of corporate deposits as well as household deposits was positive (3.5 percent year-on-year). The loan-to-deposit ratio was at a stable level of almost 80 percent. Market funding was still a minor source of financing in the Polish banking sector (2.3 percent of total liabilities, excluding issuances of a state bank to cover specialized funds’ needs).

The banking sector enjoyed significant capital surpluses above the regulatory and supervisory requirements in terms of risk-weighted capital ratios (approximately PLN 40 billion or 3.5 percent of the total risk exposure amount, TREA). The average Total Capital Ratio (TCR) was 17.7 percent and the Tier 1 capital ratio was 15.6 percent in March 2022. The ratio of TREA to total assets in Poland was 49 percent and the average leverage (assets over Tier 1 capital) for Polish banks was 13, indicating rigorous capacity to cover risks. The systemic resilience of the banking sector was proven by stress tests carried out in the spring of 2022. The results of the stress tests confirmed that, even in the worst-case scenario, the vast majority of the examined banks would be able to cover their incurred losses using excess capital and could continue their lending activity.
The National Bank of Poland
The NBP is the central bank of Poland. It is authorized by the Constitution, the Act on the Narodowy Bank Polski of August 29, 1997 (the “NBP Act”) and the Banking Act of August 29, 1997 (the “Banking Act”). Those laws are consistent with EU standards. European Union law, the Constitution of the Republic of Poland and the NBP Act all confirm the NBP’s independence, which is essential for the credibility of the central bank. According to the Constitution, the NBP has the exclusive right to issue money as well as to formulate and implement monetary policy. In line with the NBP Act, it provides banking services to the state. Although the NBP may act as a financial agent to the government, it cannot be regarded as liable for the obligations of the State Treasury. The NBP is also responsible for establishing the necessary conditions for the development of the banking system. Under an amendment to the NBP Act in 2015, the NBP has been assigned the task of stabilizing the financial system as well as reducing or eliminating the systemic risk of the financial sector.
The NBP has three governing bodies: the Governor, the MPC (Monetary Policy Council) and the Management Board. The Governor of the NBP is appointed by the Sejm at the request of the President of the Republic of Poland for a six-year term, with strictly limited possibilities of removal. Professor Adam Glapiński was appointed the Governor of the NBP for the first time in June 2016, and in June 2022 he was sworn in for a second six-year term of office. The Governor of the NBP is the chairman of the other two governing bodies of the NBP, as well as the Financial Stability Committee in the area of macroprudential supervision. Under the NBP Act, the powers of the Governor of the NBP are separated from those of the MPC and the Management Board of the NBP.
Monetary policy decisions are made by the MPC. According to the Constitution and the NBP Act, the MPC formulates annual monetary policy guidelines and submits them to the Sejm together with the draft budget submitted by the Council of Ministers. Based on these guidelines, the MPC makes monetary policy decisions, in particular on interest rates, required reserve ratios and remuneration rates for holding reserves. In addition, the Constitution requires that, within five months following the end of each fiscal year, the MPC must submit a report to the Sejm on the achievement of monetary policy goals. The Council also issues a triannual inflation report, which presents the MPC’s assessment of the macroeconomic conditions influencing inflation developments.
The MPC consists of the Governor of the NBP as chairman and nine members from outside the NBP, who are appointed in equal numbers by the Polish President, the Sejm and the Senate for a period of six years.
The tenure of one of the current members began in late 2016 (thus it will expire later this year), another member began his tenure in late 2019, and five other members were appointed in early 2022. Currently, two posts remain vacant.
The principles for setting the złoty exchange rate are determined by the Council of Ministers in agreement with the MPC. The NBP Management Board performs tasks related to the foreign exchange policy. The NBP publishes current middle exchange rates for foreign currencies and rates for other types of foreign exchange, such as buy and sell prices of foreign currencies, and performs its function as the central foreign exchange authority by holding and managing the official foreign exchange reserves, and by conducting banking operations and taking other measures to ensure the safety of foreign exchange operations and liquidity of international payments.
The NBP Management Board’s core responsibilities include implementing the resolutions of the MPC, supervising open market operations, performing tasks concerning the exchange rate policy and analyzing the stability of Poland’s financial system. The Management Board consists of the Governor of the NBP and six to eight members, two of whom are vice presidents. In line with the Management Board’s mandate regarding financial stability set forth in the NBP Act, the NBP produces a semi-annual Financial Stability Report, which analyzes the resilience of the domestic financial system, in particular the banking sector, against potential or materialized financial and macroeconomic shocks. The reports take into account a wide range of financial and macroeconomic indicators, which are largely based on data received directly from financial institutions and supported by the NBP’s own quantitative and qualitative research.
Financial Stability Committee — macroprudential authority
Pursuant to the Act on Macroprudential Supervision over the Financial System and Crisis Management, which came into effect November 1, 2015, the Financial Stability Committee (“FSC”) is the macroprudential authority in Poland. The FSC is a collegial body where four main financial safety net institutions are represented: National Bank of Poland (NBP), the Ministry of Finance, the Polish Financial Supervision Authority and the Bank Guarantee Fund. The President of NBP is the chairman of the Committee in the area of macroprudential supervision. The secretariat for the FSC is provided by the NBP.
The primary task of the FSC is to identify, assess and monitor systemic risk stemming from the financial system or its environment, as well as, to undertake actions in order to limit such risk by means of macroprudential instruments. For this purpose, the Committee may deploy “soft law” instruments, i.e., issue recommendations or present statements.
Recommendations are issued when the FSC wants to indicate the necessity to take measures aimed at mitigating the identified systemic risk. Addressees of the recommendations can be only institutions that make up the FSC, that is, institutions that have the possibility to take supervisory and regulatory measures in order to stabilize the domestic financial system. Recommendations are not legally binding; however, they are backed by the “comply or explain” mechanism.
Statements are presented when a high level of systemic risk is identified and the FSC finds it necessary to inform the Government about the source of this risk and the possible consequences for the financial system. The range of addressees of the statement is wide and includes both institutions that make up the FSC and entities of the financial system. The presentation of a statement may serve only as a communication instrument, but it should also encourage the competent authorities or economic agents to take corrective action to limit the build-up of systemic risk.
The Committee holds its meetings every quarter.
The FSC as a Polish macroprudential authority cooperates with the European Systemic Risk Board (ESRB), other European Union authorities, macroprudential authorities of the Member States or third countries, as well as international institutions.
Monetary Policy
The primary objective of the NBP’s monetary policy is to maintain price stability while supporting the economic policy of the Government. While striving to maintain price stability, the NBP pursues the inflation targeting strategy under the floating exchange rate regime. At the same time, monetary policy is conducted in a way that fosters sustainable economic growth and financial stability.
The MPC sets a numerical medium-term target for inflation and meets 11 times per year, to discuss the economic conditions and outlook, and, after analyzing risks to price stability, either takes no action or adjusts the monetary policy instruments.
Every year, the MPC publishes Monetary Policy Guidelines, providing an outline for the monetary policy in the coming year. This outline is fully compatible with the medium-term strategy.
According to the MPC Monetary Policy Guidelines, the principal instrument of monetary policy is the NBP interest rates. Since 2004, the medium-term inflation target has been set at 2.5 percent, with a symmetrical band for deviations of ±1 percentage point. The target is defined over a medium-term horizon and in terms of annual growth of CPI. Every year, the MPC also publishes Monetary Policy Guidelines, providing an outline for the monetary policy in the coming year.
Since the introduction of the medium-term target of 2.5 percent ±1 percentage point, average CPI inflation in Poland has amounted to 2.5 percent.
In 2021, the average annual CPI inflation amounted to 5.1 percent, thus exceeding the upper band for deviations from the medium-term inflation target. At the beginning of 2022 the growth in the CPI accelerated further and in July 2022 annual consumer inflation reached 15.6 percent. This rise was mainly due to the strong growth in global commodity prices, which intensified after the start of the Russian military aggression against Ukraine at the end of February 2022. Higher commodity prices were reflected, in particular, in faster growth in energy and food prices. Inflation was also boosted by persisting global supply chain disruptions and high shipping costs in international trade. At the same time, continued robust demand and the realization of pent-up demand after the easing of the COVID-19 restrictions enabled enterprises to pass rising costs onto the final prices, thus also having a positive contribution to inflation in Poland. As a result, core inflation (CPI inflation excluding food and energy prices) also increased from the average of 4.1 percent in 2021 to 9.3 percent in July 2022. In the coming quarters, it is expected that the impact of factors currently amplifying price growth will persist, including those related to the Russian military aggression against Ukraine. Meanwhile, the NBP interest rate increases, together with fading of the impact of shocks currently boosting prices will contribute to a gradual fall in inflation in the coming years.
In 2021, the Polish economy rebounded after the pandemic-driven recession of 2020, not least due to the support provided by monetary policy loosening introduced in early 2020. Beginning in the fourth quarter of 2021, in view of expected further economic recovery and continuation of favorable labor market conditions, amidst rising current and expected inflation partly due to renewed steep increases in global commodity prices, the NBP has started to tighten its monetary policy by increasing interest rates and withdrawing measures introduced in response to the COVID-19 pandemic. Until July 2022, the NBP reference rate was raised by 6.40 percentage points to 6.50 percent. This was accompanied by the government introducing the Anti-inflationary Shield — a package of fiscal policy solutions aimed at reducing CPI inflation and mitigating its fallout.
Further decisions of the Council will depend on incoming information regarding perspectives for inflation and economic activity, including the impact of the Russian military aggression against Ukraine on the Polish economy. The NBP will take all necessary actions in order to ensure macroeconomic and financial stability, including above all to reduce the risk of inflation remaining elevated. The NBP will aim to decrease inflation to a level consistent with the target in the medium term, while also supporting further sustainable economic growth.
Monetary Policy Implementation
The NBP’s interest rates are the principal key instrument of monetary policy with regard to reaching predetermined inflation targets in Poland. By setting the level of these rates, the MPC influences the level of short-term market interest rates.
The main NBP interest rate is the reference rate, which determines the yield obtainable on the main open market operations conducted by the NBP, while at the same time affecting the level of short-term market interest rates.
The NBP Lombard rate determines the interest rate on the Lombard credit rate offered by the NBP allowing funds to be obtained from the central bank overnight. The NBP deposit rate, in turn, determines the interest rate on deposits allowing funds to be deposited with the NBP overnight.
Monetary policy is conducted amid a surplus of banking sector liquidity, which affects the way monetary policy instruments are used (most of them are used to absorb excess liquidity from the interbank market).
The operational target of the NBP’s monetary policy is to keep the POLONIA (Polish Overnight Index Average) rate running close to the NBP reference rate. Depending on the market conditions, the POLONIA rate may deviate from the NBP reference rate within the corridor set by the NBP Lombard rate and the NBP deposit rate.

The NBP’s open market operations can be divided into the following three categories:
•
main open market operations, which are the key instrument by means of which the NBP strives to shape liquidity conditions in the banking sector, and consequently the level of the POLONIA rate. These operations are normally carried out on a regular weekly basis in the form of the issuance of NBP bills typically with a seven-day maturity. A fixed rate at the level of the NBP reference rate is binding during tenders;

•
fine-tuning operations, which may be conducted to limit the volatility of short-term market interest rates and to provide liquidity to the banking sector or absorb liquidity for longer terms. As part of liquidity provision, the NBP may offer repo transactions and redeem NBP bills before maturity. To absorb liquidity, the central bank may issue NBP bills or offer reverse repo operations. The maturity and yield of these operations as well as the manner in which they are carried out depend on the purpose of their application;

•
structural open market operations, which may be conducted in order to change the long-term liquidity structure in the banking sector as well as in order to ensure the liquidity of the secondary market of purchased securities and strengthen the monetary transmission mechanism. Under such operations, the NBP can issue bonds and purchase or sell securities on the secondary market.

The main objective of the required reserve system is to enhance the stability of short-term market interest rates. This is ensured by the average reserve requirement, which allows banks to determine the amount of funds held in the account with the central bank throughout the reserve maintenance period, provided that the average level of holdings at the NBP does not fall below the value of the required reserve. At the same time, the reserve requirement reduces the scale of NBP open market operations conducted to absorb liquidity surplus.
Standing facilities offered by the NBP (i.e., Lombard credits and overnight deposits) are designed to limit the scale of overnight market rate fluctuations by stabilizing liquidity conditions in the banking sector.
Until the fourth quarter of 2021, the NBP did not significantly change the way of conducting monetary policy. The central bank continued most of the measures taken in response to the COVID-19 pandemic outbreak in 2020.
The NBP has implemented changes since the fourth quarter of 2021, including the following measures: an increase of the NBP interest rates (the NBP reference rate was gradually increased from 0.10 percent to 6.50 percent), an increase of the required reserve ratio (from 0.50 percent to 3.50 percent effective from March 31, 2022) and changes in structural operations.
At the end of November 2021, the NBP announced that, starting from December 2021, structural open market operations might be conducted if the NBP determines that they are necessitated by the prevailing market conditions. Since December 2021 NBP has not conducted such operations.
Another change introduced from December 2021 was the resumption of certain open market operations. The aim of such operations is balancing liquidity conditions in the banking sector.
The Polish złoty has depreciated against major world currencies following the Russian invasion in Ukraine in February 2022.

The following table sets out changes to the interest rates set by the NBP since 2013:
	Lombard Rate	Reference Rate	Deposit Rate
	(%)
Effective Date
January 10, 2013	5.50	4.00	2.50
February 7, 2013	5.25	3.75	2.25
March 7, 2013	4.75	3.25	1.75
May 8, 2013	4.50	3.00	1.50
June 6, 2013	4.25	2.75	1.25
July 4, 2013	4.00	2.50	1.00
October 9, 2014	3.00	2.00	1.00
March 4, 2015	2.50	1.50	0.50
March 18, 2020	1.50	1.00	0.50
April 9, 2020	1.00	0.50	0.00
May 29, 2020	0.50	0.10	0.00
October 7, 2021	1.00	0.50	0.00
November 4, 2021	1.75	1.25	0.75
December 9, 2021	2.25	1.75	1.25
January 5, 2022	2.75	2.25	1.75
February 9, 2022	3.25	2.75	2.25
March 9, 2022	4.00	3.50	3.00
April 9, 2022	5.00	4.50	4.00
May 6, 2022	5.75	5.25	4.75
June 8, 2022	6.50	6.00	5.50
July 8, 2022	7.00	6.50	6.00

Source: NBP
Bank Regulation
With effect from January 1, 2008, banking supervision has been carried out by the Polish Financial Supervision Authority (PFSA) as stipulated in the Act of July 21, 2006, on the Supervision of the Financial Market (the “Financial Market Supervision Act”).
According to Article 4, paragraph 1 of the Financial Market Supervision Act, the PFSA’s responsibilities comprise the following:
•
exercising supervision over the financial market;

•
taking actions to foster the proper operation of the financial market;

•
taking actions to promote the development of the financial market and its competitiveness;

•
taking actions to support the development of the financial market innovation;

•
taking educational and informative actions related to the operation of the financial market to protect the legitimate interests of participants of the financial market;

•
participating in the preparation of legal acts relating to financial market supervision;

•
creating opportunities for the amicable and conciliatory dissolution of disputes between the participants of the financial market, including, in particular, disputes arising from contractual relationships between the entities subject to the PFSA’s supervision and the customers buying their services;

•
cooperation with the Polish Audit Supervision Agency (Polska Agencja Nadzoru Audytowego), including providing information to the extent necessary to carry out certain market monitoring tasks; and

•
other statutory tasks.

Credit Unions
Deposit-taking institutions in Poland include credit unions. Credit unions form a system that is almost entirely separated from the banking sector, both in terms of regulatory framework (they have specific regulations beyond the Banking Act, however some provisions of the Banking Act apply accordingly) and economic links. Credit unions constitute a relatively small part of the Polish financial system and as of December 2019, the ratio of assets of the 25 credit unions operating in Poland to the total banking sector assets stood at less than 0.5 percent. The number of credit unions at the end of Q2 2021 was 22. Due to their small size and the virtual absence of any links with other financial institutions, credit unions should not pose systemic risk.
In 2014-2021, PLN 4.37 billion of guaranteed funds was disbursed from the Bank Guarantee Fund (the “BGF”) to 246.5 thousand eligible depositors of bankrupt credit unions. The BGF also provided the banks that took over failed credit unions with unlimited guarantees covering any losses resulting from the takeovers, as well as subsidies. Provision of such disbursements and guarantees may continue in the future due to the ongoing restructuring of the credit union sector.
Temporary suspension of mortgage loan repayment
The Act of July 7, 2022, on crowdfunding for business ventures and assistance to borrowers (the “Act on Supporting Borrowers”) introduced a temporary suspension of mortgage loan repayment. In accordance with its provisions, at the request of the consumer, the lender suspends the repayment of a mortgage loan granted in PLN, except for loans indexed to or denominated in a currency other than PLN. The consumer is entitled to a suspension of mortgage loan repayment (i) for two months in the period from August 1, 2022 to September 30, 2022, (ii) for two months in the period from October 1, 2022 to December 31, 2022, and (iii) for one month in each quarter in the period from January 1, 2023 to December 31, 2023.
Suspension of mortgage loan repayment is available to the consumer only in relation to one mortgage loan agreement concluded for the purpose of satisfying his own housing needs. During the suspension period, the consumer is not obliged to make payments under the mortgage loan agreement, with the exception of insurance fees associated with the mortgage loan agreement.
The estimated total cost of the program for the banking sector was evaluated by the NBP at approximately PLN 20 billion if all borrowers under mortgage loan agreements request the suspension. The Act on Supporting Borrowers also (i) introduces the possibility for borrowers to suspend the repayment of mortgage loan instalments, (ii) imposes an obligation on banks to pay an additional premium to the Borrowers Support Fund (Fundusz Wsparcia Kredytobiorców), and (iii) sets the ground for WIBOR replacement with a new benchmark.
Capital Markets
Warsaw Stock Exchange
In 1991, Poland established the Warsaw Stock Exchange (the “WSE”). The WSE operates the main market and also acts as the operator of an alternative market called NewConnect (established in August 2007) for smaller companies. In November 2010, the WSE went public and its shares were self-listed.
In September 2009, the WSE launched CATALYST, the first organized market in debt securities in Poland and a unique market of its kind in Central and Eastern Europe. The system facilitates and optimizes issuances of, as well as trading in, corporate and municipal bonds. BondSpot SA, a subsidiary of the WSE, also operates the Treasury BondSpot Poland, which is a wholesale market dedicated to trading in Treasury bonds and Treasury bills.

According to the WSE, it is now the largest national financial instruments exchange in Central and Eastern Europe (including Poland, the Czech Republic, Slovakia, Slovenia, Bulgaria, Romania, Austria and Hungary) and in recent years has been one of the fastest-growing exchanges in Europe. The WSE offers a wide range of products and services within its trading markets of equities, derivatives, debt and structured products, electricity, natural gas and property rights, as well as the clearing of transactions, operation of the Register of Certificates of Origin of electricity, and the sale of market data.
As at July 1, 2022, there were 420 companies listed on the WSE (375 Polish companies and 45 foreign companies) and, of a total of 44 investment firms conducting their activities under Polish law, 9 were banks conducting brokerage activities and the remainder were independent entities. In July 2022, there were 3,266 licensed brokers of securities and 849 licensed investment advisers.
Foreign investors may trade on the WSE on the same terms as domestic investors and may freely repatriate trading profits in a foreign currency.
Development of the Polish capital market resulted in upgrading Poland’s status to “developed market” in the indices run by FTSE Russell as part of the September 2017 FTSE Country Classification annual review of markets. Poland’s receipt of the status of a “developed market” was the first such event in almost a decade. Moreover, Poland is the first country from the CEE region for which the development market status was updated by FTSE Russell. Since the date of promotion, major Polish companies have been included in the FTSE Developed Index.
In 2019 Poland has adopted a capital markets development strategy, prepared with support from the EU and the EBRD. The strategy is in line with the Strategy for Responsible Development adopted by the Government in 2017. The document sets out 90 steps to make the local capital markets more efficient including steps to improve the regulatory environment and measures to develop the market infrastructure and introduce new products and services. The capital market development strategy is going to be implemented by the end of Q1 2023.
Treasury securities
Treasury bonds and bills denominated in PLN are sold at regular auctions by the State Treasury. The primary domestic market is based on a selected group of banks acting as primary dealers.
The following table sets forth certain information with respect to the sale of treasury securities on the domestic market for the periods indicated:
	Q1 2021	Q2 2021	Q3 2021	Q4 2021	2021
	(nominal amount, PLN billions)
Gross sales of Treasury securities
Treasury bonds	46.6	44.5	39.0	23.1	153.2
Treasury bills	0	0	0	0	0
Total	46.6	44.5	39.0	23.1	153.2
Net sales of Treasury securities
Treasury bonds	23.8	5.6	2.5	(5.0)	26.9
Treasury bills	(10.9)	0	0	0	(10.9)
Total	12.9	5.6	2.5	(5.0)	15.9

Source: Ministry of Finance
Treasury bonds are traded on three segments of the secondary market: the non-regulated over-the-counter (“OTC”) market, the Treasury BondSpot Poland electronic platform, and on regulated markets of the WSE and BondSpot S.A. In 2021, Treasury bonds were primarily traded on the OTC market (94.75 percent of total trading volume), while the shares of Treasury BondSpot Poland’s electronic platform and the regulated markets of the WSE and BondSpot S.A. in the total Treasury bond trading volume amounted to 5.24 percent and approximately 0.01 percent, respectively.

The principal holders of State Treasury debt at the end of December 2021 were the domestic banking sector with PLN 469.0 billion (41.2 percent), foreign investors with PLN 365.7 billion (32.1 percent) and domestic non-banking investors with PLN 303.3 billion (26.7 percent).
The average time to maturity (“ATM”) and duration of domestic marketable debt decreased from 4.23 and 3.09 years at the end of December 2020, respectively, to 4.16 and 2.87 years, respectively, at the end of December 2021. The average time to refixing (“ATR”) of domestic marketable debt decreased from 3.16 years at the end of December 2020 to 3.00 years at the end of December 2021. The level of interest rate risk for foreign debt does not pose a threat to minimizing costs, as the sensitivity of foreign currency debt servicing costs to changes in interest rates is limited (ATR at 5.55 years and duration of 5.31 years at the end of December 2021).
The following table sets out the ATM, ATR and duration of State Treasury debt as of the dates indicated:
	As of December 31,
	2017	2018	2019	2020	2021
ATM
Domestic debt	4.49	4.49	4.53	4.23	4.16
Foreign debt	6.46	6.05	6.06	5.72	6.43
Total	5.12	4.97	4.97	4.63	4.75
ATR
Domestic debt	3.33	3.27	3.18	3.16	3.00
Foreign debt	4.92	4.69	4.82	4.72	5.55
Total	3.84	3.71	3.64	3.57	3.66
Duration(1)
Domestic debt	3.04	3,03	3.10	3.09	2.87
Foreign debt	4.49	4.32	4.71	4.76	5.31
Total	3.54	3.45	3.58	3.55	3.55

(1)
Excludes inflation-linked bonds

Source: Ministry of Finance

PUBLIC FINANCE
The Polish public finance system is comprised of the state budget, local governments’ budgets, extra-budgetary units, agencies and other entities. It is divided into three sub-sectors: central, local and social security. There are some differences in the scope of the sector and accounting methods as compared to the general government sector (as defined in the EU’s European System of Accounts 2010 (“ESA 2010”)).
The Polish methodology differs from ESA 2010 in two significant respects:
•
under ESA 2010, revenues and expenditures are calculated on an accrual basis, whereas a cash basis is used under the Polish methodology; and

•
the scope of the public sector is defined differently under the two methodologies; for example, funds formed under the annual reports of BGK (e.g., the Fund to Counteract COVID-19, the National Road Fund and the Railway Fund) and several companies (i.e., the PKP PLK company responsible for maintenance and development of railway infrastructure) are excluded under the Polish methodology but included under the ESA 2010.

Fiscal policy in Poland is conducted within the limitations contained in the provisions of national and EU laws comprising, among others:
•
the upper limit of state budget expenditure for the following year based on the stabilizing expenditure rule contained in the Public Finance Act of August 27, 2009;

•
reference values for the general government nominal deficit (3 percent of GDP) and for the general government debt (60 percent of GDP), and the medium-term budgetary objective at the level of -1 percent of GDP.

The Government’s primary goal, the achievement of sustainable public finances, requires further strengthening of the institutional framework for fiscal policy. Therefore, Poland adopted the stabilizing expenditure rule (“SER”) in 2013 (see Stabilizing Expenditure Rule below). The rule was used in an auxiliary way in the process of designing the state budget for 2014. Formally, the rule was introduced in the 2015 budget. The SER contributes to a reduction of the excessive general government deficit and fiscal consolidation.
In 2020, the European Commission determined that, due to the severe economic downturn across the EU caused by COVID-19, the conditions for the use of the general escape clause enshrined in the EU’s Stability and Growth Pact were fulfilled. The activation of the clause allowed countries including Poland to temporarily depart from the EU Council’s recommendations on fiscal policy goals in 2020, provided that it did not endanger fiscal sustainability in the medium term.
A similar approach was taken with regard to the stabilizing expenditure rule. The stabilizing expenditure rule allows an escape clause to be applied in emergency situations. The activation of the escape clause on the EU level and also domestically was to expand fiscal policy and introduce measures to protect the economy and mitigate the effects of COVID-19. In order to support the revival of the economy after contraction in 2020 caused by the COVID-19 pandemic, the European Commission extended the escape clause for 2021 and 2022. In 2022, due to, among others, heightened uncertainty and strong downside risks to the economic outlook in the context of the Russian invasion of Ukraine, and unprecedented energy price hikes, the general escape clause has been extended for 2023.
Fiscal performance in 2020 and 2021
The robust pre-COVID-19 growth environment, strong revenue growth and disciplined fiscal stance resulted in a sustained improvement in Poland’s headline general government deficit, which averaged 0.8 percent of GDP in 2017-19 (1.5 percent in 2017, 0.2 percent in 2018 and 0.7 percent in 2019). In 2020, as a result of COVID-19, followed by a shutdown of the economy in the second quarter and necessity to adopt significant spending measures and a fiscal stimulus aimed at supporting business activity and employment, the headline general government deficit increased sharply from 0.7 percent of GDP in 2019 to 6.9 percent of GDP in 2020. Developments in Poland were in line with tendencies in all EU Member States (the EU deficit in 2020 was 6.9 percent of GDP), which suffered mostly in the second quarter of

2020 as a result of lockdown and spending aimed at supporting the economy. All measures adopted by the Government with an impact on the general government balance were reported by the Central Statistical Office at a level of approximately 4.5 percent of GDP. Support for the labor market, companies, households, the health care sector and public investments was financed primarily by the COVID-19 Countermeasure Fund established at BGK in April 2020, as part of actions introduced under so-called anti-crisis shield legislation and by the Polish Development Fund (PFR) under government programs (PFR Government Financial Shield — Program for Micro Small and Medium Enterprises and PFR Government Financial Shield — Program for Large Companies). Funds for financing programs managed by the COVID-19 Fund and the PFR were raised from the issuance of bonds guaranteed by the State Treasury.
The fiscal situation improved significantly in 2021 as a result of the strong rebound of the economy despite the new waves of the COVID-19 pandemic (a pre-pandemic level of GDP was reported in the second quarter). A return to robust growth of GDP was reflected in the revenue collection, mostly from taxes (double digit dynamics of VAT, personal income tax (“PIT”) and corporate income tax (“CIT”).
The general government sector deficit (in line with the ESA2010 methodology) in 2021, according to estimates of the Central Statistical Office, amounted to PLN 49.0 billion, i.e., 1.9 percent of GDP. This means a significant improvement of approximately 5 pp. as compared to 2020. The lower deficit of the sector was the result of an increase in the general government sector’s revenues in relation to GDP by approximately 1 pp. with a simultaneous decrease in expenses by about 4 pp. (including reduction of subsidies to producers by 2.4 pp.). The deficit of the general government sector was the result of:
•
the deficit of central government subsector: 1.9 percent of GDP (PLN 50.5 billion),

•
the surplus of the local government subsector: 0.6 percent of GDP (PLN 15.9 billion),

•
the deficit of the social insurance subsector: 0.5 percent of GDP (PLN 14.4 billion),

The primary balance declined from minus 5.6 percent of GDP in 2020 to minus 0.8 percent.
The deficit of the general government sector in Poland was much lower than the deficit of the entire EU (4.7 percent of GDP) and the deficit of the euro area (5.1 percent). A large decrease in the deficit as a ratio of GDP took place in the central government subsector (by 5.9 pp.), while the surplus in the local government subsector increased by 0.4 pp.
General government expenditures in 2021 amounted to 44.2 percent (PLN 1,159 billion) of GDP and fell by 4 pp. An important factor contributing to this decline was the reduction of the scale of measures aimed at combating the effects of the COVID-19 pandemic and supporting the affected entities. As a ratio of GDP, expenditures related to counteracting the pandemic decreased from 4.5 percent of GDP in 2020 to 2.7 percent in 2021 (PLN 71.7 billion), including subsidies, which were reduced from 3.6 percent of GDP in 2020 to 1.2 percent in 2021. Measures aimed at stopping the effects of successive waves of the pandemic were carried out under previously established programs and were financed mainly by the COVID-19 Fund, established in 2020 at BGK and by the Polish Development Fund (PFR). Due to the temporarily introduced restrictions for specific sectors of the economy only, the scale of support was much smaller than in the previous year.
As a ratio of GDP, public investment was 4.1 percent of GDP (nominal growth by 3.2 percent). In order to support investments in 2020-21, approximately PLN 13 billion was transferred to local governments under the program Governmental Fund for Local Investments (RFIL) from the COVID-19 Fund. A nominal increase in investments by approximately 7 percent was recorded in the central government subsector, where the implementation of long-term programs in the area of construction and modernization of road and railway infrastructure was continued. In the second half of the year, additional support for local government investment was announced under the government program Strategic Investments Fund, managed by BGK. Under the program, local governments can apply for non-returnable co-financing for up to 95 percent of the project value. This program will have a significant impact on the investments of local governments in the coming years.
In 2021, the implementation of social programs established in previous years was continued, such as: the Family 500+ program without the income criterion for the first child in the family (about PLN 40.3 billion), the Mama 4+ program, for women who have given birth and raised four or more children and do not receive a pension or receive it in an amount lower than the minimum pension, payment of family and care benefits and benefits from the Alimony Fund (about PLN 12.4 billion), the Good Start program addressed to students (PLN 1.3 billion), payments of social pensions and supplementary benefits for people incapable of independent existence (PLN 3.3 billion), payments of other benefits financed from the state budget, commissioned for payment by ZUS and KRUS (such as benefits for veterans and coal allowances — total of PLN 2.9 billion), and payment of an additional annual cash benefit for old age and disability pensioners — Retirement plus (PLN 11.9 billion). In addition, in 2021, another additional annual benefit for old age and disability pensioners was paid, the so-called 14th month Retirement pension (total amount paid — PLN 10.4 billion). In total, social benefits increased in nominal terms by 8.0 percent year-on-year and amounted to 17.9 percent of GDP (PLN 469.9 billion).
In 2021, there was a nominal increase in public consumption by 9.7 percent year-on-year, which means as a ratio of GDP a decrease by 0.4 pp., i.e., up to 18.7 percent of GDP. Labor costs in the sector increased in nominal terms by 8.7 percent.
The revenues of the general government sector in 2021 amounted to 42.3 percent of GDP (PLN 1,110 billion), growing by 1.0 pp. as compared to 2020. The increase in relation to GDP was driven to a large extent by higher tax revenues at the level of 21.0 percent, behind which was a rapid recovery in economic activity. As a ratio of GDP, tax revenues according to the ESA methodology amounted to 23.6 percent of GDP, which means an increase by approximately 1.7 pp. as compared to 2020. Revenues from taxes on production and import increased by 1.2 pp., and revenues from taxes on income by approximately 0.4 pp. The main categories of tax revenues grew at a double-digit rate. At the same time, according to preliminary estimates, the so-called VAT gap was visibly further reduced (from 10.4 percent to 4.3 percent).
Revenues from social security contributions in the social insurance subsector were nominally higher by 8.1 percent year-on-year (as a ratio of GDP there was a decrease by 0.5 pp. to the level of 14.0 percent of GDP), which was below the estimated growth rate of the wage fund in the national economy. The level of contributions depended on the growth of the remuneration fund in the national economy, and, similarly to 2020, but on a much smaller scale, on anti-COVID measures, such as the write-off of certain social security contributions.
The 2022 update of the Convergence Program
In April 2022 the Council of Ministers approved the 2022 Update of the Convergence Program (CP2022). The annual update of the Convergence Program is an element of the budgetary surveillance in the European Union (EU) and constitutes an obligation for all non-euro area Member States of the EU. The CP2022 presents the forecast of main macroeconomic and fiscal variables for the years 2022-25, and an overview of main objectives of the government policy. The CP2022 follows policy orientations included in the European Commission’s Communication released in March 2022.
According to the CP2022, the general government deficit is forecast to increase temporary to 4.3 percent of GDP in 2022 and then to be reduced in the minimum required by the EU regulations dynamic to 3.7 percent in 2023 and to 3.1 percent and 2.5 percent of GDP, respectively, in 2024 and 2025. Behind the temporary increase of the deficit in 2022 are measures aimed at mitigating the effects of inflation (so-called Anti-inflation Shield) including subsidies (shielding benefit) and temporary reductions of indirect tax rates (VAT rate on food, electricity, heating energy, fuels, natural gas, fertilizers and excise taxes on fuels), systemic changes in the PIT tax system, support for Ukrainian refugees and the planned payment of an additional annual cash benefit for pensioners.

General Government Balance
The following table sets out the general government balance (calculated pursuant to the ESA 2010) for the years indicated:
	2017	2018	2019	2020	2021
	(as a % of GDP)
General government balance	(1.5)	(0.2)	(0.7)	(6.9)	(1.9)
Central government	(3.6)	(0.6)	(1.1)	(7.8)	(1.9)
Local government	0.1	(0.3)	(0.2)	0.2	0.6
Social security funds	2.1	0.6	0.6	0.7	(0.5)
	2017	2018	2019	2020	2021
	(PLN millions)
General government balance	(29,591)	(5,193)	(16,901)	(161,675)	(49,008)
Central government	(72,597)	(11,728)	(25,104)	(183,567)	(50,501)
Local government	2,036	(6,718)	(4,682)	4,464	15,913
Social security funds	40,970	13,253	12,885	17,428	(14,420)
The following table sets out state budget revenue and expenditure using the Polish methodology for the years indicated:
	2018	2019	2020	2021(1)	2022(2)
	(PLN billions, except as otherwise indicated)
Total revenue	380.0	400.5	419.8	483	491.9
Total expenditure	390.5	414.3	504.9	523.5	521.8
Balance	(10.4)	(13.7)	(85.0)	(40.5)	(29.9)
	2018	2019	2020	2021	2022(1)
	(as a % of GDP)
Total revenue	17,9	17.5	17.9	18.9	18,1
Total expenditure	18.4	18.1	21.6	19.9	19.2
Balance	(0.5)	(0.6)	(3.6)	(1.0)	(1.1)

(1)
2022 Budget Act.

Source: Ministry of Finance, Statistics Poland
The following table sets out certain information regarding total revenues and expenditure for local governments for the periods indicated:
	2017	2018	2019	2020	2021
Total revenue	229,879	251,846	278,507	304,930	333,409
Total expenditure	230,166	259,386	280,209	299,241	315,967
Balance	-0,287	-7,540	-1,702	5,689	17,442

Source: Ministry of Finance
The State Budget
The Budget Process
The fiscal year for the Government is the calendar year. Under the Constitution, the Council of Ministers must present a draft budget to the Sejm at least three months prior to the start of each fiscal year.

The budget then proceeds through the regular legislative process. If a budget has not been approved by the Sejm and the Senate before the beginning of the new fiscal year, the Government is empowered by law to manage public finances on the basis of the draft budget until a budget is adopted. If no budget has been agreed by the Parliament and presented to the President for signing within four months of the Council of Ministers submitting the draft to the Sejm, the President may dissolve the Parliament.
The 2022 Budget Act
The 2022 Budget Act was signed on February 1, 2022. The 2022 Budget Act forecasts a state budget deficit of PLN 29.9 billion, with state budget revenue estimated to reach PLN 491.9 billion and state budget expenditures of PLN 521.8 billion.
The following table sets out state budget revenues in nominal terms and as a percentage of GDP for the years indicated:
	2018	2019	2020	2021(1)	2022(2)
	(PLN millions)
Nominal Revenues
Tax Revenue	349,353.8	367,290.7	370,261.8	424,840.0	453,791.3
VAT and other indirect taxes	248,957.5	255,624.2	258,677.1	292,970.0	319,784.9
Corporate Income Tax	34,640.9	39,984.7	41,293.1	49,500.0	53,896.4
Personal Income Tax	59,558.7	65,444.9	63,797.4	71,275.0	69,410.0
Non-tax Revenue	28,887.9	31,379.0	47,401.9	55,554.0	35,297.2
Dividends	2,792.2	3,510.7	468.8	1,797.5	898.7
Transfers from the NBP	0.0	0.0	7,437.1	8,876.9	844.5
Custom Duties	4,034.6	4,409.0	4,557.7	5,624.0	6,283.0
Payments, fees, interest and others	19,801.6	20,861.6	32,001.1	36,110.2	23,820.4
Local government payments	2,259.5	2,597.7	2,937.2	3,145.5	3,450.7
Revenue from EU and other non-returnable means	1,806.4	1,865.5	2,132.0	2,591.2	2,848.5
Total Revenue	380,048.1	400,535.3	419,795.7	482,985.2	491,937.0
	2018	2019	2020	2021(1)	2022(2)
Tax Revenue	16.5	16.1	15.9	16.8	16.7
VAT and other indirect taxes	11.7	11.2	11.1	11.6	11.7
Corporate Income Tax	1.6	1.7	1.8	2.0	2.0
Personal Income Tax	2.8	2.9	2.7	2.8	2.5
Non-tax Revenue	1.4	1.4	2.0	2.2	1.3
Dividends	0.1	0.2	0.0	0.1	0.0
Transfers from the NBP	0.0	0.0	0.3	0.4	0.0
Custom Duties	0.2	0.2	0.2	0.2	0.2
Payments. Fees. Interest and others	0.9	0.9	1.4	1.4	0.9
Local government payments	0.1	0.1	0.1	0.1	0.1
Revenue from EU and other non-returnable means	0.1	0.1	0.1	0.1	0.1
Total Revenue	17.9	17.5	18.1	19.1	18.1

(1)
2021 Amendment Budget Act.

(2)
2022 Budget Act.

Source: Ministry of Finance, Statistics Poland

The following table sets out certain information regarding state budget expenditure in nominal terms and as a percentage of GDP for the years indicated:
	2018	2019	2020	2021	2022(3)
	(PLN millions)
Subsidies(1)	7,459	6,607	10,722	3,102	2,594
Social Insurance	76,770	88,093	89,419	79,301	91,390
Current Expenditures of the Budget Sphere	168,796	183,716	240,448	251,732	255,658
Debt Service and Guarantees(2)	29,486	27,336	29,300	25,958	26,000
Capital Expenditures	26,494	18,610	33,396	42,041	29,607
Subsidies to Local Authorities	56,139	61,477	67,029	78,032	72,205
EU own resources	18,661	21,720	24,828	32,230	30,376
Co-financing EU projects	6,650	6,714	9,634	8,821	14,007
Total State Budget Expenditures	390,454	414,273	504,776	521,217	521,837
	2018	2019	2020	2021	2022
	(Expenditures as % of GDP)
Subsidies(1)	0.4	0.3	0.5	0.1	0.1
Social Insurance	3.6	3.8	3.8	3.0	3.1
Current Expenditures of the Budget Sphere	8.0	8.0	10.3	9.6	8.7
Debt Service and Guarantees(2)	1.4	1.2	1.3	1.0	0.9
Capital Expenditures	1.2	0.8	1.4	1.6	1.0
Subsidies to Local Authorities	2.6	2.7	2.9	3.0	2.5
EU own resources	0.9	0.9	1.1	1.2	1.0
Co-financing EU projects	0.3	0.3	0.4	0.3	0.5
Total State Budget Expenditures	18.4	18.1	21.6	19.9	17.8

Source: Ministry of Finance
(1)
Subsidies to enterprises.

(2)
Debt Service include Foreign and Domestic Debt

(3)
2022 Budget Act

Stabilizing Expenditure Rule (SER)
The aim of the Stabilizing Expenditure Rule (“SER”) is to ensure the sustainability of public finances in Poland by stabilizing the general government nominal balance in the medium term at the level of the medium-term budgetary objective (which currently is a structural deficit of 1 percent of GDP) (“MTO”) and public debt below predefined thresholds. At the same time, the SER prevents excessive tightening of the fiscal policy, especially under conditions of severe economic slowdown and excessive loosening under favorable economic conditions.
The SER entered into force at the end of 2013 pursuant to the amendment of the Public Finance Act and became binding in the budget process for 2015. The introduction of the SER and the accompanying changes to Poland’s domestic fiscal framework ensured compliance with Council Directive 2011/85/EU of November 8, 2011, on requirements for budgetary frameworks of the member states, which obliges member states to use numerical fiscal rules.
Under the SER, the level of permitted expenditure increases in accordance with the medium-term real GDP growth rate multiplied by the CPI inflation (target of the MPC). Moreover, the formula contains projected changes in discretionary revenue measures and an automatic correction mechanism resulting from imbalances in public finances. The medium-term real GDP growth rate is calculated on the basis of eight years, with a six-year retrospective period. As a consequence of incorporating a historical retrospective component into the calculation at the allowed level of expenditure, the SER formula helps mitigate the risk of a cyclical fiscal policy that results from a calculation based solely on the current year’s economic performance. The correction in the formula is applied if there is an imbalance in public finances. An imbalance is defined as: a general government deficit exceeding 3 percent of GDP; the level of national public debt (calculated according to Article 38a of the Public Finance Act) exceeding 43 percent or 48 percent of GDP; or cumulated deviations of the general government nominal balance from the MTO being lower than 6 percent of GDP or higher than 6 percent of GDP.
There are only very limited instances in which the SER does not apply, such as the invocation of martial law or a state of emergency, or a nationwide natural disaster, or a pandemic outbreak (since March 2020 — see below).
The level of expenditure resulting from the rule covers the expenditure of approximately 94 percent of the general government sector, including funds in the BGK and in the BGF, which, according to the EU definition, are included in the general government sector, with the exceptions indicated below. First, the calculation of the level of expenditure excludes budget spending of EU funds and expenditure financed by means of a non-refundable grant from the EU and EFTA countries. Secondly, the costs of those units which do not, as a rule, generate high deficits are also excluded.
As a result, the level of expenditure covers two groups of general government sector institutions. The first group includes: the state budget, the Social Insurance Fund, the Labor Fund, the Pension and Retirement Fund, the Bridging Allowance Fund and the funds established, entrusted or assigned to BGK. The second group is comprised of the National Health Fund, the BGF, local government units and their associations, and entities referred to in Article 139, item 2 of the Public Finance Act. In order to abide by the expenditure limit, the forecast expenditure of the entities listed in group 2 is deducted from the total amount of expenditure.
The Supreme Audit Office, which is an independent state audit body fulfilling the role of an independent fiscal institution, monitors compliance with the rules described above.
In May 2020 and August 2021, due to COVID-19, amendments to the SER were introduced. In line with the European Commission and the Ecofin Council recommendations, a general escape clause (GEC) to tackle the economic downturn caused by COVID-19 was implemented. The amendments introduced several changes. Firstly, an epidemic outbreak was included in the list of cases when escape clauses can be applied. In addition, there needs to be a significant deterioration of the macroeconomic situation (specifically, the real GDP growth forecast in the budget act needs to be lower than the historical six-year average by at least 2 percentage points). Secondly, a mechanism for an automatic return to the conventional rule was introduced. The return should take place within a timeframe of two to four years. The pace of return depends on the macroeconomic situation. On the other hand, the general level of expenditures in each year after the escape clause activation depends on the period of return and the sum of the financial effects of discretionary measures aimed directly at the negative effects of the state of emergency (epidemic in this case). The second amendment also established the mechanism of clearing the growth indicator specifying the amount of expenditure and adjustment mechanism from the impact of the COVID-19 pandemic (the economic growth rate in the years in which the escape and return clauses applied is replaced by the average economic growth rate from before the suspension of SER) and deactivated the correction mechanism in the SER in the period in which the escape and return clauses apply.
Another major change in the SER in 2021 was the extension of its scope to include the state special purpose funds. This change was implemented to counteract the process of the declining SER scope in the years 2014 – 2021 (from approximately 98 percent of the general government sector to approximately 90 percent). Consequently, all new state special purpose funds will automatically be included in the SER.
In 2022 important amendments were introduced and are now being processed in the Parliament. Firstly, the inflation target of the Monetary Policy Council (currently 2.5 percent) has been replaced with the forecast CPI and revisions in errors in the forecast. Secondly, taking into account the extension of GEC for 2023, the amendment introduces an investment clause for 2023 which will make it possible to finance investments within set limits, without reducing the remaining expenditure covered by the SER.

The amendment is aimed at providing fiscal room needed for further support of the economy in the post-pandemic recovery and to counteract the negative externalities stemming from the Russian invasion of Ukraine.
Financing the State Budget Deficit
The Amended Budget Act for 2021 had forecast Poland’s budget deficit to amount to PLN 40.5 billion, while total net borrowing requirements were expected to amount to PLN 32.5 billion and gross borrowing requirements were projected to amount to PLN 205.1 billion. The actual performance was significantly lower than the forecast. The budget deficit amounted to PLN 26 billion, while total net borrowing requirements were negative at the level of PLN 7.4 billion and gross borrowing requirements amounted to PLN 165 billion. The total value of state budget revenues obtained from gross sales of Treasury securities (on the domestic and international markets) and from granted international loans in 2021 amounted to PLN 188.4 billion. These revenues were financed mainly by the issuance of Treasury securities in the domestic market (81 percent) and Treasury bonds in the international markets (1 percent). Additional funding (18 percent) was obtained from the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (SURE), the World Bank and the CEB.
In 2021, financing in the domestic market was mainly obtained through the sale of Treasury bonds in auctions. Among all of the Treasury securities sold, medium-term bonds (five years) amounted to 38 percent, long-term bonds amounted to 30 percent, and issuances of short-term bonds (up to two years) amounted to 4 percent. Treasury bonds sold through retail channels amounted to 28 percent. Net financing in the domestic market in 2021 derived from domestic banks and the domestic non-banking sector, while foreign investors decreased their holdings. Financing in the international markets consisted of an issue of Treasury bonds denominated in Chinese yuan. As at December 31, 2021, debt denominated in EUR, USD, JPY and CHF amounted to 19.3, 3.1, 0.6 and 0.2 percent, respectively, of total State Treasury debt. As at December 31, 2021, the State Treasury’s debt had an average time to maturity of 4.75 years, with the share of foreign currency debt amounting to 23.3 percent. In the Budget Act for 2022, deficit is projected to amount to PLN 29.9 billion, while total net and gross borrowing requirements are expected to amount to PLN 58.2 billion and PLN 222.0 billion, respectively. As in previous years, the process of funding complies with the State Treasury’s main strategic objectives and provides flexibility in the choice of market, currency and instrument type. The largest portion of funding is expected to derive from the domestic Treasury bond market, with the structure depending on market conditions.
As of June 30, 2022, 84 percent of gross borrowing requirements for 2022 had already been financed.
Revenues
The principal source of the State’s revenues is taxation. The main taxes in the Polish tax system are VAT, CIT, PIT and excise tax. There are also local taxes (local government revenue) collected directly by local authorities or tax offices acting on behalf of such authorities. Local taxes include agricultural tax, forest tax, real property tax and transport vehicles tax.
Value Added Tax
VAT levied on the supply of goods and services and other activities in Poland is based on the rules of Council Directive 2006/112/EC on the common system of value added tax:
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a standard rate of 23 percent; and

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reduced rates of:

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8 percent (for example, on certain food items, medicines, newspapers (excluding local and regional periodicals), e-newspapers, fertilizers, public transport, restaurant services, new housing structures and housing construction services covered by the social housing program);

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5 percent (for example, on certain unprocessed agricultural products, some bread, meat, some fresh fruits and vegetables, dairy products, books, e-books, audiobooks and local and regional periodicals); and

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0 percent (for exports and intra Community supplies and selected services such as international transport).

However, as an anti-inflation measure, the VAT rate was temporary reduced to 8 percent as of January 1 until January 31, 2022, for natural gas (CN 2711 11 00, 2711 21 00) and district heating (excluding imports and intra-Community acquisitions that are exempt from VAT) and to 5 percent for electricity (CN 2716 00 00) excluding import and intra-Community acquisitions that are exempt from VAT.
Further reductions of VAT rates were introduced as of February 1, 2022, effective until December 31, 2022, i.e.:
0 percent VAT rate for:
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foodstuffs subject to a VAT rate of 5 percent

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soil improvers, plant biostimulants, growing media in the meaning of the Act on Fertilizers and Fertilizing (excluding mineral growing media)

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fertilizers, plant protection products normally intended for use in agricultural production

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potting soil

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natural gas (CN 2711 11 00, 2711 21 00).

5 percent VAT rate for:
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electricity (keeping the same reduced rate as introduced in January)

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district heating.

8 percent VAT for:
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motor spirits (CN 2710 12 45 or 2710 12 49) or products resulting from a blend of motor spirits with bio-components, complying with the quality requirements laid down in separate regulations

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gas oils (CN 2710 19 43 or 2710 20 11) or products resulting from a blend of gas oils with bio-components, complying with the quality requirements laid down in separate regulations

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bio-components which constitute fuel, complying with the quality requirements laid down in separate regulations, intended for the propulsion of combustion engines — regardless of CN,

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intended for the propulsion of combustion engines petroleum gases (liquefied) and other gaseous hydrocarbons (CN 2711, excluding CN 2711 11 00 and 2711 21 00) or gaseous acyclic hydrocarbons (CN 2901), liquefied.

Corporate Income Tax
CIT is levied on the income of certain entities, mainly legal persons, at a flat rate of 19.0 percent. Generally, dividends are subject to a 19 percent withholding tax, unless a relevant double taxation treaty provides otherwise. However, dividends paid by a company resident in Poland to parent entities subject to income tax in an EU/EEA member state or in Switzerland may be exempted from taxation if certain specific requirements are satisfied (see Directive 2003/123/EC of 22 December 2003, which modified Directive 90/435/CEE, the so-called Parent-Subsidiary Directive).
Generally, interest and royalties paid to foreign entities are subject to 20 percent withholding tax, unless a relevant double taxation treaty provides otherwise. However, interest and royalties paid by a company resident in Poland to related entities which are subject to income tax in an EU/EEA member state or in Switzerland may be exempt from taxation if certain specific requirements are satisfied (see Directive 2003/49/EC on a common system of taxation applicable to interest and royalty payments made between associated companies of different Member States, the so-called I+R Directive).
Effective from January 1, 2019, a reduced tax rate of 9 percent is applicable for revenues (income) other than from capital gains and concerns taxpayers complying with certain conditions. As from January 1, 2021, a reduced tax rate applies to taxpayers whose revenues in a given tax year do not exceed the amount of

EUR 2 million if they have small taxpayer status (i.e., taxpayers with sales revenues not exceeding the equivalent of EUR 2 million in the previous tax year). Until January 1, 2021, the revenue threshold limit amounted to EUR 1.2 million. The requirement to have the status of a small taxpayer does not apply to taxpayers just beginning their economic activity (in the tax year of beginning the activity).
From January 1, 2018, the CIT Act singles out a new source of revenue, i.e., income from capital gains. Capital gains in the meaning of the CIT Act are income from, for example, redemptions of shares, dividends, the value of the profit retained in a company, assets received from the liquidation of legal persons, and income from investment funds and sales of shares. Other types of revenue consist of any other taxpayer income not included in the capital gains category. These two sources have to be settled separately, i.e., their revenues, costs and losses should not be mixed. Tax losses from a given source may be deducted in the next five consecutive tax years, but the amount of such reduction in any of those years may not exceed 50 percent of the amount of the loss. Taxpayers can also reduce income from the source of revenue by the amount of loss not exceeding PLN 5 million in one of the next five consecutive tax years.
From January 1, 2019, a so-called IP Box is available in Poland. It is a form of preferential taxation with a reduced 5 percent tax rate on income gained on the commercialization of qualified intellectual property rights. It is available for taxpayers who are the owners, co-owners, users or persons who have the right to use intellectual property rights as long as they conduct R&D activity aimed at creating, developing or improving the qualified intellectual property right. The IP Box applies to taxpayers (companies) subject to corporate income tax and personal income tax.
From January 1, 2021, there is an alternative and optional category of corporate income taxation — distributed profit tax. The new system links taxable income with the categories of balance sheet entries and changes the moment when the tax obligation arises. Taxation of profits is deferred until they are paid. In order to be able to use the new form of taxation, taxpayers must meet the conditions specified in the CIT Act. Currently, the tax rate is 10 percent for small taxpayers and taxpayers starting a business and 20 percent for the remaining eligible taxpayers.
The tax on revenues derived from fixed assets (i.e., the minimum tax on buildings situated in Poland) is calculated as 0.035 percent of the taxpayer’s tax base for each month. For the purpose of this provision, the tax base is the sum of revenue equal to the initial value of the fixed assets as at the first day of each month in the relevant period, reduced by the amount of PLN 10 million. The tax amount will be deducted from the general income tax advance.
The above revenues from buildings were temporarily exempt from tax from March 1, 2020, until May 31, 2022.
From January 2022, a new minimum tax is applicable. The minimum CIT is imposed on companies incurring tax losses or having a business-activity-income-to-business-activity-revenue ratio not exceeding 1 percent. The minimum CIT amounts to 10 percent of the tax base. The tax paid for a given tax year is deductible from CIT calculated based on the general rules.
Personal Income Tax
The basic tax rates applicable in Poland are 12 percent and 32 percent. The 12 percent rate is applied if the annual tax base does not exceed PLN 120,000. The 32 percent rate is applied if the annual tax base exceeds that amount. The tax is additionally reduced by a fixed tax reduction amount of PLN 3,600.
Self-employed taxpayers, in addition to taxing their income according to the above rules, have the right to elect to have their business income taxed at a uniform rate of 19 percent. In addition, taxpayers may tax, among other things, certain income as a lump sum according to a particular tax rate specified in separate provisions.
Income from selling securities and other financial instruments is subject to 19.0 percent income tax, which is specified in a separate tax return sent no later than April 30 of the year following the relevant tax year.

Excise Tax
Polish law on excise duty complies with the EU general arrangements for excise duty and with the specific regulations regarding taxation of the energy products, alcoholic beverages and tobacco products.
As a result, excise duty is imposed on the following goods: energy products (e.g., petrol, gas oil, kerosene, LPG, natural gas, fuel oil, coal and coke), electricity, alcoholic beverages (e.g., ethyl alcohol, intermediate products, beer, wine and fermented beverages other than wine and beer) and tobacco products (e.g., cigarettes, cigars and cigarillos, smoking tobacco).
Additionally, excise duty is also levied on certain other goods such as passenger cars and raw tobacco, as well as liquid for electric cigarettes and novel tobacco products.
Taxation on the latter two products has been imposed since February 1, 2018; however, until June 30, 2020, there was no excise tax on liquid for electronic cigarettes and novel tobacco products. Additionally, a tax waiver was introduced for the period between July 1 and September 30, 2020, as a result of the COVID-19 situation. Since October 1, 2020, novel tobacco products and liquid for electronic cigarettes are taxed at the applicable tax rates.
The excise duty system provides exemptions for certain groups of entities or certain goods (e.g., goods used in the context of diplomatic relations). A number of tax incentives targeted at low emission vehicles have been introduced.
Recently, a temporary measure (until the end of October 2022) has been introduced as a reaction to changes (price increases) in the energy carriers and electricity markets. Excise duty rates for motor fuels (diesel oil, petrol, LPG) and gas oil used for heating and electricity have been temporarily lowered to the EU minimum level. Additionally, a temporary exemption from excise duty for electricity used by households has been introduced.
Tax on Financial Institutions
Among other financial institutions, banks, insurance companies, credit unions and non-bank lending companies are subject to a tax on financial institutions, which came into force on February 1, 2016. The tax covers all bank and credit union assets over PLN 4 billion (EUR 0.9 billion), insurance companies’ assets over PLN 2 billion (EUR 0.45 billion) and non-bank lending companies’ assets over PLN 0.2 billion, which are in each case taxed at a rate of 0.0366 percent per month (0.44 percent per year). For the purposes of this tax, the taxable base may be reduced by the particular amounts indicated in the tax provisions. This tax does not apply to state-owned banks, private banks under recovery proceedings, in receivership, or in liquidation, or banks which have filed for bankruptcy and whose activities have been suspended. The tax does not reduce financial institutions’ CIT base.
Retail Sales Tax
The retail sales tax is levied from January 1, 2021.
The tax is paid by retailers (natural persons, legal persons and organizational entities having no legal personality) in the framework of their retail business.
A tax obligation arises when a taxpayer achieves revenue above PLN 17 million in a given month, and applies to turnover above that amount derived from that moment until the end of the month.
The basis of assessment is the surplus of the retail sales revenue reached in a particular month over the amount of PLN 17 million, excluding the amounts paid to consumers for returning the goods. Revenue includes excise tax, but does not include value-added tax.
The progressive tax scale is from 0 to 1.4 percent of the tax base:
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turnover from 0 to PLN 17 million is not subject to taxation,

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turnover of more than PLN 17 million to PLN 170 million is subject to 0.8 percent tax,

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turnover above PLN 170 million is subject to 1.4 percent tax.

Tax exemptions, in particular:
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sale of fuels and energy used by households for the purpose of social-domestic purposes,

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sale of medicines, foodstuffs for particular nutritional uses and medical products reimbursed from public funds.

Payment of the tax is based on the principle of self-assessment. Taxpayers must submit declarations and pay the tax by the 25th day of the month following the month to which the tax obligation relates.
Exit Tax
From January 1, 2019, the so-called exit tax (tax on unrealized income) applies to both the PIT and CIT. In principle, exit tax applies in the case of any change in tax residency, or any asset movement, from Poland to another country, if such actions result in the loss of the Polish right to tax any potential capital gains that would have been obtained if the transfer had not taken place.
The exit tax rate amounts to 19 percent for both corporate persons and natural persons (in the latter case, if the tax value of an asset is determined). For natural persons, a 3 percent rate may be applicable if the tax value of an asset is not determined. In the case of natural persons, exit tax applies to those assets whose value exceeds PLN 4 million.
In some circumstances, the transfer of assets to another country will not be subject to the exit tax if the transfer does not last longer than 12 months.
In the case of natural persons, exit tax generally applies only to the transfer of assets related to their business. In the case of assets of natural persons which are unrelated to business activity, exit tax applies only to shares, stocks and securities as well as all the rights and obligations of partnerships, provided that the individual has been domiciled in Poland for at least five years in total, within the 10 years preceding the day of change of the tax residency status.
Social Security System
Pension Reforms
In 2012, the Government introduced comprehensive pension reforms, which came into effect on January 1, 2013. The changes included, inter alia, the increase of the retirement age from 65 to 67 years old for men and from 60 to 67 years old for women. The current government and the current President, Andrzej Duda, declared their intention to reverse this aspect of the reforms and restore the former retirement ages, i.e., 60 years old for women and 65 years old for men. As a consequence, the former retirement ages, i.e., 60 years old for women and 65 years old for men, were restored by the Act Amending the Act on Pensions from the Health Insurance Fund and Certain Other Acts, which came into force on October 1, 2017.
Currently, the legislative work on open-ended pension funds (“OFEs”) reform is suspended due to the COVID-19 pandemic. The reform was intended to enter into force in 2021 and is one of the pillars of the Strategy for Responsible Development. OFEs are managed by privately held pension fund managers (“PTEs”) and receive a part of the pension contribution from the insured persons. The Government believes that the current form of OFEs and the way they operate are not justified since OFEs ensure neither diversification of risk nor social security of insured persons. Furthermore, the current structure of the OFE sector will lead to permanent net cash outflows and no cash inflows from the accounts in OFEs to the national economy that could be invested. Pension contributions paid by insured persons are 19.52 percent. Only 2.92 percent of a person’s gross salary is transferred to an OFE and the remaining part of the contribution is paid to accounts in the Social Security Fund (“FUS”). Additionally, pension contributions are transferred to OFEs only in the case of those insured persons who declared that they wish to have their contributions transferred to OFEs. Due to this fact, the share of the pensions paid from OFEs in the future in relation to the total amount of pensions paid out will be insignificant.
The main assumptions of the planned reform are:
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PTEs managing OFEs will be transformed into investment fund managers (“TFIs”), while OFEs will become specialized open-ended investment funds (“SFIOs”);

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Net assets of OFEs will be transferred to Individual Retirement Accounts (“IKEs”) managed by a TFI;

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OFE members will be entitled to request that the assets in their OFE member account are transferred to their accounts at FUS and added to the assets already contributed to FUS. No fee will be paid by the insured person for this transfer;

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If the insured person decides to keep his/her assets in IKEs, a transfer fee amounting to 15 percent of net assets transferred from OFEs to IKEs will be charged. Capital gains from the assets on IKEs are exempt from personal income tax and the capital gains tax; and

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The investment policy of the new SFIOs will be adjusted to the age structure and profile of insured persons and the requirements of the Act on Investment Funds.

The Act on Employee Capital Plans (“PPK”) was adopted by the Parliament on October 4, 2018, and entered into force on January 1, 2019.
This act is the consequence of the so-called Capital Accumulation Program announced in July 2016. The main objective of PPK is to increase private, long-term savings and to enhance the stability of future pensioners through creating voluntary employee capital plans, with contributions paid by the employee and employer, with incentives from the State Treasury to encourage employees to join the system. Higher long-term savings should have a positive impact on investment in the Polish economy through ensuring more domestic capital, especially in a situation of a probable decrease in funds dedicated to Poland in future EU budgets.
Under the new act, so-called employee capital plans have been established, based on an automatic enrolment for all employees aged 18 to 55 whose employee contracts are subject to regular pension contributions. Participation in the new scheme is voluntary because employees have the right to opt out. Employees aged between 55 and 70 may also join the system when an application to join the program is sent by them to the employer.
Under the act, all employers are required to create capital plans, which are managed by entitled financial institutions (investment funds managed by investment fund companies, pension funds managed by general pension societies or labor pension societies, and insurance institutions offering insurance with investment-based insurance funds). Contributions need to be paid by both employers and employees. The basic contribution payable by an employer is 1.5 percent of the employee’s monthly remuneration, with the possibility of voluntarily increasing this amount by an additional 2.5 percent, whereas employees are obliged to pay 2 percent with the possibility of voluntarily increasing this amount by an additional 2 percent (resulting in a minimum contribution amounting to 3.5 percent and a maximum contribution amounting to 8 percent). To encourage employees to join a PPK, incentives paid from the Labor Fund are envisaged: PLN 250 — one-time welcome payment at the start of the program (after three months of regular delivery of contributions to the PPK); and PLN 240 — annual supplemental payment when a certain amount of savings is accumulated over the previous year (equal to six monthly contributions of 2 percent paid on the minimum remuneration). As an incentive for persons with the lowest monthly income (120 percent of the minimum wage or less) to join a PPK, the option to declare payment of a lower employee contribution (the minimum rate is 0.5 percent of the gross remuneration) was adopted. They will not lose the right to receive the annual supplemental payment.
Accumulated savings are managed by licensed financial institutions and invested in the financial market. When an employee exceeds 60 years of age, 25 percent of his/her savings can be withdrawn as a one-off transfer, and 75 percent can be paid in equal monthly instalments over a minimum period of 10 years. Those payments are not subject to capital gains taxation. The PPK indicates the possibilities of withdrawing accumulated funds. Withdrawals are conditional on reaching a specified retirement age, disability, or death, and there are economic penalties for early withdrawal. In the case of premature withdrawal, income from participation in the PPK is taxed at the ordinary personal income tax rate. In order to increase the security of invested funds, a permitted investment policy has been specified. Financial institutions invest savings in investment funds that differentiate the level of risk according to the age of the participants — these are the so-called defined date funds.

The implementation of the PPK program in Poland took place in four stages. The obligation to establish employee capital plans has gradually covered all companies depending on the number of employees, starting from July 2019 with those companies employing more than 250 persons, and ending in January 2021 with public sector employers and companies hiring fewer than 20 employees.
Social Spending Initiatives
In the second quarter of 2016, the Government implemented a new social program named “Family 500+”. The program entails a direct cash transfer of PLN 500 per month per eligible child to families until the child reaches the age of 18. Until July 2019, assistance under the program for the first child was means-tested based on family income, while all families were eligible for assistance for additional children. Since July 2019 it is granted for each child until the age of 18, irrespectively of the family income. As a result, the number of children covered by the program nearly doubled.
Total costs of the “500+” program equaled PLN 17.4 billion in 2016, PLN 30.5 billion in 2019 and PLN 40.3 billion in 2021. The main goal of this program is to assist families with child-rearing expenses, ultimately encouraging people to have more children, thereby improving Poland’s long-term demographic outlook.
In 2018 the Government introduced the Good Start program in which a benefit of PLN 300 is paid for children up to age of 20 years old (24 years old in case of disability) who participate in education on the occasion of the starting of the school year. The benefit is paid only once per year with the cost in 2021 at PLN 1.3 billion (in the following years, its costs are planned at a similar level).
In order to further support families, the Family Care Capital program was introduced in 2022, i.e., a new benefit in the amount of PLN 1,000 PLN monthly paid for a year or PLN 500 monthly paid for two years. The Family Care Capital is available for the second child and subsequent children aged 12 –35 months in the family. This payment is independent of the family’s income. The total cost in the first year of the program is estimated at approximately PLN 3.0 billion in 2022. The following year the estimated cost is lower, at PLN 2.4 billion.
In May 2019, the Government introduced a one-off program named “Pension+”, which in 2020 was changed to an annual one. The program consists of a single payment of a minimum level pension to each pensioner. In 2022, the overall payments under “Pension +” (Q1-2) amounted to PLN 12.8 billion.
In 2021 the Government financed an additional one-off single minimum pension payment that was means tested. This one-off payment will be repeated in 2022. The predicted expenditure will amount to PLN 11.4 billion in 2022.
Due to the rising prices of energy, gas and food, the government introduced the so-called Anti-Inflation Shield. One of its key elements is direct support for poorer households in the form of shielding benefit paid in 2022. It is a one-off, income tested cash transfer for the poorest households in the amount depending on the size of the household. The estimated cost of the shielding benefit is approximately PLN 4.7 billion.
On March 12, 2022, the Parliament adopted the act on assistance to citizens of Ukraine in connection with the military conflict in that country. The act regulates the status of refugees from Ukraine, their access to social assistance, health care, education and the labor market. It also defines the legislative framework for financial support for Polish citizens and local governments hosting refugees. Part of the costs are covered by the budget and the rest by the special fund established in BGK (the Aid Fund). The main sources of financing tasks of the fund are the issuance by BGK bonds with a State Treasury guarantee, subsidies from the state budget and transfers of Treasury bonds. According to the financial plan of the Aid Fund, expenditures are estimated at PLN 11.3 billion.
Personal Income Tax Reforms
In 2021, the tax-free allowance was PLN 8,000. If a person’s income fell between PLN 8,000 and PLN 13,000, the tax-free allowance gradually decreased from PLN 8,000 to PLN 3,091 and remained at this level until PLN 85,528. For incomes higher than PLN 127,000 there was no tax-free allowance. On January 1, 2022, a major income tax reform went into force. The tax free allowance was increased to

PLN 30,000 combined with increasing the first income tax bracket from PLN 85,528 to PLN 120,000 annually. In October 2019 the Government decreased the personal income tax rate from 18 percent to 17 percent (applicable to income not exceeding PLN 120,000 annually). Starting from July 1, 2022, the PIT rate was further decreased to 12 percent (applicable to income not exceeding PLN 120,000 annually).
The January 1, 2022, reform also changed the health insurance (HI) contributions scheme for entrepreneurs. Up until 2022, entrepreneurs paid 9 percent HI contributions from a self-declared base that could not be lower than 75 percent of the average monthly wage in the industrial sector in Q4 of last year. The reform of January 1, 2022 made HI contributions for entrepreneurs proportional to income. For taxpayers filing their taxes according to the tax scale the rate is the same as for employees, namely, 9 percent. For entrepreneurs filing taxes according to the 19 percent flat income tax scheme the rate is lower, namely, 4.9 percent. For taxpayers filing their taxes under the lump-sum revenue tax HI contributions amount to 9 percent payable from the tax base consisting of 60 percent, 100 percent or 180 percent of the average wage for income below PLN 60,000, between PLN 60,000 and PLN 300,000 and above PLN 300,000 accordingly (yearly).
From August 1, 2019, Polish citizens under the age of 26 who earn less than PLN 85,528 a year do not have to pay income tax. Starting on January 1, 2022, a similar income deduction was introduced for families having 4 or more children, for Polish citizens returning from emigration and for workers reaching the statutory retirement age who continue to work and do not collect their pension.
Furthermore, the minimum monthly wage for a full-time worker was raised, reaching PLN 3,010 (gross/before social security deductions and PIT) in 2022, compared to PLN 2,800 in 2021. The minimum hourly wage in Poland was raised from PLN 18.30 per hour in 2021 up to PLN 19.70 per hour in 2022.
Expenditure
A major component of state expenditure is social security payments. Four social security and pension funds are administered by the state and are partially or wholly financed by contributions from employers and employees. The revenues of these funds are not shown as revenues in the state budget. Two of these funds do, however, receive significant transfers from the state budget and such transfers are shown as expenditures in the tables under “Public Finance”. The Social Insurance Fund and the Pension and Disability Fund of Farmers are the largest extra-budgetary funds and rely on state budget transfers to supplement their own off-budget revenues.

PUBLIC DEBT
Overview
For reporting purposes relating to external and internal debt, Poland classifies as public debt only debt incurred directly by the State (i.e., State Treasury debt), by local governments and by entities within the public finance sector. It does not include debt incurred by state-owned financial institutions, other state-owned enterprises or the NBP.
The following table sets out total public sector debt as of the dates indicated:
	As at December 31,					As at June 30, 2022
	2017	2018	2019	2020	2021
	(PLN millions)
Public finance debt	961,842	984,313	990,948	1,111,806	1,148,576	1,175,321
Central government debt	892,272	907,316	907,650	1,020,652	1,055,787	1,085,527
of which:
State Treasury debt	890,687	905,594	905,615	1,018,569	1,053,321	1,082,985
Local government debt	69,504	76,928	83,241	91,098	92,742	89,751
Social Security debt	65	69	57	56	47	43

Source: Ministry of Finance
State Treasury Debt
The Ministry of Finance classifies debt as internal or external according to two criteria: the place of issuance and residence of the targeted investors. On the basis of the first of these criteria, all instruments issued in the domestic market, regardless of the status of their holder (domestic or foreign), are classified as internal debt and, on the basis of the second, all other instruments are classified as external or internal according to the residence of the holder, regardless of the market in which the instruments are issued. For purposes of this section, where debt is classified as internal or external based on the place of issue criterion, internal and external debt will be referred to as domestic debt and international debt, respectively. In “Total External Debt”, Poland’s gross external debt is classified solely on the basis of the residence of the creditor.
In nominal terms, Poland’s total State Treasury debt amounted to PLN 1,198.8 billion as at June 30, 2022.
The following table sets out categories of the State Treasury’s debt as of the dates indicated as aggregate amounts and as percentages of nominal GDP:
	As at December 31,					As at June 30, 2022
	2017	2018	2019	2020	2021
	(PLN millions except for percentages)
Domestic State Treasury Debt	644,533	674,422	716,454	831,455	872,679	935,267
as a percentage of GDP	32.4%	31.7%	31.3%	35.6%	33.3%	—
International State Treasury Debt	283,940	279,847	256,885	266,025	265,352	263,517
as a percentage of GDP	14.3%	13.2%	11.2%	11.4%	10.1%	—
Total State Treasury Debt	928,473	954,269	973,338	1,097,480	1,138,031	1,198,784
as a percentage of GDP	46.7%	44.9%	42.5%	46.9%	43.4%	—
GDP	1,989,835	2,126,506	2,288,492	2,337,672	2,623,948	—

Source: Ministry of Finance

Debt Management
Under Polish law, the Minister of Finance supervises the level of public debt. This supervision is twofold: direct (in the case of the State Treasury) and indirect (in the case of other entities in the public finance sector which are autonomous in contracting liabilities).
Polish regulations primarily seek to restrict the growth of public debt by establishing limits on the public debt-to-GDP ratio. The Polish Constitution prohibits the incurrence of liabilities resulting in public debt exceeding 60.0 percent of GDP, whereas the Public Finance Act sets thresholds of 55.0 and 60.0 percent of GDP, violation of which is followed by certain requirements to prevent the constitutional limit from being breached (please see: https://www.gov.pl/web/finance/debt-management-strategies).
Since joining the EU, Poland has been obliged to respect the reference values indicated in the Stability and Growth Pact, including with regard to the deficit (limited to 3.0 percent of GDP) and public debt (limited to 60.0 percent of GDP) limits.
Due to the serious economic slowdown caused by the COVID-19 pandemic throughout the European Union, the European Commission has launched the general escape clause provided for in the Stability and Growth Pact. The clause allows Member States to temporarily depart from the Ecofin Council recommendations on the medium-term budgetary objective. The EU flexible approach does not suspend the EU fiscal rules or exclude the excessive deficit procedure, but is intended to facilitate a coordinated response to the crisis.
The objective of the debt management strategy as stated in the Public Finance Sector Debt Management Strategy in the years 2023 – 2026 (approved by the Council of Ministers in September 2022) is the minimization of long-term debt servicing costs, subject to maintaining appropriate levels of refinancing risk, exchange rate risk, interest rate risk, state budget liquidity risk, other risks (in particular, credit and operational risk) and the distribution of debt servicing costs over time.
The debt management strategy’s objective is pursued through two key strategies:
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selection of instruments to minimize costs within the time frame of the longest maturities of debt instruments with a significant share in debt volume, through the appropriate selection of markets, debt management instruments, the structure of financing borrowing requirements and issuance dates; and

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ensuring the efficiency of the Treasury securities market, contributing to lowering Treasury security yields; this strategy is focused on attempting to eliminate or limit potential unfavorable factors in market organization and infrastructure.

Refinancing Risk
In an attempt to manage the refinancing risk, the dominant role of medium- and long-term instruments in financing the state budget borrowing requirements in the domestic market has been maintained, subject to market conditions. The debt management strategy aims to maintain the average maturity of the domestic State Treasury debt of around 4.5 years, and that of the total State Treasury debt of around 5 years, subject to possible temporary deviations resulting from market and budgetary conditions.
Exchange Rate Risk
In an attempt to manage the exchange rate risk, the debt management strategy has been designed to maintain the share of foreign currency debt in State Treasury debt below 25 percent, subject to possible temporary deviations resulting from market and budgetary conditions and to maintain an effective share of euro of at least 70 percent (after swaps) (the “Strategy”). Derivatives may also be used in order to shape the desired currency structure of debt.
Interest Rate Risk
In an attempt to manage interest rate risk, the debt management strategy has been designed to maintain ATR of domestic debt at between 2.6 and 3.6 years, and to separate the management of the interest rate from management of the refinancing risks by using floating rate bonds and possible use of derivatives and inflation-linked bonds. The strategy assumes maintaining the dominant share of fixed rate instruments in State Treasury debt denominated in foreign currencies.
State Budget Liquidity Risk
In an attempt to manage the state budget liquidity risk, the debt management strategy was designed to maintain a safe level of state budget liquid assets while managing them effectively through deposits in PLN and foreign currencies and FX transactions (including sales and derivatives). The level of liquid assets will be the result of the current and predicted budgetary and market conditions, taking into account seasonality as well as striving for the even distribution of Treasury securities supply during the course of a year.
Credit Risk and Operational Risk
In an attempt to manage credit and operational risks, the debt management strategy includes entering into derivatives transactions with entities of high creditworthiness, using instruments limiting credit risk, including collateral agreements, and allowing for its diversification when concluding transactions involving derivatives, as well as diversification of credit risk generated by uncollateralized transactions.
It is possible to conclude, in the timeframe of the Strategy, further collateral agreements that are in line with the current best practices in the market which enable concluding transactions without bearing credit risk on more favorable terms. The technical infrastructure allowing for running debt management processes from outside of the Ministry of Finance’s building is assured.
Distribution of Debt Servicing Costs Over Time
The debt management strategy requires setting bond coupons at levels slightly below their forecast yields over the sales period and distributing the debt servicing costs evenly throughout the years, including also through the use of derivative instruments.
Internal State Treasury Debt
Poland’s internal State Treasury debt amounted to PLN 935.3 billion as at June 30, 2022.
Internal public debt comprises three categories:
•
marketable Treasury securities with maturities of up to 30 years, including fixed, floating rate and CPI-linked securities, offered on the domestic primary market through auctions at market prices to Treasury securities dealers;

•
fixed and floating rate savings bonds sold through Customer Service Outlets to individuals at nominal value, which are not freely marketable and currently have maturities of up to 12 years; and

•
other debt (mainly deposits of public finance sector entities, court deposits and debt of earmarked funds).

As at June 30, 2022, marketable Treasury securities constituted approximately 85 percent of domestic State Treasury debt.
External State Treasury Debt
As at December 31, 2021, Poland’s outstanding external State Treasury debt amounted to PLN 265.4 billion (EUR 57.7 billion). Approximately 64 percent of this debt was comprised of sovereign bonds issued abroad.

The following table sets forth details as to the outstanding principal amount of the State Treasury’s external debt as at the dates indicated:
	As at December 31,					As at June 30, 2022
	2017	2018	2019	2020	2021
	(EUR millions)
Medium- and Long-Term Loans
EIB	9,754	9,006	8,108	7,191	6,266	5,754
The World Bank	7,016	6,754	6,512	6,261	5,967	5,912
CEB	211	221	212	227	240	264
EU	0	0	0	1,000	8,236	9,736
Total Loans	16,980	15,981	14,832	14,679	20,709	21,666
Bonds
Bonds	51,093	49,100	45,491	42,968	36,983	34,634
Short-Term Debt	4	0	0	0	0	0
Total State Treasury External Debt	68,076	65,081	60,323	57,647	57,692	56,300

Source: Ministry of Finance
The following table presents the currency composition of the State Treasury’s external debt as at June 30, 2022:
	In millions of original currency	Equivalent in EUR millions	%
EUR	48,886	48,886	86.8
U.S.$	5,850	5,602	10.0
Japanese yen	196,600	1,382	2.5
Chinese yuan	3,000	429	0.8
Total	—	56,300	100.0

Source: Ministry of Finance
Projected State Treasury External Debt Service Requirements
The following table presents debt service projections for the State Treasury’s medium- and long-term external debt by type of creditor for the years indicated as at June 30, 2022. The data contained in the table does not assume any refinancing of existing debt:
	2022	2023	2024	2025	2026	2027 and beyond
	(EUR millions)
Principal payments	471	6,356	8,211	6,813	7,058	26,979
Loans	0	0	0	0	0	0
Multilateral	471	941	956	1313	903	7,346
Other	0	0	0	0	1,400	8,336
Bonds	0	5,415	7,255	5,500	4,755	11,297
Interest payments	1,072	1,048	887	703	449	3,473
Loans	0	0	0	0	0	0
Multilateral	75	102	91	79	68	386
Other	9	85	26	26	26	399
Bonds	988	861	770	598	355	2,688
Total debt service	1,543	7,404	9,098	7,516	7,507	30,452

	2022	2023	2024	2025	2026	2027 and beyond
	(EUR millions)
Loans	0	0	0	0	0	0
Multilateral	546	1,043	1,047	1,392	971	7,732
Other	9	85	26	26	1,426	8,735
Bonds	988	6,276	8,025	653	5,110	13,985

Source: Ministry of Finance
Default
Poland is not currently in default in relation to any of its external creditors.
State Treasury’s Contingent Liabilities
The following table sets out the contingent liabilities that arise from sureties and guarantees owed by the State Treasury:
	2019	2020	2021	Q2 2022
	(PLN thousands)
Domestic sureties and guarantees	11,355,697.5	198,278,816.4	243,753,292.1	243,894,979.6
Foreign guarantees	100,015,623.0	104,596,240.4	112,573,775.8	120,527,953.0
Total State Treasury’s contingent liabilities	111,371,320.5	302,875,056.8	356,327,067.9	364,422,932.6

Source: Ministry of Finance
As at the end of 2021, contingent liabilities from state guarantees amounted to PLN 356,327 million. Of that amount, guarantees issued in 2020 and 2021 in relation to COVID-19 countermeasures amounted to PLN 241,949 million, while guarantees of non-COVID-19 origin added up to PLN 114,378 million. In the 2nd quarter of 2022, the above contingent liabilities amounted to PLN 364,423 million, of which COVID-19 guarantees were PLN 242,327 million, investment guarantees were PLN 121,590 million and guarantee for the Aid Fund (financing costs of hosting refugees from Ukraine due to the Russian invasion in Ukraine) were PLN 506 million.
COVID-19 related guarantees include guarantees covering the repayment of: bonds issued by BGK on behalf of the COVID-19 Response Fund — PLN 164,069 million, and bonds issued by the Polish Development Fund to finance the government financial shield support program for entrepreneurs —
PLN 78,258 million of contingent liabilities at the end of the 2nd quarter of 2022.
Of non-COVID-19 related guarantees, the largest value of contingent liabilities was connected with the guaranteed debt of BGK incurred for financing investments of the National Road Fund (“NRF”) —
PLN 90,115 million at the end of 2nd quarter of 2022. The second biggest exposure was PLN 16,257 million related to the guarantees covering the debt of PKP Polskie Linie Kolejowe S.A., the national railway infrastructure manager). The third largest amount of contingent liabilities was PLN 12,173 million, which was related to the guarantees issued with respect to payments from the NRF and financing the liabilities of concessionaires incurred for motorway projects.
The amount of state guarantees is expected to increase further in future years. It is expected that new contingent liabilities will result mainly from:
•
further investments financed by the NRF and co-financed with EU funds, along with rolling over the NRF’s debt, and further investments in the railway sector (railway network and rolling stock),

•
continued financing of the COVID-19 Response Fund,

•
financing tasks of new funds including the Fund for Supporting the Armed Forces (financing the Polish Armed Forces Development Program) and the Aid Fund (financing costs of hosting refugees from Ukraine due to the Russian invasion in Ukraine),

•
financing supporting the liquidity of gas fuel operators and

•
financing purchases of coal and its transport to Poland at the Prime Minister’s request.

It should be noted that the expected guarantees for the Fund for Supporting the Armed Forces, the Aid Fund, gas fuel operators and coal purchases are largely a result of the recent radical change in the geopolitical situation.

TOTAL EXTERNAL DEBT
Information on Poland’s external debt is prepared in accordance with the following definition. Gross external debt, at any given time, is the outstanding amount of actual current, non-contingent liabilities that require payment(s) of principal and/or interest by the debtor at some point(s) in the future and are owed to non-residents by residents of a given country. It refers to gross debt, i.e. the particular foreign liabilities of Poland (with no deduction of Polish assets abroad). The external debt obligations take into account only those that are existing and unregulated (i.e., the creditor must have a claim against the debtor). External debt covers the entire range of debt instruments, regardless of how they are constructed. Debts are usually repaid by the debtor providing economic value, i.e., financial or non-financial assets (including commodities) to the creditor usually under a contract that specifies the terms and conditions of repayment.
The distinction between domestic and external (foreign) debt is based solely on the criterion of residence, regardless of the currency involved.
External debt has been presented using standards outlined by the IMF in the Balance of Payments and International Investment Position Manual (BPM6).
The definition above refers to gross debt, i.e. it refers to the particular foreign liabilities of Poland (with no deduction of Polish assets abroad). The external debt obligations take into account only those that are existing and unregulated (i.e. the creditor must have a claim against the debtor). External debt covers the entire range of debt instruments, regardless of how they are constructed. Debts are usually repaid by the debtor providing economic value, i.e. financial or non-financial assets (including commodities) to the creditor usually under a contract that specifies the terms and conditions of repayment.
The distinction between domestic and external (foreign) debt is based solely on the criterion of residence, regardless of the currency involved.
Total external debt as at June 30, 2022 was EUR 334,636 million. Short-term debt on an original maturity basis constituted 31.2 percent of the total external debt and was completely covered by the official reserve assets. The general government sector’s foreign debt constituted 25.8 percent of Poland’s total foreign debt. The share of the enterprise sector (including Direct Investment) in total external debt was 54.3 percent.
	As at December 31
	2018	2019	2020	2021	As at June 30, 2022*
	(EUR millions)
Monetary authorities	10,996	12,392	11,844	15,163	17,454
Other investment	10,996	12,392	11,844	15,163	17,454
Special drawing rights (SDRs), Allocation	1,584	1,612	1,545	6,472	6,628
Loans	0	0	0	0	0
Currency and deposits	9,412	10,780	10,299	8,691	10,824
Other liabilities	0	0	0	0	2
Central and local government	113,605	102,780	96,897	89,953	86,208
Debt securities	93,720	83,612	73,053	59,861	55,412
Bonds and notes	93,720	83,612	72,852	59,860	55,412
Money market instruments	0	0	201	1	0
Other investment	19,885	19,168	23,844	30,092	30,796
Trade credits	10	17	45	52	41
Loans	19,818	19,092	22,303	28,868	29,738
Other liabilities	57	59	1,496	1,172	1,017
Banks	48,876	47,482	48,919	48,302	49,443

	As at December 31
	2018	2019	2020	2021	As at June 30, 2022*
	(EUR millions)
Debt securities	7,867	9,361	10,389	10,456	9,840
Bonds and notes	7,867	9,361	10,362	10,456	9,840
Money market instruments	0	0	27	0	0
Other investment	41,009	38,121	38,530	37,846	39,603
Loans	23,244	21,070	20,811	19,543	20,460
Currency and deposits	16,442	16,061	16,640	18,109	18,746
Other liabilities	1,323	990	1,079	194	397
Other sectors	58,539	66,997	62,289	71,451	77,766
Debt securities	2,589	2,797	2,957	5,063	4,678
Bonds and notes	2,580	2,788	2,957	5,061	4,669
Money market instruments	9	9	0	2	9
Other investment	55,950	64,200	59,332	66,388	73,088
Currency and deposits	0	0	0	0	0
Trade credits	16,897	17,643	16,820	21,101	25,476
Loans	37,481	43,471	39,862	42,571	44,971
Insurance technical reserves	521	565	561	625	676
Other liabilities	1,051	2,521	2,089	2,091	1,965
Direct investment: intercompany lending	85,294	87,079	87,463	97,841	103,765
Direct investors in direct investment enterprises	39,726	43,343	45,341	50,129	53,527
Direct investment enterprises in direct investors	5,993	4,114	3,321	4,053	4,696
Between related enterprises	39,575	39,622	38,801	43,659	45,542
Total external debt	317,310	316,730	307,412	322,710	334,636

Source: NBP
(*) Preliminary data.

DESCRIPTION OF THE SECURITIES
The debt securities (“Securities”) will be issued under a Fiscal Agency Agreement between the State Treasury, represented by the Minister of Finance, and a selected fiscal agent.
The following is a summary of certain terms of the Securities. The State Treasury will describe the particular terms of any Securities in the prospectus supplement relating to those Securities. The prospectus supplement may also add, update or change information combined in this prospectus. If the information in this prospectus differs from any subsequent prospectus supplement, you should rely on the updated information in the prospectus supplement. The particular terms of any Securities described in the prospectus supplement may include:
•
the principal amount of the Securities;

•
the price of the Securities;

•
the stated maturity date on which the State Treasury must repay the Securities;

•
the rate of interest the Securities will bear and, if variable, the method by which the interest rate will be calculated;

•
the dates when any interest payments will be made;

•
whether and in what circumstances the State Treasury may redeem the Securities before maturity;

•
the currency in which the State Treasury may pay the Securities and any interest; and

•
any other terms of the Securities.

Status of the Securities and Negative Pledge
The Securities will constitute general and unsecured obligations of Poland and the full faith and credit of Poland will be pledged for the due and punctual payment of the principal of, and interest on, the Securities and for the performance of all obligations of Poland with respect thereto. The Securities will rank pari passu among themselves and at least pari passu in right of payment with all other present and future unsecured obligations of Poland, except for such obligations as may be preferred by mandatory provisions of applicable law.
So long as any of the Securities remain outstanding, Poland will not create or permit (to the extent Poland has the power to refuse such permission) the creation of any Security Interest on any of its present or future assets or revenues, or any part thereof, to secure any Public External Indebtedness of Poland, unless Poland shall procure that all amounts payable under the Securities are secured equally and ratably.
Notwithstanding the above, Poland may create or permit the creation of:
(a)
any Security Interest upon property to secure Public External Indebtedness incurred for the purpose of financing the acquisition of such property (or property which forms part of a class of assets of a similar nature where the Security Interest is by reference to the constituents of such class from time to time); or

(b)
any Security Interest existing on property at the time of its acquisition; or

(c)
any Security Interest arising by operation of law which has not been foreclosed or otherwise enforced against the assets to which it applies; or

(d)
any Security Interest securing or providing for the payment of Public External Indebtedness incurred in connection with any Project Financing provided that such Security Interest applies only to properties which are the subject of such Project Financing or revenues or claims which arise from the operation, failure to meet specifications, exploitation, sale or loss of, or failure to complete, or damage to, such properties; or

(e)
the renewal or extension of any Security Interest described in subparagraphs (a) to (e) above, provided that the principal amount of the Public External Indebtedness secured thereby is not increased.

For these purposes:
“Person” means any individual, company, corporation, firm, partnership, joint venture, association, unincorporated organization, trust or any other juridical entity, including without limitation, a state or an agency of a state or other entity, whether or not having separate legal personality.
“Project Financing” means any arrangement for the provision of funds which are to be used solely to finance a project for the acquisition, construction, development or exploitation of any property pursuant to which the persons providing such funds agree that the principal source of repayment of such funds will be the project and the revenues (including insurance proceeds) generated by such project.
“Public External Indebtedness” means any obligation for borrowed money (a) evidenced by bonds, notes or other securities which are or may be quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market and (b) denominated or payable, or at the option of the holder thereof payable, in a currency other than the lawful currency of Poland.
“Security Interest” means any mortgage, charge, pledge, lien, security interest or other encumbrance securing any obligation of Poland or any other type of preferential arrangement having similar effect over any assets or revenues of Poland.
Payment of Additional Amounts
All payments made in respect of a Security, including payments of principal and interest, to a holder of a Security (“Security holder”) that is not a resident of Poland, will be made by the State Treasury without withholding or deducting for or on account of any present or future taxes, duties, levies or other governmental charges of whatever nature imposed or levied by Poland or any political subdivision or taxing authority within Poland. In the event the State Treasury is required by law to deduct or withhold any such taxes from your payments, the State Treasury will pay to you such additional amounts (“Additional Amounts”) as may be necessary so that the net amount that you receive (including any deduction or withholding with respect to Additional Amounts) is equal to the amount provided for in the Security to be paid to you in the absence of such deduction or withholding. You will not be paid any Additional Amounts, however, if the tax is:
•
a tax that would not have been imposed but for your present or former connection (or a connection of your fiduciary, settlor, beneficiary, member, shareholder or other related party) with Poland, including your (or your fiduciary, settlor, beneficiary, member, shareholder or other related party) being or having been a citizen or resident of Poland or being or having been engaged in a trade or business or present in Poland or having, or having had, a permanent establishment in Poland;

•
imposed because you present a Security in definitive form for payment more than 30 days after the date on which the payment became due and payable;

•
an estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

•
a tax, assessment or other governmental charge which is payable other than by withholding;

•
a tax that would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning your nationality, residence or identity (or the nationality, residence or identity of the beneficial owner of the Security), if your compliance is required by the laws of Poland or of any political subdivision or taxing authority of Poland to avoid or reduce such tax;

•
required to be withheld by any paying agent from a payment on the Security to the extent that such payment can be made without withholding by another paying agent;

•
a tax, assessment or other governmental charge which is required to be withheld or deducted where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the EU Directive on the Taxation of Savings Income (Directive 2003/48/EC), or any law implementing or complying with, or introduced in order to conform to, such directive; or

•
imposed as a result of any combination of the items listed above.

Furthermore, no Additional Amounts will be paid with respect to any Security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that the settlors with respect to such fiduciary, partner or beneficial owner, as the case may be, would not have been entitled to payment of such Additional Amounts if they held the Security themselves.
In the event that such deduction or withholding is required, the State Treasury will make such deduction or withholding and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The State Treasury will furnish you, upon request, within a reasonable period of time after the date of the payment of any taxes due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the State Treasury.
Any reference herein to principal or interest on the Securities includes any Additional Amounts which may be payable on those Securities.
General
Any monies held by the fiscal agent in respect of any Securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to the State Treasury. The holders of those Securities may thereafter look only to the State Treasury for any payment. Securities will become void unless holders present them payment within five years after their maturity date.
The State Treasury may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent will not be a trustee for the holders of the Securities and will not have the same responsibilities or duties to act for such holders as would a trustee. The State Treasury may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.
Default; Acceleration of Maturity
If one or more of the following events shall have occurred and be continuing:
•
the State Treasury fails to pay any interest on any Securities when due and such failure continues for a period of 30 days from the date due for payment thereof; or

•
the State Treasury fails duly to perform or observe any of its other material obligations under or in respect of the Securities, which failure continues unremedied for 45 days after written notice thereof has been delivered by any Security holder to the State Treasury at the specified office of the fiscal agent;

the State Treasury shall, upon receipt of written requests from holders of not less than 25 percent in aggregate outstanding principal amount of the Securities, declare the Securities due and payable, in each case at their principal amount together with accrued interest without further formality. Upon such declaration by the State Treasury, the State Treasury shall give notice thereof in the manner provided in the Fiscal Agency Agreement to the State Treasury and to the holders of the Securities in accordance with such Agreement.
After such declaration, if all amounts then due with respect to the Securities are paid (other than amounts due solely because of such declaration) and all other defaults with respect to the Securities are cured, such declaration may be annulled and rescinded by holders of not less than 50 percent in aggregate outstanding principal amount of the Securities, the “Required Percentage”, by a written notice thereof to the State Treasury at the specified office of the fiscal agent or by the passing of a resolution by the holders of not less than the Required Percentage.
Collective Action Clauses
Section 16 of the Fiscal Agency Agreement contains provisions regarding voting on amendments, modifications and waivers, known as “collective action clauses”.

The Fiscal Agency Agreement contains provisions for convening meetings of Security holders in a given series to consider matters relating to the Securities in that series, including, without limitation, the modification of any provision of the terms of the Securities in that series (including as part of a Multiple Series Proposal). Any such modification may be made if, having been approved in writing by the State Treasury, it is sanctioned by an Extraordinary Resolution. Such a meeting may be convened by the State Treasury and shall be convened by the State Treasury upon the request in writing of Security holders holding not less than 10 percent of the aggregate principal amount of the outstanding Securities in the given series.
As provided below, certain terms, including payment terms and other material terms defined below as Reserved Matters, can be modified without your consent, as long as the requisite supermajority (as set forth below) of the Security holders agrees to the change.
The quorum at any meeting of Security holders convened to vote on an Extraordinary Resolution will be one or more persons present and holding or representing at least 50 percent of the aggregate principal amount of the outstanding Securities in the given series or, at any adjourned meeting of Security holders, one or more persons present and holding or representing at least 25 percent of the aggregate principal amount of the outstanding Securities in a given series; provided,however, that any proposals relating to a Reserved Matter may only be approved by an Extraordinary Resolution passed at a meeting of Security holders at which one or more persons holding or representing at least 66 2∕3 percent of the aggregate principal amount of the outstanding Securities in that series are present. For these purposes, the holder of a Global Security shall be treated as two persons. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Security holders, whether present or not. A resolution may be in writing and any such resolution may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Security holders of the relevant series of Securities.
In the case of a Multiple Series Proposal in relation to a Reserved Matter, a separate meeting will be called and held, or a separate written resolution will be signed, in relation to the Securities in the given series and each other affected series of Debt Securities (together, the “Relevant Debt Securities”, and each series of Relevant Debt Securities, a “Relevant Series”). A Multiple Series Proposal may include one or more alternative proposals relating to, or proposed modifications of the terms and conditions of, each Relevant Series or any agreement governing the issuance or administration of any Relevant Series, provided that all such alternative proposals or proposed modifications are addressed to and may be accepted by any holder of any Debt Security of any Relevant Series.
If a Multiple Series Proposal is not approved in relation to a Reserved Matter by the requisite Extraordinary Resolution as set forth below, but would have been so approved if the Multiple Series Proposal had involved only a single Relevant Series and one or more, but less than all, of the other Relevant Series, that Multiple Series Proposal will be deemed to have been approved in relation to the Relevant Series in respect of which it would otherwise have been approved if the Multiple Series Proposal had involved only such Relevant Series, provided that (i) prior to the record date for the Multiple Series Proposal, the State Treasury has publicly notified holders of the Relevant Debt Securities of the conditions under which the Multiple Series Proposal will be deemed to have been approved if it is approved in the manner described above in relation to a single Relevant Series and some but not all of the other Relevant Series, and (ii) those conditions are satisfied in connection with the Multiple Series Proposal.
For these purposes:
“Debt Securities” means the Securities and any other bills, bonds, debentures, notes or other debt securities issued by the State Treasury in one or more series with an original stated maturity of more than one year, and includes any such obligation, irrespective of its original stated maturity, that formerly constituted a component part of a debt security.

“Extraordinary Resolution” means:
•
in relation to any Multiple Series Proposal in relation to a Reserved Matter:

1)
a)
the affirmative vote of not less than 75 percent of the aggregate principal amount of the outstanding Relevant Debt Securities represented at separate duly called quorate meetings of the holders of all Relevant Series (taken in the aggregate); or

b)
a resolution in writing signed by or on behalf of the holders of not less than 66 2∕3 percent of the aggregate principal amount of the outstanding Relevant Debt Securities (taken in the aggregate); and

2)
a)
the affirmative vote of more than 66 2∕3 percent of the aggregate principal amount of each Relevant Series represented at separate duly called quorate meetings of the holders of each Relevant Series (taken individually); or

b)
a resolution in writing signed by or on behalf of the holders of more than 50 percent of the aggregate principal amount of the outstanding Relevant Debt Securities in each Relevant Series (taken individually).

•
in relation to any other Reserved Matter:

—
a resolution passed at a quorate meeting of Security holders duly convened and held in accordance with the Fiscal Agency Agreement by 75 percent of the aggregate principal amount of all outstanding Securities in the given series; or

—
a resolution in writing signed by or on behalf of Security holders of not less than 66 2∕3 percent of the aggregate principal amount of all outstanding Securities in the given series; and

•
in relation to any other matter:

—
a resolution passed at a meeting of Security holders duly convened and held in accordance with the Fiscal Agency Agreement by a majority consisting of more than 50 percent of the aggregate principal amount of the outstanding Securities in the given series which are represented at that meeting; or

—
a resolution in writing signed by or on behalf of Security holders of more than 50 percent of the aggregate principal amount of all outstanding Securities in the given series.

“Multiple Series Proposal” means a proposal (including a proposed modification of the relevant terms and conditions) affecting (i) the given series of Securities or any agreement governing the issuance or administration of the given series of Securities, and (ii) the Debt Securities of one or more other series or any agreement governing the issuance or administration of such other Debt Securities.
“Reserved Matter” means any proposal to:
•
change the due date for the payment of the principal of, or any installment or interest on, the Securities;

•
reduce the principal amount of the Securities;

•
reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the Securities;

•
reduce the interest rate on any Security or any premium payable upon redemption of the Securities;

•
modify any provision of the terms and conditions of the Securities in connection with any exchange or substitution of the Securities, or the conversion of the Securities into, any other obligations or securities of the State Treasury or any other person, which would result in the terms and conditions of the Securities as so modified being less favorable to the holders of the Securities which are the subject of the terms and conditions as so modified than:
(a)
the provisions of the other obligations or securities of the State Treasury or any other person resulting from the relevant exchange or substitution; or

(b)
if more than one series of other obligations or securities results from the relevant exchange or substitution or conversion, the provisions of the resulting series having the largest aggregate principal amount;

•
change the currency in which any amount in respect of the Securities is payable;

•
shorten the period during which the State Treasury is not permitted to redeem the Securities or permit the State Treasury to redeem the Securities if, prior to such action, the State Treasury is not permitted to do so;

•
change the definition of “outstanding” with respect to the Securities;

•
change the governing law of the Securities;

•
change the courts to the jurisdiction of which the State Treasury has submitted, the State Treasury’s obligation under the Fiscal Agency Agreement or the terms and conditions of the Securities to appoint and maintain an agent for the service of process or the State Treasury’s waiver of immunity with respect to any suit, action or proceeding that may be brought in connection with the Securities or the Fiscal Agency Agreement;

•
reduce the proportion of the principal amount of the Securities or, in the case of a Multiple Series Proposal, the Relevant Debt Securities or the Relevant Series, that is required to constitute a quorum or for any request, demand, authorization, direction, notice, consent, waiver or other action or that is required to modify, amend or supplement the Fiscal Agency Agreement or the terms and conditions of the Securities; or

•
change the obligation of the State Treasury to pay Additional Amounts on the Securities.

Any modification, amendment or supplement made in accordance with the terms of the Securities will be binding on all holders of Securities of that series.
The State Treasury and the fiscal agent may, without the consent of any holder of the Securities of a series, modify, amend or supplement the Fiscal Agency Agreement or the Securities of that series for the purpose of:
•
adding to the covenants of the State Treasury;

•
surrendering any right or power conferred upon the State Treasury;

•
securing the Securities of that series;

•
curing any ambiguity, or curing, correcting or supplementing any defective provision contained in the Fiscal Agency Agreement or in the Securities of any series; or

•
amending the Fiscal Agency Agreement or the Securities of that series in any manner that the State Treasury may determine and that does not adversely affect the interest of any holder of Securities of that series in any material respect.

The State Treasury may from time to time, without notice to or the consent of the registered holders of any series of Securities, issue further Securities which will form a single series of Securities, provided the further Securities are fungible with the Securities of the existing series for U.S. federal income tax purposes. These further Securities will have the same terms as to status, redemption or otherwise as the Securities of the existing series and will rank equally with the Securities of the existing series in all respects, except for the payment of interest accruing prior to the issue date of these further Securities or except for the first payment of interest following the issue date of these further Securities.

Residual Maturity Call at the Option of the State Treasury
The State Treasury may, at its option, from and including the date falling three months prior to the maturity date of the Securities to but excluding the maturity date of the Securities, subject to having given not less than 30 nor more than 60 calendar days’ prior notice to the Security holders in accordance with the terms and conditions of the Securities (which notice shall be irrevocable and shall specify the date set for redemption), redeem all, but not some only, of the outstanding Securities at their principal amount plus accrued interest up to but excluding the date set for redemption.
Purchase of Securities by the State Treasury
The State Treasury may at any time purchase any Securities through the market or by tender at any price. If purchases are made by tender, tenders must be available to all holders of Securities of the same series. Any Securities purchased by or on behalf of the State Treasury may be held, resold or cancelled.
Form and Settlement
If specified in a prospectus supplement, the State Treasury will issue the Securities of each series as one or more fully registered global securities (each a “Global Security”), which will be deposited with, or on behalf of, The Depository Trust Company, New York (“DTC”), and/or one or more other depositaries named in the prospectus supplement, such as Euroclear Bank S.A./N.V. (“Euroclear”), or Clearstream Banking, société anonyme (“Clearstream”). Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to DTC or its nominee.
DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities of its participants and facilitates the clearance and settlement of securities transactions through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules that apply to DTC are on file with the SEC and the DTC agrees and represents to its participants that it will administer its book-entry system in accordance with its rules and requirements of law.
Upon the issuance of the Global Securities, the State Treasury expects that the depositary or nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by the Global Securities to the accounts of institutions that have accounts with the depositary or nominee, known as the participants. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations may impair the ability to own, transfer or pledge beneficial interests in a Global Security.
The State Treasury will provide the fiscal agent with any payment of principal or interest due on the Securities on any interest payment date or at maturity. As soon as possible thereafter, the fiscal agent will make such payments to the depositary or nominee that is the registered owner of the Global Security representing such Securities in accordance with arrangements between the fiscal agent and the depositary. The State Treasury expects that the depositary or nominee, upon receipt of any payment of principal or interest, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the relevant records. The State Treasury also expects that payments by participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of such participants. Neither the State Treasury nor the fiscal agent will have any responsibility or liability for payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records.
So long as a depositary or nominee is the registered owner of a Global Security, it will be considered the sole owner and holder of the Securities represented by such Global Security. Except as provided below or in a prospectus supplement, owners of beneficial interests in a Global Security:
•
will not be entitled to have the Securities represented by such Global Security registered in their names;

•
will not receive or be entitled to receive physical delivery of Securities in definitive form upon exchange or otherwise; and

•
will not be considered the owners or holders of any Securities represented by such Global Security.

Accordingly, such person owning a beneficial interest in a Global Security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Securities. Under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action that the depositary or its nominee, as the holder of the Global Security, would be entitled to take, the depositary would authorize the participants to take such action, and the participants would authorize beneficial owners to take such action or would otherwise act upon the instructions of beneficial owners.
Unless stated otherwise in a prospectus supplement, a Global Security may only be transferred as a whole in the following manner:
•
by the related depositary to a nominee of such depositary or by a nominee of such depositary to such depositary or any other nominee of such depositary; or

•
by such depositary or any such nominee to another depositary for such Securities or its nominee or to a successor of the depositary or a nominee of such successor.

Securities represented by a Global Security are exchangeable for Securities in definitive form in denominations specified in the applicable prospectus supplement if:
•
the depositary, or each of Euroclear and Clearstream, notifies the State Treasury that it is unwilling or unable to continue as depositary for such Global Security or if the depositary ceases to be a clearing agency registered under applicable law and a replacement depositary is not appointed within 90 days;

•
the State Treasury decides not to have all of the related Securities represented by such Global Security;

•
an Event of Default has occurred and is continuing; or

•
such other events occur as may be specified in a prospectus supplement.

Any Security that is exchangeable pursuant to the preceding sentence is exchangeable for Securities in definitive form registered in such names as the depositary shall direct. Securities in definitive form may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York and principal thereof and interest thereon will be payable at such office of the fiscal agent, provided that interest thereon may be paid by check mailed to the registered holders of the Securities. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.
Prescription
The Securities will be subject to the limitation periods relating to claims for principal and interest as provided by Article 118 of the Polish Civil Code, dated April 23, 1964, as amended, which provides a six-year limitation period on claims for principal and a three-year limitation period on claims for interest.

Judgment Currency
The State Treasury agrees that if a judgment or order given or made by any court for the payment of any amount in respect of any Security is expressed in a currency, the judgment currency, other than the U.S. dollar, the denomination currency, the State Treasury will pay any deficiency arising or resulting from any variation in rates of exchange between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof. This obligation will constitute a separate and independent obligation from the other obligations under the Securities, will give rise to a separate and independent cause of action, will apply irrespective of any waiver or extension granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Security or under any such judgment or order.
Governing Law; Consent to Service; Sovereign Immunity
The Fiscal Agency Agreement and the Securities will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, except that all matters governing the authorization and execution of the Securities by the State Treasury will be governed by the laws of Poland. The State Treasury will appoint the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016 as its authorized agent upon which process may be served in any action arising out of or based on the Securities which may be instituted in any State or federal court in New York City by any holder of a Security. Poland will irrevocably waive to the fullest extent permitted by law any immunity from jurisdiction to which it might otherwise be entitled in any action (other than a pre-judgment attachment which is expressly not waived) arising out of or based on the Securities which may be instituted by any holder of a Security in any State or federal court in New York City or in any competent court in Poland, except for its sovereign immunity in connection with any actions arising out of or based on U.S. federal or state securities laws as further described below. Such waiver of immunities constitutes only a limited and specific waiver for the purposes of the Securities and under no circumstances shall it be interpreted as a general waiver by Poland or a waiver with respect to proceedings unrelated to the Securities. However, the United States Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”), may provide an effective means of service and preclude granting sovereign immunity in such actions.
The Immunities Act may also provide a means for limited execution upon such property of Poland in the United States as is related to the service or administration of the Securities. Under the laws of Poland, subject to certain exceptions, assets of Poland are immune from attachment or other forms of execution whether before or after judgment. Poland does not waive any immunity in respect of property which is ambassadorial or consular property or buildings or the contents thereof, in each case situated outside Poland, or any bank accounts of such embassies or consulates, in each case necessary for proper ambassadorial and consular functions, or any military property or assets of Poland nor does it waive immunity from execution or attachment or process in the nature thereof.

ENFORCEABILITY OF JUDGMENTS
Poland is a foreign sovereign State. Consequently, it may be difficult for investors to obtain or enforce judgments of courts in the United States against Poland. The State Treasury will irrevocably submit to the jurisdiction of the federal and state courts in New York City, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not all immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Securities brought by any holder of Securities.
Poland reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under U.S. federal securities laws or any state securities laws. In the absence of a waiver of immunity by Poland with respect to such action, it would not be possible to obtain a U.S. judgment in such an action against Poland unless a court were to determine that Poland is not entitled under the Immunities Act to sovereign immunity with respect to such action. The State Treasury has been advised by White & Case, M. Studniarek i Wspólnicy — Kancelaria Prawna Spółka Komandytowa, Polish counsel for the State Treasury, that enforceability in Poland of final judgments of U.S. courts, including those obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws, will be subject to the rules governing enforcement in Poland of civil judgments of foreign courts specified in the Polish Code of Civil Procedure.
Foreign court judgments are recognizable under Article 1145 of the Polish Code of Civil Procedure (Kodeks postępowania cywilnego) and are enforceable in Poland under Article 1150 of the Polish Code of Civil Procedure provided there are no negative grounds listed in Article 1146 of the Polish Code of Civil Procedure or they are not enforceable in the country of their origin, with the exception of foreign court judgments that were issued in the countries with which Poland is bound by a relevant international treaty (bilateral or multilateral) and such treaty waives the application of the relevant provisions of the Polish Code of Civil Procedure.
Pursuant to Article 1145 of the Polish Code of Civil Procedure, judgments of foreign courts issued in civil cases are automatically recognized in Poland by operation of law unless an entity with a legal interest in the proceedings brings a declaratory action under Article 1148 of the Polish Code of Civil Procedure to establish that there exists an exception as set forth in Article 1146 of the Code of Civil Procedure.
Pursuant to Article 1146, Section 1 of the Polish Code of Civil Procedure, a judgment issued by a foreign court will not be recognized if:
(i)
it is not legally final and binding in the state where it was issued;

(ii)
it was issued in a case subject to the exclusive jurisdiction of Polish courts;

(iii)
the defendant, who did not engage in dispute as to the essence of the case, has not received, duly and at a time making it possible to undertake defense, the letter initiating the proceedings;

(iv)
a party was deprived of the possibility to defend itself in the course of proceedings;

(v)
a case for the same claim between the same parties had been pending in Poland earlier than before the foreign court;

(vi)
it is contrary to an earlier legally final and binding judgment of a Polish court or an earlier legally final and binding judgment of a foreign court complying with the conditions of its recognition in Poland issued in a case for the same claim between the same parties; or

(vii)
recognition would be contrary to the basic principles of public policy in Poland.

Reciprocity in the recognition of judgments between Poland and the foreign court’s country is no longer necessary.
Recognition of a foreign judgment in Poland does not automatically bring about its enforcement. In order for a foreign judgment to be declared enforceable in Poland, it has to be enforceable in the country of its origin and should not fall under the conditions for the refusal of recognition set out in Article 1146 of the Polish Code of Civil Procedure.

Subject to the above, if all the relevant conditions are met, the enforceability in Poland of final judgments of U.S. courts would not require retrial in Poland. However, a Polish court would need to issue an order declaring the foreign judgment enforceable in Poland. In addition, Polish law contains specific rules regarding the enforcement against assets of the State Treasury.
In original actions brought before Polish courts, there is doubt as to the enforceability of liabilities based on the U.S. federal securities laws.
The State Treasury has appointed an authorized agent in New York City upon whom service of process can be made. As a result of the State Treasury’s appointment of such agent in New York City, investors will be able to effect service of process upon Poland in original actions in Federal and state courts in New York City (subject to the preceding paragraphs). Regardless of the validity of such service of process under New York law, enforceability in Poland of final judgments of New York courts remains subject as described above. To commence original actions in Polish courts, service of process upon the State Treasury’s New York agent will not suffice, and valid service of process must be made under Polish law. Under Polish law, service of process is effected by delivery of the claim to the circuit court (Sad Okręgowy) and such court is responsible for service upon the defendant to finalize the service of process.

TAXATION
Information regarding Polish, United States federal income and certain other taxation matters will be included in the relevant prospectus supplement.

PLAN OF DISTRIBUTION
This summary plan of distribution will be supplemented by a description of the particular offering and its terms and conditions in a prospectus supplement issued for each series of Securities.
The State Treasury may sell Securities to or through underwriters. The State Treasury may also sell Securities directly to other purchasers or through agents. These firms may also act as agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters in connection with the Securities offered by the prospectus supplement.
The Securities may be distributed from time to time in one or more transactions:
•
at a fixed price or prices which the State Treasury may change;

•
at market prices prevailing at the time of sale;

•
at prices related to prevailing market prices; or

•
at negotiated prices.

In connection with the sale of Securities, the State Treasury may pay compensation to underwriters. Underwriters who act as agents for purchasers of securities may also receive compensation from the purchasers in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers. The dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters under the Securities Act of 1933. Any discount or commissions received by underwriters, dealers and agents from the State Treasury and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions. The State Treasury will identify any underwriter or agent, and describe any compensation received from us in the prospectus supplement.
The Securities may be a new issue of Securities with no established trading market. Underwriters and agents that the State Treasury sells Securities to for public offering and sale may make a market in the Securities. However, the underwriters and agents will not be obligated to make a market in the securities and may discontinue any market making at any time without notice. The State Treasury cannot assure you that there will be a liquid trading market for the Securities.
The State Treasury may enter into agreements with underwriters, dealers and agents who participate in the distribution of Securities. These agreements may entitle the underwriters, dealers and agents to indemnification by the State Treasury against certain liabilities, including liabilities under the Securities Act of 1933.
The State Treasury may authorize underwriters or other persons acting as their agents to solicit offers by institutions to purchase Securities from the State Treasury under contracts which provide for payment and delivery on a future date. The State Treasury will describe these arrangements in the prospectus supplement. The underwriters may enter into these contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions. The State Treasury must approve the institutions in all cases. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in connection with the validity or performance of these contracts.

VALIDITY OF THE SECURITIES
Except as may otherwise be indicated in any prospectus supplement, the validity of each series of Securities will be passed upon on behalf of the State Treasury by or on behalf of the Director of the Legal Department, Ministry of Finance, ul. Swiętokrzyska 12, Warsaw, Poland and, as to U.S. and New York State law, by White & Case LLP, 5 Old Broad Street, London EC2N 1DW, United Kingdom, United States counsel for the State Treasury, and, as to Polish law, by White & Case M. Studniarek i Wspólnicy — Kancelaria Prawna Spółka Komandytowa, Q22, Al. Jana Pawła II 22, 00-133 Warsaw, Poland, Polish counsel for the State Treasury. Certain legal matters will be passed upon for any underwriters by counsel identified in the related prospectus supplement. All statements in this prospectus or any prospectus supplement hereto, with respect to matters of Polish law have been passed upon by the Director of the Legal Department, Ministry of Finance, Republic of Poland and are made upon his authority.

AUTHORIZED AGENT IN THE UNITED STATES
The authorized agent of the State Treasury in the United States is the Consul General of the Republic of Poland, 233 Madison Avenue, New York, NY 10016.

OFFICIAL STATEMENTS AND DOCUMENTS
Information included herein which is identified as being derived from a publication of or supplied by Poland or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of Poland. All other information herein and in the Registration Statement of which this prospectus is a part, other than included under the caption “Plan of Distribution” herein, is included as a public official statement made on the authority of Magdalena Rzeczkowska, Minister of Finance of the Republic of Poland.

FURTHER INFORMATION
The information set forth herein relating to Poland has been reviewed by Magdalena Rzeczkowska, Minister of Finance of the Republic of Poland, and is included herein on his authority.
The information for which the National Bank of Poland has been cited as the source was provided by the National Bank of Poland. The information for which the Statistics Poland is cited as the source was provided by the Statistics Poland.
A registration statement, as it may be amended from time to time, relating to the Securities on file at the SEC, contains further information. The SEC maintains an internet site (http://www.sec.gov) that contains reports and other information regarding issuers that file electronically with the SEC.

ISSUER
The State Treasury of the Republic of Poland
Ministry of Finance
ul. Świętokrzyska 12
00-916 Warsaw
Poland
FISCAL AGENT
Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
LEGAL ADVISERS
To the Republic of Poland as to United States and New York State law:	To the Republic of Poland as to Polish law:
White & Case LLP	White & Case M. Studniarek i Wspólnicy — Kancelaria Prawna sp.k.
5 Old Broad Street London EC2N 1DW United Kingdom	39th Floor, Building Q22 Aleja Jana Pawla II 22 00-133 Warsaw Poland
To the Underwriters as to United States and New York State law:	To the Underwriters as to Polish law:
Linklaters LLP	Linklaters C. Wiśniewski i Wspólnicy Spółka Komandytowa
One Silk Street London EC2Y 8HQ United Kingdom	32nd Floor, Building Q22 Aleja Jana Pawla II 22 00-133 Warsaw Poland
LUXEMBOURG LISTING, PAYING AND TRANSFER AGENT
Banque Internationale à Luxembourg, société anonyme
69 route d’Esch
L-2953 Luxembourg